# CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

October 9, 2002



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Attention Ms Amy O'Brien

Dear Sirs,

**Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Press release: 2002 Interim Report (printed copy) & convocation of the Board of Directors**

  Date distributed : October 2002
  Num. of Annex A : 2 & 19
  English summary + English version available

In order to facilitate your work, I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

dlw 10/30

# CASSA DI RISPARMIO DI FIRENZE

## CONVOCATION OF THE BOARD OF DIRECTORS

### 30 SEPTEMBER 2002 FINANCIAL RESULTS

The Board of Directors of Cassa di Risparmio di Firenze Spa was convened to meet on November 11, 2002 where, among other things, the 30 September 2002 consolidated financial results will be approved.

Florence, October 9, 2002

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

## ANNEX A

## REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| 1. | ***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1] | By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting. | Arts. 77 and 96 of CONSOB Regulation No. 11971/99. | *Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. |
| | ***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.*** | Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting. | Art. 2435 of the Italian Civil Code. | The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*). |

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| 2. | ***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.*** | Within four months of the end of the first semester of each accounting year. | Arts. 81 and 96 of CONSOB Regulation No. 11971/99. | Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. |
| 3. | ***Quarterly reports.*** | Within 45 days of the end of each quarter of each accounting year. | Arts. 82 and 96 of CONSOB Regulation No. 11971/99.. | Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2] |
| 4. | ***Prospectuses.*** | Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public. | Art. 94 of Legislative Decree No. 58/1998. | CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large. |
| 5. | ***Dividend declarations.*** | Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public. | Art. 2433 of the Italian Civil Code. | Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. |
| 6. | ***Preliminary profit announcements.*** | Must be disclosed promptly. | Arts. 66 and 68 of CONSOB Regulation No. 11971/99. | Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies. |
| 7. | ***Periodic accounting information and budget announcements.*** | Must be disclosed promptly. | Arts. 66 and 68 of CONSOB Regulation No. 11971/99. | Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies. |

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| 8. | ***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.*** | Must be disclosed promptly. | Art. 66 of CONSOB Regulation No. 11971/99. | Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies. |
| 9. | ***Information and documents relating to mergers and demergers.*** | | | |
| (a) | Merger/demerger proposal. | No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted. | Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code. | The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette. |
| (b) | Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger. | No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted. | Art. 70 and 90 of CONSOB Regulation No. 11971/99. | Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting. |
| (c) | Report of the Board of Directors to the Shareholders on the merger/demerger. | No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted. | Art. 90 of CONSOB Regulation No. 11971/99. | CONSOB. |
| (d) | Information memorandum. | No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted. | Arts. 70 and 90 of CONSOB Regulation No. 11971/99. | CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b). |
| (e) | Resolution of the shareholders' meeting which approved the merger/demerger. | Within 30 days from the date of the relevant shareholders' meeting. | Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code. | CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette. |

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| (f) | Deed of merger/demerger. | Within 30 days of execution | Art. 2504 and Art. 2504 | The information must be filed with the |

| | | | | |
|---|---|---|---|---|
| | | of the deed of merger/demerger. | *novies* of the Italian Civil Code. | Companies' Register. |
| (g) | Deed of merger/demerger. | Within 10 days of the registration of the deed of merger/demerger with the Companies' Register. | Art. 90 of CONSOB Regulation No. 11971/99. | CONSOB. |
| 10. | ***Information memorandum regarding acquisitions and disinvestments.*** | No later than 15 days from CONSOB's request. | Arts. 71 and 91 of CONSOB Regulation No. 11971/99. | CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy. |
| 11. | ***Amendments to the by-laws.*** | | | |
| (a) | Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB). | At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted. | Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99. | CONSOB. |
| | | At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted. | Art. 72, par. 2 of CONSOB Regulation No. 11971/99. | The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| (b) | Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments. | Within 30 days from the date of the shareholders' meeting that approved the amendments. | Art. 2436 of the Italian Civil Code. | The information must be filed with the Companies' Register. |
| 12. | ***Issue of debt securities.*** | | | |
| (a) | Report of the Board of Directors to the shareholders on the proposed issue of debt securities. | At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted. | Art. 92 of CONSOB Regulation No. 11971/99. | CONSOB. |

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| | | At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted. | Art. 75 of CONSOB Regulation No. 11971/99. | The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| (b) | Resolution of the shareholders' meeting which has approved the issue of the debt securities. | Within 30 days from the date of the relevant shareholders' meeting. | Art. 2411 of the Italian Civil Code. | The Companies' Register. |
| 13. | ***Changes in share capital.*** | | | |
| (a) | Report of the Board of Directors to the shareholders on the proposed change in share capital. | At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted. | Art. 92 of CONSOB Regulation No. 11971/99. | CONSOB. |
| | | At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted. | Art. 72 of CONSOB Regulation No. 11971/99. | The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| (b) | Report of the external auditors appointed by the Florence Court.[4] | At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted. | Art. 72 and 92 of CONSOB Regulation No. 11971/99. | CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| (c) | Resolution of the shareholders' meeting which has approved the change in share capital. | Within 30 days from the date of the shareholders' meeting which has approved the change in share capital. | Art. 2436 of the Italian Civil Code. | The information must be filed with the Companies' Register. |
| | | | Art. 92 of CONSOB Regulation No. 11971/99. | CONSOB. |
| (d) | Amended text of the by-laws. | Within 30 days from the date of the shareholders' meeting which has approved the change in share capital. | Art. 2436 of the Italian Civil Code. | The information (showing the new amount of share capital) must be filed with the Companies' Register. |

| Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

| | | | | |
|---|---|---|---|---|
| | | Within 30 days from the date of filing with the Companies' Register. | Art. 92 of CONSOB Regulation No. 11971/99. | CONSOB. |
| *14.* | ***Acquisition/sale of treasury stock.*** | | | |
| (a) | Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock. | At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted. | Arts. 73 and 93 of CONSOB Regulation No. 11971/99. | CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| (b) | Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock. | Within 30 days from the relevant shareholders' meeting. | Art. 93 of CONSOB Regulation No. 11971/99. | CONSOB. |
| 15. | ***Notice of changes in directors, statutory auditors or general manager.*** | Within 10 days of appointment/removal. | Art. 100 of CONSOB Regulation No. 11971/99. | Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB. |
| | ***Notice of changes in directors.*** | Within 15 days of appointment/removal. | Art. 2383 of the Italian Civil Code. | Details of the new/resigned directors must be filed with Companies' Register. |
| 16. | ***Shareholders' meetings.*** | | | |
| (a) | Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings. | 30 days before shareholders' meetings. | Ministerial Decree No. 437/98. | Publication in the Italian Official Gazette. |
| (b) | Directors' report on proposals included in the agenda. | 15 days before shareholders' meeting. | Ministerial Decree No. 437/98. | Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange. |
| 17. | ***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.*** | Within 3 working days from the end of each calendar month. | Arts. 87 and Annex 3F of CONSOB Regulation 11971/99. | CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month. |
| 18. | ***Opening/closing of branches.*** | Must be disclosed promptly. | Rules of the Companies' Register | The opening/closing of the branch must be notified to the Companies Register. |

| | Type of information | Period of filing or disclosure | Source of requirement | Where/how to file, make public or distribute |
|---|---|---|---|---|
| 19. | ***Other material information.*** | Must be disclosed promptly. | Art. 66 of CONSOB Regulation No. 11971/99. | Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies. |

# 2002 CONSOLIDATED FIRST-HALF INTERIM REPORT

| | |
|---|---|
| **NET PROFIT** | € 46.1 MILLION (+6.3%) |
| **COST/INCOME RATIO** | 65.8% (VS. 67%) |
| **TOTAL DEPOSITS** | + 4.0% (€ 26,165) |
| **NET LOANS** | + 4.9% (€ 12,101) |



160
140
120
100
80
60
40
20
0
1st half 2001
1st half 2002
Net profit
Gross operating profit
Parent co. net profit


Today the Board of Directors of Cassa di Risparmio di Firenze, chaired by Aureliano Benedetti, approved the 2002 consolidated first-half interim report, presented by the General Manager Lino Moscatelli. At the same meeting the Board also took note that Banca CR Firenze stock had been included in Borsa Italiana's MIDEX – the index comprising the top 25 stocks in terms of capitalisation and liquidity immediately after those included in the MIB 30 index.

As compared with June 30th 2001, the **changes in the scope of consolidation** concerned proportional consolidation of 50% of Findomestic Banca (vs. 35% up to the third quarter of 2001), line-by-line consolidation

of Cassa di Risparmio di Mirandola (proportional at 50.7% up to the first quarter of 2002), and equity consolidation of 47% of CFT Finanziaria (line-by-line up to the first quarter 2002). **The following economic analysis is on a pro-forma basis.**

---

The Group

Compared with the same period in the previous year, **consolidated net profit** totalled **€ 46.1 million** (mn), **growing by 6.3%** YoY.
**Net interest income grew by 7.3%** (€ 293.10 mn), whereas **non-interest income** – amounting to € 161.1 mn – **went down by 5.8%.** This was mainly due to lower trading gains. **Commissions and other net revenues** in fact **decreased by just 1.6%.**

**Total income rose by 3%** (€ 478.2 mn), thanks to structural diversification of contributory sources – a distinctive feature of the Banca CR Firenze Group's composition.

**Operating costs increased** moderately **by 3.3%** (€ 298.6 mn), in line with objectives. The main driver was the robust operational development of the subsidiary Findomestic Banca SpA (consumer credit), in parallel with other Group businesses, whereas **staff costs** at the end of the first half showed a decrease of **1.2%.**
The **cost/income ratio** continued to improve, going **down to 65.8%** (vs. 67%).

**Gross operating profit** totalled € 149.5 mn (**+5.0%**).

**Provisions and write-downs increased by 10.5%** - primarily because of prudent provisioning for risks and charges. Ordinary operating profit ended the first half with YoY growth of 2.3% (€ 94.9 mn).

Compared with December 31st 2001, **total deposits and collections grew by 4%**, with **direct deposits rising by +7.5%** to € 11,885 mn. Within **assets administered (+2.5%)**, assets under management remained substantially stable at over € 8,000 mn.

**Customer loans** amounted to € 12,101 mn, **growing by some 5%** vs. December 31st 2001. **The net bad-loan ratio** improved from 1.75% as at the end of 2001 **to 1.13%** as at June 30th 2002, with bad-loan coverage rising further to **54.4%** vs. **52%** at 2001 year-end.

## BANCA CR FIRENZE SPA

The parent company once again reported very positive performance, ending the first half with **ordinary operating profit** (€ 107.1) **up by 11.4%** and **net profit** of € 59.4 mn (**+6.3%**).
Special attention was dedicated to administrative expenses. The latter remained stable, thus permitting achievement of **gross operating profit** of € 133 mn, **up by 8.6%.**

The **cost/income ratio** improved from 62.2% to **60.3%.**

**Direct deposits** topped **€ 8,500 mn**, growing by some **4.4%**, whilst **indirect deposits** remained stable at over € 11,200 mn. The ratio of assets under management/total indirect deposits was 57.1%. **Customer loans** totalled € 7,679 mn, with an **increase of 4.2%.**

## FIRST-HALF COURSES OF ACTION AND INITIATIVES

In the service sector a key highlight consisted of initiatives developing the multi-channel approach. They included start of out-bound operations for the Multi-channel Service Centre, thanks to which banks in the CRF Group can draw on facilities to provide effective support for sales campaigns and customer-stimulation programmes. Another initiative was the launch of the portal www.liberamente.net dedicated to the Group's private customers. The "Liberamente" brand characterises the various remote-banking services offered by the Group to private customers and that are arousing growing interest in the public.
On the marketing front, an initiative worthy of note was the start of a loyalty programme. This is based on a mechanism rewarding use of the bank's services and aims to increase customer wallet share.
In bancassurance, given the persistent uncertainty reigning in financial markets, over 60% of subscriptions were directed towards products featuring a high protection factor – guaranteed minimum-rate products (Investimento Garantito), secure-capital unit-linked policies (Multigrant EAG 2006) and index-linked products. The Group's gross premium collections in the first half totalled some € 123 mn.
As from January 1st 2002 individual discretionary-account AUM business was centralised in the parent company, via conferment of delegated powers by CR Pistoia and Pescia SpA. Initiatives were started to strengthen the offering, leading to launch in July of new secure-capital AM products under the "Orizzonti Sereni" brand. As at June 30th 2002 assets managed in the form of discretionary accounts amounted to some € 2,138 mn.
As at June 30th 2002, collections in Giotto Lux mutual investment funds, managed via CR Firenze Gestion International S.A. and distributed by the Group and by CR Forlì, amounted to € 2,014 mn.
In the customer-loans area, medium-/long-term lending continued to be the most dynamic segment. In order to meet market requirements, the home mortgage offering was expanded with a new product called "EuroMisto" and a flexible and innovative credit scheme was launched called "Conto Cantiere" to finance property development initiatives.
As at the end of the first half, the network of private bankers – "LiberaMente Network" – activated in September 2001 – counted 40 private bankers, with the addition of a further 25 envisaged by year-end. The financial stores of Rome Via Paisiello, Rome Prati and Rome Corso Vittorio Emanuele were joined by those in Bologna, Pesaro and Porto Sant'Elpidio.

The lending area was the object of major, group-wide organisational novelties.
More specifically, the organisation structures of subsidiary Banks' credit and loan sector were aligned with those of the parent company, separating the commercial and loan areas. The latter handles the loan evaluation process and revision, with an internal set-up that organisationally separates management of performing and substandard customer loans.
A new unit was set up in the parent company, separate from the loan-issuing unit, with the task of monitoring and controlling credit risks at group level.

Management of the Group's investment and trading portfolio was based on a prudent policy that, in view of the expected increase in interest rates, translated into a reduction of the fixed-rate segment.

The total amount of the Group's investment and trading portfolio remained stable, going from € 1.62 billion (bn) to € 1.65 bn as at the end of the first half.
During the first half the Group made consolidated gains of € 2.2 mn on the trading of securities, currencies and derivatives.
In addition, a comprehensive plan for evolution of the Finance area's organisation was started. Among other things, this aims to achieve gradual integration of all Group activities in the parent company.

The Group continued the market-risk limitation policy initiated in the second half of 2001. This made it possible to handle the negative effects of the adverse overall trend. The parent company's structural interest-rate risk remained on the previous year's average levels – thus demonstrating that the bank's financial structure did not undergo any particular changes.
The parent company and subsidiary banks have risk-measure tools relating to their various operations. Taken as a whole, these permit adequate monitoring.
Activities relating to the new guidelines being issued by the Basle Committee for risk control and management have been assigned to a dedicated unit. A rating model for corporate customers has already been acquired - and is currently undergoing testing – and parallel projects have been launched to quantify capital against loan and market risks. The parent company's Board has recently approved a new model for measurement of financial and interest-rate risks. This will be applied throughout the Group during 2003 and is part of the approach envisaged by the new Basle agreement.

In order to strengthen its capital resources following the significant increase in its lending business, in June Banca CR Firenze SpA completed the first public issue on the Eurobond market in the form of an Upper Tier II subordinated loan of € 200 mn. This was entirely placed with institutional investors.

# Banca CR Firenze

*Consolidated balance sheet*

| ASSETS | 30 June 2002 | 31 Dec. 2001 | 30 June 2001 PF | 30 June 2001 |
|---|---|---|---|---|
| | | | | Euro/1,000 |
| **10 *Cash and cash on deposit with central banks and post offices*** | **125,442** | **147,813** | **79,003** | **77,069** |
| **20 Italian government securities and similar securities eligible for refinancing with central banks** | **294,563** | **224,795** | **383,947** | **366,558** |
| **30 Amounts due from banks** | **791,305** | **949,319** | **519,885** | **595,937** |
| (a) sight | 194,619 | 106,176 | 91,924 | 93,730 |
| (b) other | 596,686 | 843,143 | 427,961 | 502,207 |
| **40 Customer loans** | **12,101,161** | **11,531,220** | **11,645,135** | **11,013,410** |
| including: | | | | |
| - loans from third-party funds under administration | 0 | 1,128 | 354 | 354 |
| **50 Bonds and other debt securities** | **1,694,175** | **1,822,607** | **1,824,263** | **1,791,821** |
| (a) of public issuers | 1,436,416 | 1,511,147 | 1,516,345 | 1,490,483 |
| (b) of banks | 100,781 | 195,514 | 194,675 | 189,802 |
| including: | | | | |
| - own securities | 30,652 | 53,362 | 59,453 | 59,453 |
| (c) of financial institutions | 53,470 | 60,114 | 45,774 | 45,227 |
| (d) of other issuers | 103,508 | 55,831 | 67,469 | 66,308 |
| **60 Shares and other equity securities** | **50,149** | **49,037** | **56,531** | **55,718** |
| **70 Participating interests other than in group companies** | **389,844** | **359,600** | **344,324** | **340,680** |
| (a) valued on equity method | 136,321 | 101,497 | 94,266 | 95,440 |
| (b) other | 253,523 | 258,103 | 250,058 | 245,240 |
| **80 Participating interests in group companies** | **20,213** | **23,770** | **49,313** | **17,158** |
| (a) valued on equity method | 16,536 | 18,068 | 33,248 | 15,929 |
| (b) other | 3,677 | 5,702 | 16,065 | 1,230 |
| **90 Goodwill arising on consolidation** | **147,549** | **145,409** | **176,861** | **125,225** |
| **100 Goodwill on equity-valued holdings** | **415** | **873** | **261** | **259** |
| **110 Intangible assets** | **58,714** | **61,920** | **56,154** | **50,585** |
| **120 Property and equipment** | **348,482** | **361,678** | **343,788** | **324,971** |
| **140 Own shares** | **5,624** | **7,119** | **1,611** | **859** |
| **150 Other assets** | **963,610** | **1,262,140** | **803,491** | **934,877** |
| **160 Accrued income and prepayments** | **122,237** | **105,636** | **118,388** | **108,502** |
| (a) accrued income | 88,386 | 76,557 | 96,322 | 92,065 |
| (b) prepayments | 33,851 | 29,079 | 22,066 | 16,437 |
| including: | | | | |
| - issue discounts on securities | 0 | 0 | 0 | 201 |
| **TOTAL ASSETS** | **17,113,483** | **17,052,937** | **16,402,957** | **15,803,628** |

## Banca CR Firenze

*Consolidated balance sheet*

Euro/1,000

| LIABILITIES AND SHAREHOLDERS' EQUITY | 30 June 2002 | 31 Dec. 2001 | 30 June 2001 PF | 30 June 2001 |
|---|---|---|---|---|
| **10 Amounts due to banks** | **2,341,780** | **3,083,086** | **2,692,419** | **2,350,663** |
| (a) sight | 629,723 | 856,186 | 524,093 | 535,069 |
| (b) at maturity date or notice | 1,712,057 | 2,226,900 | 2,168,326 | 1,815,594 |
| **20 Customer deposits** | **7,332,413** | **7,090,975** | **6,940,287** | **6,823,948** |
| (a) sight | 6,276,797 | 6,156,029 | 5,987,968 | 5,905,299 |
| (b) at maturity date or notice | 1,055,617 | 934,946 | 952,319 | 918,649 |
| **30 Debt securities issued** | **3,862,665** | **3,474,152** | **3,575,393** | **3,467,602** |
| (a) bonds | 3,332,624 | 2,902,425 | 2,941,664 | 2,849,646 |
| (b) certificates of deposit | 463,427 | 452,583 | 508,322 | 492,549 |
| (c) other | 66,614 | 119,144 | 125,407 | 125,407 |
| **40 Third-party funds under administration** | **3,686** | **4,010** | **4,258** | **4,258** |
| **50 Other liabilities** | **1,187,923** | **1,178,286** | **1,134,915** | **1,124,279** |
| **60 Accrued liabilities and deferred income** | **115,256** | **104,315** | **122,891** | **109,588** |
| (a) accrued liabilities | 90,673 | 80,483 | 98,828 | 90,325 |
| (b) deferred income | 24,583 | 23,832 | 24,063 | 19,263 |
| **70 Staff severance indemnity provision** | **145,547** | **139,957** | **139,192** | **135,958** |
| ***80 Provisions for risks and charges*** | **307,859** | **342,913** | **286,973** | **282,223** |
| (a) provisions for pension and similar liabilities | 153,447 | 153,578 | 156,982 | 155,691 |
| (b) accrued taxes | 83,202 | 127,285 | 71,916 | 69,006 |
| (d) other provisions | 71,210 | 62,050 | 58,075 | 57,526 |
| **90 Provisions for loan losses** | **20,501** | **35,419** | **16,825** | **28,700** |
| ***100 Reserve for general banking risks*** | **65,615** | **65,615** | **71,982** | **57,198** |
| **110 Subordinated debt** | **686,590** | **489,190** | **454,191** | **446,856** |
| **120 Negative differences on consolidated holdings** | **8** | **112** | **9** | **25,490** |
| **130 Negative differences on equity-valued holdings** | **1,328** | **1,128** | **1,179** | **1,087** |
| **140 Minority interests** | **161,644** | **148,029** | **158,133** | **171,077** |
| **150 Share capital** | **619,155** | **560,994** | **564,083** | **551,187** |
| **160 Share premium** | **0** | **326** | **326** | **326** |
| **170 Reserves** | **213,266** | **187,750** | **191,532** | **175,409** |
| (a) legal reserve | 126,553 | 111,850 | 114,422 | 113,206 |
| (b) reserve for own shares | 5,624 | 7,119 | 1,611 | 859 |
| (c) statutory reserve | 18,228 | 17,504 | 32,958 | 32,958 |
| (d) other reserves | 62,861 | 51,278 | 42,541 | 28,387 |
| **180 Revaluation reserves** | **2,163** | **53,250** | **5,015** | **4,885** |
| **200 Net profit for the year** | **46,084** | **93,429** | **43,354** | **42,895** |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 17,113,483 | 17,052,937 | 16,402,957 | 15,803,628 |

Euro/1,000

| GUARANTEES | 30 June 2002 | 31 Dec. 2001 | 30 June 2001 PF | 30 June 2001 |
|---|---|---|---|---|
| **Guarantees issued** | **605,345** | **633,960** | **619,972** | **596,505** |
| including: | | | | |
| - acceptances | 15,797 | 15,614 | 15,860 | 15,822 |
| - other guarantees | 589,548 | 618,346 | 604,112 | 580,683 |
| **Commitments** | **1,456,834** | **187,155** | **1,317,855** | **1,312,803** |

# Banca CR Firenze

*Consolidated balance sheet*

Euro/1,000

| | PROFIT & LOSS ACCOUNT | 30 June 2002 | 30 June 2001 PF | 30 June 2001 |
|---|---|---|---|---|
| 10 | **Interest earned and similar income** | **470,253** | **503,326** | **468,108** |
| | including: | | | |
| | - on customer loans | 411,092 | 432,770 | 398,258 |
| | - on debt securities | 35,226 | 54,230 | 52,813 |
| 20 | **Interest expense and similar charges** | **-177,138** | **-230,034** | **-217,818** |
| | including: | | | |
| | - on customer deposits | -54,939 | -70,172 | -68,636 |
| | - on debt securities | -67,534 | -72,645 | -71,137 |
| 30 | **Dividends and other income** | **17,775** | **16,021** | **15,905** |
| | (a) on shares and other equity securities | 1,051 | 436 | 434 |
| | (b) on participating interests, other than in group companies | 15,130 | 15,524 | 15,471 |
| | (c) on participating interests in group companies | 1,594 | 61 | 0 |
| 40 | **Commissions earned** | **139,622** | **140,950** | **135,207** |
| 50 | **Commissions expense** | **-28,701** | **-21,656** | **-17,841** |
| 60 | **Gains (losses) on financial transactions** | **2,223** | **9,647** | **9,074** |
| 70 | **Other operating income** | **62,918** | **64,266** | **61,374** |
| 80 | **Administrative expenses** | **-298,556** | **-288,905** | **-271,499** |
| | (a) personnel expenses | -184,372 | -186,533 | -178,570 |
| | including: | | | |
| | - salaries and wages | -134,485 | -136,015 | -130,435 |
| | - social security contributions | -32,549 | -32,402 | -30,890 |
| | - staff severance indemnities | -10,729 | -10,810 | -10,413 |
| | - pensions and similar obligations | -2,675 | -2,494 | -2,268 |
| | (b) other administrative expenses | -114,184 | -102,372 | -92,929 |
| 90 | **Value adjustments to intangible assets and property and equipment** | **-41,446** | **-43,741** | **-38,082** |
| 100 | **Provisions for risks and charges** | **-13,595** | **-3,819** | **-3,696** |
| 110 | **Other operating expenses** | **-14,915** | **-22,084** | **-22,905** |
| 120 | **Value adjustments to loans and provisions for guarantees and commitments** | **-46,129** | **-50,899** | **-49,444** |
| 130 | **Value re-adjustments to loans and reversals of provisions for guarantees and commitments** | **21,774** | **19,131** | **20,833** |
| 140 | **Provisions for loan losses** | **-1,842** | **-3,062** | **-3,798** |
| 150 | **Value adjustments to non-current financial assets** | **-3,475** | **-461** | **-381** |
| 160 | **Value re-adjustments to non-current financial assets** | **107** | **35** | **35** |
| 170 | **Profits/(Losses) of companies valued on equity method** | **6,153** | **4,040** | **3,770** |
| 180 | Profit from ordinary operations | 95,028 | 92,755 | 88,841 |
| 190 | **Exceptional income** | **7,670** | **10,266** | **11,187** |
| 200 | **Exceptional charges** | **-6,413** | **-4,778** | **-4,480** |
| 210 | Gain (loss) on exceptional items - net | 1,258 | 5,488 | 6,707 |
| 230 | **Change in reserve for general banking risks** | **0** | **0** | **0** |
| 240 | **Income taxes for the year** | **-43,668** | **-49,057** | **-46,714** |
| 250 | **Profit for the year pertaining to minority interests** | **-6,534** | **-5,832** | **-5,939** |
| 260 | **Net profit** | **46,084** | **43,354** | **42,895** |

# Banca CR Firenze

*Consolidated balance sheet*

Euro/1,000

| RECLASSIFIED PROFIT & LOSS ACCOUNT | | 30 June 2002 | 30 June 2001 PF | Change |
|---|---|---|---|---|
| **Interest income** | | **293,115** | **273,292** | **7.3%** |
| Net commissions and net other income | | 158,924 | 161,476 | -1.6% |
| Trading income | | 2,223 | 9,647 | -77.0% |
| Dividends | | 17,775 | 16,021 | 10.9% |
| Income equity holdings | | 6,153 | 4,040 | 52.3% |
| **Total income** | | **478,189** | **464,476** | **3.0%** |
| Operating costs | | -298,556 | -288,905 | 3.3% |
| | *Personnel expenses* | *-184,372* | *-186,533* | -1.2% |
| | Other operating expenses | -114,184 | -102,372 | 11.5% |
| Depriciation | | -30,051 | -33,325 | -9.8% |
| **Gross operating income** | | **149,583** | **142,246** | **5.2%** |
| Goodwill amortisation | | -11,395 | -10,416 | 9.4% |
| Credit risk provisions | | -43,159 | -39,075 | 10.5% |
| **Operating income before exceptionals** | | **95,028** | **92,755** | **2.5%** |
| Exceptionals | | 1,258 | 5,488 | -77.1% |
| **Pre tax profit** | | **96,286** | **98,243** | **-2.0%** |
| General banking risks provisions | | 0 | 0 | --- |
| Taxes | | -43,668 | -49,057 | -11.0% |
| Minorities | | -6,534 | -5,832 | 12.0% |
| **Net profit** | | **46,084** | **43,354** | **6.3%** |

CRF

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE





# Situazione semestrale
# al 30 giugno 2002

# Situazione semestrale al 30 giugno 2002

CRF

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

## CAPOGRUPPO
## CASSA DI RISPARMIO DI FIRENZE
## – BANCA CR FIRENZE –

Società per Azioni

Sede Sociale e Direzione Generale in Firenze

Capitale Sociale € 619.154.744,01 int. vers.

Riserve € 190.096.887,14

Registro delle Imprese

Codice fiscale e Partita IVA

04385190485

Albo delle Banche n. 5120

Gruppo Cassa di Risparmio di Firenze

Iscritto all'Albo dei Gruppi Bancari n. 6160.6

# Relazione semestrale al 30 giugno 2002
# sommario

# Introduzione

## Informazioni generali sulla relazione semestrale

La relazione semestrale al 30 giugno 2002 della Cassa di Risparmio di Firenze Spa è stata predisposta sulla base del Regolamento emanato dalla CONSOB per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo conto delle disposizioni del Decreto n. 87/1992 e dei successivi Provvedimenti emanati dalla Banca d'Italia.

I dati esposti nei prospetti contabili e nelle note esplicative ed integrative sono espressi in migliaia di euro, in conformità alle disposizioni del suddetto Regolamento, salvo eventuale diversa indicazione. Per le voci esposte nei prospetti contabili vengono forniti i valori di raffronto al 31 dicembre 2001 ed al 30 giugno 2001, rispettivamente risultanti dal bilancio e dalla relazione semestrale predisposti a tali date. Inoltre, in relazione alle variazioni intervenute nell'area di consolidamento, con particolare riferimento al consolidamento proporzionale del 50% del Gruppo Findomestic in seguito all'acquisizione del controllo congiunto, avvenuta in base agli accordi stipulati con il Gruppo BNP-Paribas nell'anno 2001, al fine di rendere omogeneo il confronto tra i dati patrimoniali ed economici consolidati del primo semestre degli esercizi 2002 e 2001 sono stati predisposti i prospetti contabili consolidati "pro-forma" al 30 giugno 2001 secondo le disposizioni previste in materia dalla Consob, ipotizzando di retrodatare convenzionalmente al 1° gennaio 2001 gli effetti finanziari ed economici derivanti dalle suddette variazioni; di conseguenza, gli schemi di stato patrimoniale e conto economico consolidati, ufficiali e riclassificati, vengono forniti anche in versione "pro-forma". I prospetti contabili consolidati "pro-forma" non sono stati oggetto di revisione contabile.

Alla relazione semestrale sono inoltre allegati i seguenti documenti:

- prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile d'esercizio o periodo;
- prospetto di raccordo tra patrimonio netto e utile d'esercizio o periodo della Capogruppo ed i rispettivi dati consolidati.

La relazione semestrale del Gruppo Cassa di Risparmio di Firenze viene sottoposta a revisione contabile da parte della PricewaterhouseCoopers Spa nella forma della revisione contabile limitata, in accordo con le raccomandazioni CONSOB emanate in materia.

## Dati di sintesi del consolidato Cassa di Risparmio di Firenze (*)

Importi in milioni di euro (salvo diversa indicazione)

| | 30 Giugno 2002 | 31 Dicembre 2001 | 30 Giugno 2001 pro-forma | Variazioni % (*) |
|---|---|---|---|---|
| **Dati economici consolidati** | | | | |
| Margine di interesse | 293,1 | 559,4 | 273,3 | 7,3% |
| Commissioni nette ed altri proventi di gestione | 158,9 | 320,8 | 161,5 | -1,6% |
| Spese amministrative | -298,6 | -567,3 | -288,9 | 3,3% |
| Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie | -43,2 | -84,4 | -39,1 | 10,5% |
| Utile delle attività ordinarie | 94,9 | 185,0 | 92,8 | 2,3% |
| Utile netto di Gruppo | 46,1 | 93,4 | 43,4 | 6,3% |
| **Dati patrimoniali consolidati** | | | | |
| Totale attività | 17.109,2 | 17.045,8 | 16.401,4 | 0,4% |
| Crediti netti verso clientela (esclusi crediti netti in sofferenza) | 11.963,9 | 11.334,4 | 11.513,6 | 5,6% |
| Titoli | 2.038,9 | 2.096,4 | 2.264,7 | -2,7% |
| Partecipazioni | 410,1 | 383,4 | 393,6 | 6,5% |
| Debiti verso la clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione | 11.198,8 | 10.569,1 | 10.520,0 | 6,0% |
| Passività subordinate | 686,6 | 489,2 | 454,2 | 40,4% |
| Patrimonio netto di Gruppo (incluso l'utile del periodo) | 942,1 | 955,4 | 875,9 | -1,4% |
| **Attività finanziarie della clientela** | | | | |
| Attività finanziarie totali | 26.164,5 | 25.149,8 | 25.427,9 | 4,0% |
| Raccolta diretta | 11.885,4 | 11.058,3 | 10.974,2 | 7,5% |
| Raccolta indiretta | 14.279,1 | 14.091,5 | 14.453,7 | 1,3% |
| • Risparmio amministrato | 6.215,4 | 6.063,7 | 6.895,6 | 2,5% |
| • Risparmio gestito | 8.063,7 | 8.027,8 | 7.558,1 | 0,4% |
| - Gestioni patrimoniali (GPM - GPS - GPF) | 2.137,9 | 2.340,1 | 2.553,0 | -8,6% |
| - Fondi | 4.312,2 | 4.089,3 | 3.500,0 | 5,5% |
| - Assicurazioni (riserve tecniche) | 1.613,6 | 1.598,4 | 1.505,1 | 1,0% |
| **Indici di redditività (in %)** | | | | |
| Roe (1) | 9,74% | 11,32% | 10,10% | |
| Cost / Income ratio (2) | 65,80% | 67,00% | 67,73% | |
| **Indici di rischiosità del credito (in %)** | | | | |
| Crediti netti in sofferenza / Crediti netti verso clientela | 1,13% | 1,74% | 1,13% | |
| Crediti dubbi netti (escluso sofferenze) / Crediti netti verso clientela | 1,62% | 1,72% | 1,56% | |
| **Titolo Azionario** | | | | |
| Numero azioni in circolazione (in milioni) | 1.086 | 1.086 | 1.086 | 0,0% |
| Quotazione per azioni (in €) | | | | |
| • media | 1,302 | 1,144 | 1,192 | 13,8% |
| • minima | 1,138 | 0,976 | 1,111 | 16,6% |
| • massima | 1,429 | 1,250 | 1,242 | 14,3% |
| Utile unitario annualizzato sul numero medio di azioni in circolazione (in €) | 0,085 | 0,087 | 0,081 | -2,4% |
| Dividendo unitario (in €) | 0,0520 | 0,0520 | 0,0516 | 0,0% |
| Dividendo / prezzo medio del periodo (%) | 3,99% | 4,55% | 4,33% | -12,2% |
| Patrimonio netto unitario per azione (in €) | 0,867 | 0,886 | 0,807 | -2,1% |
| **Struttura operativa** | | | | |
| Dipendenti delle società consolidate integralmente | 5.354 | 5.199 | 5.407 | 3,0% |
| Dipendenti delle società consolidate proporzionalmente | 1.599 | 1.680 | 1.534 | -4,8% |
| Filiali bancarie | 417 | 416 | 408 | 0,2% |
| Promotori finanziari | 40 | 19 | 0 | 110,5% |

(*) le variazioni sono state calcolate rispetto al 30 giugno 2001 pro-forma per i dati economici ed al 31 dicembre 2001 per tutti gli altri dati.

(1) utile netto annualizzato / patrimonio netto medio escluso l'utile del periodo.

(2) spese amministrative ed ammortamenti (escluso gli ammortamenti differenze positive di consolidamento e patrimonio netto) al netto dei recuperi di spese / margine di intermediazione.

# Conto Economico consolidato riclassificato

Importi in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazioni % 30 Giugno 2002- 30 Giugno 2001 pro-forma | 31 Dicembre 2001 |
|---|---|---|---|---|
| Margine di interesse | 293,1 | 273,3 | 7,3% | 559,4 |
| Commissioni nette ed altri proventi di gestione netti | 158,9 | 161,5 | -1,6% | 320,8 |
| Profitti da operazioni finanziarie e dividendi su azioni | 3,3 | 10,1 | -67,5% | 14,2 |
| Utili delle società al patrimonio netto e dividendi su partecipazioni | 22,9 | 19,6 | 16,6% | 25,5 |
| **Margine d'intermediazione** | **478,2** | **464,5** | **3,0%** | **919,9** |
| Spese amministrative | -298,6 | -288,9 | 3,3% | -567,3 |
| - spese per il personale | -184,4 | -186,5 | -1,2% | -359,3 |
| - altre spese amministrative | -114,2 | -102,4 | 11,5% | -208,0 |
| Ammortamenti immobilizzazioni materiali ed immateriali | -30,1 | -33,3 | -9,8% | -63,5 |
| **Risultato di gestione** | **149,5** | **142,3** | **5,0%** | **289,1** |
| Ammortamenti differenze positive di consolidamento e di patrimonio netto | -11,4 | -10,4 | 9,4% | -19,7 |
| Accantonamenti per rischi ed oneri e rettifiche nette su crediti e su immobilizzazioni finanziarie | -43,2 | -39,1 | 10,5% | -84,4 |
| **Utile delle attività ordinarie** | **94,9** | **92,8** | **2,3%** | **185,0** |
| Proventi (oneri) straordinari netti | 1,3 | 5,5 | -77,1% | 14,3 |
| **Utile lordo** | **96,2** | **98,3** | **-2,1%** | **199,3** |
| Variazione del Fondo per rischi bancari generali | 0,0 | 0,0 | 0,0% | 6,4 |
| *Imposte sul reddito* | -43,6 | -49,1 | -11,3% | -100,0 |
| Utile d'esercizio di pertinenza di terzi | -6,5 | -5,8 | 12,7% | -12,3 |
| **Utile di esercizio** | **46,1** | **43,4** | **6,3%** | **93,4** |

# Stato patrimoniale consolidato riclassificato (*)

importi in milioni di euro

| Voci dell'Attivo | 30 Giugno 2002 | 31 Dicembre 2001 | Variazioni % 30 Giugno 2002-31 Dicembre 2001 | 30 Giugno 2001 pro-forma |
|---|---|---|---|---|
| Cassa e disponibilità presso banche centrali ed uffici postali | 125,4 | 147,8 | -15,1% | 79,0 |
| Crediti | 12.892,5 | 12.480,5 | 3,3% | 12.165,0 |
| *- crediti verso banche* | *791,3* | *949,3* | *-16,6%* | *519,9* |
| *- crediti verso clientela* | *12.101,2* | *11.531,2* | *4,9%* | *11.645,1* |
| Titoli non immobilizzati | 1.661,6 | 1.699,6 | -2,2% | 1.625,0 |
| Immobilizzazioni | 1.194,6 | 1203,9 | -0,8% | 1.433,3 |
| *- titoli immobilizzati* | *377,3* | *396,9* | *-5,2%* | *639,7* |
| *- partecipazioni* | *410,1* | *383,4* | *6,5%* | *393,6* |
| *- immobilizzazioni immateriali* | *58,7* | *61,9* | *-5,5%* | *56,2* |
| *- immobilizzazioni materiali* | *348,5* | *361,7* | *-3,8%* | *343,8* |
| Differenze positive di consolidamento e di patrimonio netto | 148,0 | 146,3 | 1,1% | 177,1 |
| Altre voci dell'attivo | 1.085,9 | 1.367,7 | -20,6% | 921,9 |
| Totale attivo | 17.108,0 | 17.045,8 | 0,4% | 16.401,4 |

| Voci del Passivo | 30 Giugno 2002 | 31 Dicembre 2001 | Variazioni % 30 Giugno 2002-31 Dicembre 2001 | 30 Giugno 2001 pro-forma |
|---|---|---|---|---|
| Debiti | 13.536,9 | 13.648,3 | -0,8% | 13.208,1 |
| *- debiti verso banche* | *2.341,8* | *3.083,1* | *-24,0%* | *2.692,4* |
| *- debiti verso clientela* | *7.332,4* | *7.091,0* | *3,4%* | *6.940,3* |
| *- debiti rappresentati da titoli* | *3.862,7* | *3.474,2* | *11,2%* | *3.575,4* |
| Fondi | 473,8 | 518,4 | -8,6% | 443,0 |
| *- fondo imposte e tasse* | *83,2* | *127,3* | *-34,6%* | *71,9* |
| *- fondo trattamento fine rapporto* | *145,5* | *140,0* | *4,0%* | *139,2* |
| *- fondi rischi ed oneri diversi* | *71,2* | *62,1* | *14,8%* | *58,1* |
| *- fondi di quiescenza* | *153,4* | *153,6* | *-0,1%* | *157,0* |
| *- fondi rischi su crediti* | *20,5* | *35,4* | *-42,1%* | *16,8* |
| Altre voci del passivo | 1.307,0 | 1.286,4 | 1,6% | 1.262,1 |
| Passività subordinate | 686,6 | 489,2 | 40,4% | 454,2 |
| Patrimonio netto di pertinenza di terzi | 161,6 | 148,0 | 9,2% | 158,1 |
| Patrimonio netto (**) | 942,1 | 955,5 | -1,4% | 875,9 |
| Totale Passivo | 17.108,0 | 17.045,8 | 0,4% | 16.401,4 |

(*) dalle voci dell'attivo e del passivo sono state rispettivamente escluse le azioni proprie e la riserva per azioni proprie, aventi pari importo.

(**) la voce comprende l'utile del periodo, il Fondo per rischi bancari generali e le Riserve di valutazione.

# Relazione sulla gestione del Gruppo

## Lo scenario economico

Gli eventi imprevedibili occorsi alla fine del 2001 hanno comportato un rallentamento dell'economia mondiale, in particolare americana. Nel corso del primo trimestre del 2002 sono emersi segnali di ripresa cui ha fatto tuttavia seguito un sentimento di incertezza sulla sostenibilità della stessa nei mesi a venire. La resistenza agli shock mostrata dalle economie industrializzate trova due rilevanti spiegazioni. In primo luogo le politiche monetarie espansive perseguite dalle banche centrali, ed in modo più aggressivo dalla FED, hanno contrastato la caduta del clima di fiducia; in secondo luogo, la reazione delle autorità di governo ha portato ad un sostanziale allentamento delle politiche di bilancio. In generale ne è risultato un aumento della spesa pubblica, che nel breve periodo ha compensato la caduta della spesa privata. Dopo un periodo di stabilità del dollaro nei confronti di euro e yen, nel secondo trimestre dell'anno si è assistito ad un progressivo indebolimento della valuta statunitense. L'Europa ha subito un rallentamento meno accentuato dei tassi di crescita rispetto agli Stati Uniti, mantenendosi peraltro su livelli molto contenuti. Secondo i più importanti centri di ricerca, complessivamente nella UEM l'incremento del Pil passerebbe dall'1,5% per il 2001 all'1% previsto per il 2002.
Anche l'Italia ha sofferto di un rallentamento ciclico: il Pil passerebbe dall'1,8% per il 2001 allo 0,9% previsto per il 2002. La crescita dei consumi è rimasta moderata nei primi mesi del 2002 per fattori sia congiunturali che strutturali, ma risulta in ripresa dalla seconda metà del primo semestre. Gli investimenti, per contro, registrano una forte diminuzione nei primi mesi del 2002, ma la tendenza si è invertita nei mesi successivi. Sul piano dei rapporti con l'estero, dopo la forte espansione del 2000, il 2001 si è chiuso con una crescita pressoché nulla dei volumi di merci scambiati, protrattasi nel primo semestre dell'anno e derivante in gran parte dalla riduzione del 3,7% delle esportazioni verso i mercati europei.
All'inizio del 2002, l'inclinazione positiva e molto accentuata della curva dei tassi indicava il rafforzarsi delle prospettive di un rialzo negli Stati Uniti. Tuttavia la Federal Reserve, durante il primo semestre 2002, non ha confermato tali aspettative per le incertezze sulla crescita della domanda e per il debole tono dell'inflazione. Anche nell'area UEM le autorità monetarie hanno mantenuto un atteggiamento prudente, con l'obiettivo di controllare l'andamento dell'inflazione in un contesto di generale rallentamento economico e di tensioni sui prezzi delle materie prime importate.
I mercati finanziari hanno premiato l'investimento in obbligazioni, mentre persiste l'andamento negativo per i mercati azionari che, dopo un primo trimestre nel quale si erano registrati corsi sostanzialmente neutrali negli Stati Uniti e in Europa e positivi in Asia, hanno concluso il secondo trimestre con una caduta generalizzata.
Per quanto riguarda il mercato del credito, gli impieghi complessivi, dopo il sensibile rallentamento nei primi mesi del 2002, hanno segnato un tasso di crescita tendenziale pari al 5,41% a giugno 2002. La dinamica appare sostenuta principalmente dalla componente a lunga scadenza rispetto a quella breve. La raccolta ha invece mostrato a giugno 2002 un trend espansivo, con una variazione tendenziale del 9,69%. La diminuzione dei rendimenti sul mercato monetario e la permanenza di condizioni di incertezza sui mercati finanziari, ha orientato la scelta su prodotti a più alta liquidità come i depositi in conto corrente e le operazioni PcT, il cui trend di crescita risulta comunque rallentato negli ultimi mesi.
Sul versante dei tassi bancari, cominciano a manifestarsi i primi segnali di un'inversione di tendenza. Dopo una lunga fase di discesa, il tasso medio sui depositi si è attestato all'1,41% a giugno 2002, rispetto all'1,97% di giugno 2001. Negli ultimi mesi si è mantenuto sostanzialmente stabile il tasso medio della raccolta da clientela che a giugno 2002 è pari al 2,50%, rispetto al 3,17% di giugno 2001. Il tasso medio sugli impieghi ha manifestato una flessione passando dal 6,61% di giugno 2001 al 5,78% di giugno 2002.
Continua la fase negativa del risparmio gestito, condizionato dall'andamento dei mercati finanziari. A giugno 2002 il patrimonio dei fondi comuni italiani è ulteriormente diminuito, collocandosi a 486 miliardi di euro rispetto ai 504 miliardi di euro registrati a maggio 2002. La raccolta netta è positiva unicamente per i fondi monetari mentre permane da tempo negativa per tutte le altre tipologie. La battuta di arresto delle gestioni patrimoniali registrata nel 2001 sembra peraltro ormai esaurita, anche se alla fine del primo semestre 2002 si evidenzia una flessione causata dalla aumentata volatilità dei mercati finanziari.
Nel primo semestre 2002 il mercato dei prodotti assicurativi vita ha mostrato maggiore tenuta tra tutti i prodotti di risparmio gestito. Tra le varie tipologie sono state privilegiate le tradizionali polizze rivalutabili e le linked indicizzate, mentre le polizze con caratteristiche di previdenza integrativa non hanno avuto ancora riscosso pieno successo sul mercato.
Per quanto riguarda l'economia toscana, nei primi mesi del 2002 è stato registrato un miglioramento del ciclo economico, con un aumento della domanda interna; peraltro nella seconda parte del semestre si è palesato un calo degli ordini, specialmente nel settore della moda, che potrebbe vanificare risultati del primo semestre.

# La struttura del Gruppo

L'assetto del Gruppo Bancario Cassa di Risparmio di Firenze, di cui Banca CR Firenze Spa è Capogruppo in base alla normativa che disciplina i Gruppi Bancari, e le sue principali partecipazioni sono illustrati nella tabella seguente.

| Società del Gruppo Bancario (*) | Partecipazione Diretta | C.R. Pistoia e Pescia Spa | C.R. Civitavecchia Spa | C.R. Orvieto Spa | C.R. Mirandola Spa | Infogroup Spa | Info 2B Spa | Totale |
|---|---|---|---|---|---|---|---|---|
| Cassa di Risparmio di Civitavecchia Spa | 51,000% | | | | | | | 51,000% |
| Cassa di Risparmio di Orvieto Spa | 73,570% | | | | | | | 73,570% |
| Cassa di Risparmio di Mirandola Spa | 55,864% | 5,000% | | | | | | 60,864% |
| Cassa di Risparmio di Pistoia e Pescia Spa | 51,000% | | | | | | | 51,000% |
| Centro Riscossione Tributi - Cerit Spa | 100,000% | | | | | | | 100,000% |
| CR Firenze, Gestion Internationale SA | 80,000% | | | | | | | 80,000% |
| Perseo Finance Srl | 60,000% | | | | | | | 60,000% |
| Sogetes Spa | | 100,000% | | | | | | 100,000% |
| Data Centro Spa | 82,475% | 15,709% | 1,816% | | | | | 100,000% |
| Infogroup Spa | 94,000% | 4,000% | 1,000% | 1,000% | | | | 100,000% |
| Mirafin Spa | | | | | 100,000% | | | 100,000% |
| Tebe Tours srl | | | | | 90,000% | | | 90,000% |
| **Altre società controllate** | | | | | | | | |
| Centrovita Assicurazioni Spa | 43,000% | 8,000% | | | | | | 51,000% |
| Info 2B Spa | 60,000% | | | | | 40,000% | | 100,000% |
| **Società bancarie e finanziarie partecipate almeno al 20%** | | | | | | | | |
| Findomestic Banca Spa (**) | 47,170% | 2,830% | | | | | | 50,000% |
| Centro Factoring Spa | 40,863% | 5,052% | | 0,033% | 0,003% | | | 45,951% |
| Centro Leasing Spa | 32,522% | 6,695% | 0,561% | 1,182% | 0,005% | | | 40,965% |
| CFT Finanziaria Spa | 46,978% | | | | | | | 46,978% |
| Eptaconsors Spa | 20,240% | | | | | | | 20,240% |
| Sviluppo Industriale Spa | | 30,100% | | | | | | 30,100% |
| **Altre società partecipate oltre il 20%** | | | | | | | | |
| Professional Ducato Servizi Spa | 41,036% | 6,793% | | | | | | 47,829% |
| Arval Service Lease Italia Spa | 22,500% | | | | | | | 22,500% |
| Centro di Telemarketing Spa | 50,000% | | | | | | | 50,000% |
| Centro Sperimentale Vivaismo Srl | | 20,015% | | | | | | 20,015% |
| Citylife Spa | 37,500% | | | | | | | 37,500% |
| Et Group Spa | | | | | | | 33,564% | 33,564% |

(*) è esclusa Informatica Casse Toscane Spa che è in liquidazione

(**) è sottoposta a controllo congiunto con Cetelem SA

Le più importanti variazioni degli assetti partecipativi e di Gruppo intercorse nel 1° semestre 2002 hanno riguardato le seguenti società.

**Cassa di Risparmio di Mirandola Spa**

Il 2 marzo l'assemblea straordinaria ha deliberato l'eliminazione dallo statuto delle clausole che limitavano l'esercizio del diritto di voto ad una quota massima del 35% del capitale per ogni socio. Il Gruppo CRF, detenendo la quota di maggioranza assoluta, potrà quindi esercitare integralmente il diritto di voto assembleare.
Il 5 giugno sono stati stipulati nuovi accordi con la Fondazione Cassa di Risparmio di Mirandola, che hanno portato tra l'altro all'acquisizione di un'ulteriore quota di azioni di CR Mirandola Spa, corrispondente al 10% del capitale sociale di quest'ultima, da parte di Banca CR Firenze Spa, per portare la quota del Gruppo CR Firenze al 60,864%, ed all'eliminazione di ogni residuo vincolo all'esercizio del controllo. Di conseguenza CR Mirandola Spa e le due società strumentali da essa controllate e facenti parte del disciolto Gruppo Bancario Cassa di Risparmio di Mirandola (Mirafin Spa e Tebe Tours Srl), sono entrate nel Gruppo Bancario Cassa di Risparmio di Firenze.
Entro la prima metà del 2003, con l'effettuazione di un'OPA sulle azioni detenute dai privati ed il previsto esercizio dell'opzione di vendita da parte della Fondazione CR Mirandola di una quota della sua residua partecipazione, l'interessenza della Capogruppo in CR Mirandola Spa dovrebbe collocarsi al di sopra del 90%.

**Centro Riscossione Tributi - CERIT Spa**

A tale società il 1° gennaio 2002 è stato conferito dalla Capogruppo il ramo d'azienda rappresentato dalle attività di riscossione tributi in concessione. I 224 dipendenti addetti al settore sono passati nella stessa data ai ruoli della nuova società che, sempre dall'inizio dell'anno, è componente del Gruppo Bancario.

**CFT Finanziaria Spa**

Il Gruppo ha dapprima proceduto all'acquisto, avvenuto il 28 febbraio 2002, delle quote azionarie di proprietà del Gruppo Banca Popolare di Lodi, pari al 26,41% del capitale. Successivamente, il 21 maggio, Banca CR Firenze Spa e CR Pistoia e Pescia Spa hanno ceduto alla società Partecipazioni Real Estate Spa, controllata da Pirelli Real Estate Spa, azioni per una quota corrispondente al 46,98% del capitale sociale, facendo quindi venire meno il controllo da parte del Gruppo CR Firenze.

**Findomestic Banca Spa**

La società ha incorporato, in data 18 giugno, Findomestic Sviluppo Spa, società finanziaria alla quale Findomestic Banca Spa aveva trasferito per scissione il proprio patrimonio di partecipazioni.
Per sostenere lo sviluppo dell'attività è stato inoltre deliberato un aumento di capitale da 175 a 200 milioni di euro che i soci hanno sottoscritto pro-quota il 28 giugno.

**Centro Leasing Spa**

Il 28 febbraio, in concomitanza dell'operazione che ha coinvolto anche CFT Finanziaria Spa, sono state acquistate le quote di proprietà del Gruppo Banca Popolare di Lodi, rappresentative dell'11,6% del capitale, portando la partecipazione del Gruppo al 40,965%.
È stato inoltre avviato il processo che porterà, entro la fine dell'anno, all'incorporazione della Sogetes Spa nella CR Pistoia e Pescia Spa.
Successivamente alla chiusura del semestre Banca CR Firenze Spa ha sottoscritto un aumento di capitale di City Life Spa portando, a seguito del mancato esercizio dell'opzione da parte di altri soci, la propria partecipazione al 42,955%.
Si stanno trattando con la Fondazione CR Civitavecchia le modalità per l'acquisto di un ulteriore 23% del capitale in forza dell'opzione di vendita esercitata dalla Fondazione stessa sulla base degli accordi in essere, con esame della possibilità di acquisizione di una quota più elevata.
Di particolare significato nel contesto dell'attività di evoluzione della struttura del Gruppo risulta la formalizzazione del modello di integrazione e governo di Gruppo approvato dal Consiglio di Amministrazione di Banca CR Firenze Spa e che, proseguendo peraltro una linea operativa già avviata da tempo, prevede l'accentramento di molte delle funzioni di Direzione presso le strutture centrali della Capogruppo e la conseguente revisione del modello organizzativo delle Banche con-

trollate, con potenziale recupero di risorse e focalizzazione delle aziende sulla massimizzazione dell'efficacia di attuazione delle politiche commerciali e distributive di Gruppo.
In questo ambito, dopo avere effettuato un assessment sulle attività svolte e risorse impegnate presso le strutture centrali delle Controllate, a fianco delle attività già operative in logica accentrata, quali l'Auditing e Controlli, si stanno completando i progetti di accentramento delle attività di back office, Finanza e Pianificazione, Controllo di gestione e Risk Management, con particolare riguardo alla pianificazione commerciale, mentre sono stati avviati o verranno avviati a breve ulteriori cantieri progettuali nell'ambito del piano complessivo sopra descritto.

# Relazione sulla gestione del Gruppo

## Le linee di azione e le iniziative del semestre

### I prodotti ed i servizi

In questo settore vanno segnalate in particolare le iniziative di sviluppo della multicanalità che hanno riguardato l'avvio dell'operatività out-bound per il Centro Servizi Multicanale, grazie alla quale le banche del Gruppo CRF hanno a disposizione una struttura per poter supportare efficacemente campagne di vendita e di sensibilizzazione della clientela, nonché il lancio del portale www.liberamente.net dedicato alla clientela privata del Gruppo. Il marchio "Liberamente" caratterizza i diversi servizi di remote-banking offerti dal Gruppo alla clientela privata e che hanno incontrato un crescente interesse da parte del pubblico.
Valendosi delle iniziative realizzate negli ultimi mesi del 2001, è proseguita con successo l'attività di vendita delle carte di credito e di pagamento; a seguito dell'entrata in vigore dell'euro si è registrata nel settore una crescita del 12% rispetto al primo semestre dell'anno precedente, con conseguente aumento del 6% delle carte in circolazione e del 26% nell'utilizzo delle stesse.
Sul fronte della raccolta si sono registrati incrementi apprezzabili in parte anche riconducibili ai flussi di liquidità ed ai rientri di capitale connessi alla legislazione in materia di "scudo fiscale".
Nel primo semestre 2002, il Gruppo CR Firenze ha effettuato 22 emissioni obbligazionarie per complessivi 288 milioni di euro, interamente collocate.
Per accentuare la presenza nel segmento rappresentato dalla clientela più giovane è stata lanciata una linea di libretti di risparmio e conti correnti package caratterizzati dal nuovo marchio "Zapping", alla quale sono abbinati facilitazioni e servizi dedicati.
Sul fronte delle iniziative di marketing merita segnalare la partenza di un loyalty programme, un meccanismo che premia l'utilizzo dei servizi della Banca e si propone di migliorare la wallet-share della clientela.
Nel comparto della bancassicurazione, stante anche la perdurante situazione di incertezza sui mercati finanziari, oltre il 60% delle sottoscrizioni si è indirizzato su prodotti ad elevata componente di protezione: prodotti a tasso minimo garantito (Investimento Garantito), Unit a capitale protetto (Multigrant EAG 2006) e Index-linked. La raccolta premi complessiva lorda del Gruppo nel semestre è risultata pari a circa 123 milioni di euro.
L'attività di gestione patrimoniale di portafoglio su base individuale dal 1° gennaio 2002 è stata accentrata presso la Capogruppo, tramite il conferimento di delega da parte di CR Pistoia e Pescia Spa. Sono state quindi avviate le iniziative per il potenziamento dell'offerta, così nel mese di luglio sono state lanciate nuove linee di gestione a capitale garantito con il marchio "Orizzonti Sereni". Il patrimonio gestito sotto forma di gestioni di portafoglio al 30 giugno 2002 ammontava a circa 2.138 milioni di euro.
La raccolta in fondi comuni di investimento Giotto Lux, gestiti attraverso CR Firenze Gestion Internationale SA e distribuiti dal Gruppo e da CR Forlì Spa, al 30 giugno ammontavano a 2.014 milioni di euro.
Nell'ambito degli impieghi a clientela, i finanziamenti a medio lungo termine hanno continuato ad essere il comparto più dinamico. Per andare incontro alle esigenze del mercato è stata ampliata l'offerta di mutui casa con un nuovo prodotto denominato "EuroMisto", ed è stata lanciata una nuova formula di credito, flessibile ed innovativa, denominata "Conto Cantiere" per il finanziamento delle iniziative di sviluppo edile.
È proseguita l'attività di razionalizzazione e revisione del comparto dei prodotti di credito speciale, perseguita attraverso l'offerta di prodotti complementari adeguati, in particolar modo nel settore agroalimentare e agrituristico.
Ugualmente nel campo del parabancario e dei servizi di consulenza e assistenza è proseguita l'opera di messa a punto e offerta di nuovi strumenti, in collaborazione anche con strutture esterne.
Nella rete dei promotori finanziari "LiberaMente Network", attivata nel settembre 2001, operavano alla fine del semestre 40 Promotori; si prevede l'inserimento di altre 25 unità entro la fine dell'anno. Agli Spazi finanziari di Roma Via Paisiello, Roma Prati e Roma Corso Vittorio Emanuele si sono aggiunti quelli di Bologna, Pesaro e Porto Sant'Elpidio.

### L'attività creditizia

L'area del credito è stata interessata da importanti novità organizzative, che hanno riguardato tutto il Gruppo.
In particolare le strutture organizzative del settore creditizio delle Banche controllate sono state rese conformi a quella della Capogruppo, con la separazione dell'area commerciale da quella del credito. Quest'ultima cura il processo di affidamento e revisione, con un struttura interna che separa organizzativamente la gestione dei clienti in bonis da quella degli incagliati.

Presso la Capogruppo è stata istituita una nuova unità, separata da quelle di erogazione del credito, con compiti di monitoraggio e controllo del rischio di credito a livello di Gruppo.
È stata altresì confermata la validità dell'attuale modalità di gestione e controllo dei rischi, basata sulla procedura di rilevazione automatica e giornaliera delle "anomalie" e su regole che responsabilizzano più soggetti con interessi "contrapposti" nell'ambito del processo operativo.
Nel semestre sono state accelerate le attività di razionalizzazione degli interventi creditizi sulla clientela condivisa fra le Banche del Gruppo. In particolare sono state accentrate presso la Capogruppo le relazioni con le società controllate e collegate ed è in attuazione un piano che prevede la concentrazione dei rapporti con la clientela TOP (fatturato > € 25 milioni) sulla Capogruppo ovvero, per le relazioni che devono essere sviluppate nei loro territori, sulle altre Banche del Gruppo.
Sulla restante clientela gli strumenti tecnici e normativi consentono una gestione dei rapporti che fa leva su tutto il patrimonio informativo a disposizione del Gruppo.

## L'attività finanziaria

La gestione del portafoglio di investimento e trading del Gruppo è stata ispirata ad una politica prudenziale in relazione alle attese di aumento dei tassi, che si è tradotta in una diminuzione della componente a tasso fisso.
Anche nell'operatività in derivati il Gruppo - in particolare Banca CR Firenze Spa - ha perseguito la medesima politica di contenimento del rischio tramite la negoziazione in vendita di opzioni call su BTP decennali.
La quota del portafoglio di Gruppo investita in azioni ed in quote di Fondi e Sicav, pur mantenendosi molto prudenziale, è stata leggermente aumentata, passando dall'1,64% all'1,94%, anche mediante la sottoscrizione di nuovi fondi di tipo hedge che limitano il grado di rischio in caso di andamento negativo del mercato.
L'ammontare complessivo del portafoglio di investimento e trading del Gruppo si è mantenuto stabile, da 1,62 miliardi di euro a 1,65 miliardi di euro a fine semestre.
Nel semestre si sono registrati utili netti da negoziazione e valutazione di titoli, valute e derivati, a livello consolidato, per 2,2 milioni di euro.
È stato anche avviato un piano complessivo di evoluzione dell'assetto organizzativo dell'Area Finanza che si propone, tra l'altro, la progressiva integrazione di tutte le attività del Gruppo presso la Capogruppo.

## Risk management

È proseguita la politica di contenimento dei rischi di mercato iniziata nel secondo semestre del 2001 che ha consentito di far fronte agli effetti negativi derivanti dallo sfavorevole andamento generale. Il rischio di tasso strutturale della Capogruppo si è mantenuto sui livelli medi dello scorso esercizio a dimostrazione che la struttura finanziaria della banca non ha subito particolari variazioni.
I rischi di tasso e di mercato delle Banche controllate, complessivamente si mantengono intorno alle medie di sistema.
La Capogruppo e le Banche controllate dispongono di strumenti di misurazione dei rischi rapportati alla differente operatività e che nel complesso ne consentono un adeguato monitoraggio.
Le attività connesse alle nuove disposizioni in corso di emanazione da parte del Comitato di Basilea in materia di controllo e gestione della rischiosità sono allocate sotto la responsabilità di una struttura dedicata. Si è già provveduto all'acquisizione del "modello di Rating" per la clientela Corporate, attualmente in fase di test, e sono stati avviati progetti collaterali per la quantificazione del capitale a fronte dei rischi creditizi e di mercato. Recentemente è stato approvato dal Consiglio di Amministrazione della Capogruppo un nuovo modello di misurazione dei rischi finanziari e di tasso, che troverà applicazione per tutto il Gruppo nel corso del 2003 e si colloca nell'ambito della disciplina prevista dal nuovo accordo di Basilea.

## L'attività di ricerca e sviluppo e gli interventi organizzativi

L'attività organizzativa è stata principalmente focalizzata sul miglioramento dei processi operativi aziendali allo scopo sia di eliminare ridondanze operative recuperando efficienza e costi, con una particolare attenzione all'efficacia dei controlli nei passaggi di maggiore criticità.
A questa logica risponde tra gli altri il progetto relativo all'Evoluzione del Sistema Informativo Contabile, che si propone

come obiettivo generale lo snellimento delle procedure, l'abbattimento dei tempi di imputazione delle varie partite ai conti di competenza e conseguentemente il più tempestivo aggiornamento dei dati relativi ai singoli clienti.
Altri significativi interventi hanno riguardato il censimento della progettualità aziendale e l'instaurazione di una modalità di project management in grado di gestire e verificare priorità costi e risultati in una logica globale.
Il back-office del comparto Finanza è divenuto una funzione accentrata presso la Capogruppo, la quale parallelamente ne ha affidato alcune fasi ad un fornitore esterno, così come sono stati estesi a livello di Gruppo le modalità ed i processi standard di gestione/lavorazione di back office di filiale.
I più significativi sviluppi nel comparto dell'ICT, oltre agli interventi a supporto delle nuove realizzazioni nell'Area Commerciale, hanno riguardato il completamento della fase di definitivo passaggio alla moneta unica europea (Change-Over) e l'avvio di nuovi progetti finalizzati principalmente all'efficientamento dei sistemi contabili, all'integrazione multicanale e all'innalzamento dei livelli di sicurezza e disponibilità del servizio. In questo ambito si segnalano i passaggi in operativo di una nuova procedura che supporta l'attività della Capogruppo come Banca Depositaria di fondi comuni d'investimento e fondi pensione, nonché di un nuovo software architetturale che, oltre a potenziare le funzionalità del canale Internet, renderà possibile una rapida integrazione di nuovi canali di comunicazione con il cliente.
La Capogruppo, che gestisce, come noto, il sistema informativo unificato per le Banche del Gruppo (ad eccezione di CR Mirandola Spa), ha proseguito nel semestre le attività indirizzate alla razionalizzazione ed all'efficientamento dello stesso, tramite la definizione di più chiari e favorevoli accordi con fornitori esterni.

## Le operazioni sul Patrimonio

Il 29 Aprile 2002 si è riunita l'assemblea dei soci della Capogruppo che, in sede straordinaria, ha deliberato di aumentare gratuitamente il capitale sociale da € 564.842.924,36 ad € 619.154.744,01 mediante utilizzo di riserve disponibili e con aumento del valore nominale di ciascuna azione da € 0,52 ad € 0,57, ed in sede ordinaria ha approvato il bilancio dell'esercizio 2001 e la conseguente destinazione dell'utile di esercizio, con attribuzione di un dividendo di € 0,052 per azione, nei termini proposti dal Consiglio di Amministrazione.
Il 21 giugno, allo scopo di rafforzare la patrimonializzazione complessiva del Gruppo e sostenere la crescita degli impieghi, Banca CR Firenze Spa ha emesso un prestito obbligazionario subordinato di tipo "Upper Tier II" del valore nominale complessivo di € 200 milioni. I titoli, collocati tramite Banca IMI e BNP Paribas su Investitori Istituzionali, hanno durata decennale e corrispondono trimestralmente interessi ad un tasso pari all'EURIBOR a tre mesi maggiorato di uno spread di 140 punti base.

## Le operazioni infragruppo e con parti correlate

Le operazioni fra Banca CR Firenze Spa, società controllate e società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica. Il dettaglio dei rapporti infragruppo è riportato nella Note Esplicative ed Integrative
Le operazioni con parti correlate, come definite dalla Consob con le comunicazioni del 20 febbraio 1997 e del 27 febbraio 1998, ed in particolare quelli con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi di mercato.
In particolare, la Capogruppo, in seguito all'avvenuta scissione parziale proporzionale della società NHS-Nuova Holding SAN PAOLO Spa, ha considerato non più strategica la partecipazione del 5% detenuta nella società scissa - denominata successivamente IMI Investimenti Spa - per il nuovo orientamento operativo assunto da quest'ultima essenzialmente rivolto al settore gross-settlement, mentre le iniziative di private equity sono rimaste assegnate alla società beneficiaria, ugualmente partecipata con un'interessenza del 5%. Conseguentemente in data 29 maggio 2002 la stessa Capogruppo ha ceduto, alle medesime condizione di altri azionisti di minoranza, la partecipazione in IMI Investimenti Spa a SAN PAOLO IMI Spa ricevendo in permuta n. 1.642.466 azioni della stessa SAN PAOLO IMI Spa, alle quali complessivamente è stato attribuito il valore della partecipazione precedentemente detenuta in IMI Investimenti Spa; a seguito di tale permuta il numero complessivo di azioni SAN PAOLO IMI Spa possedute da Banca CR Firenze Spa risulta pari a 9.667.230. L'operazione prevede inoltre un eventuale corrispettivo integrativo in azioni SAN PAOLO IMI Spa a favore di Banca CR Firenze Spa qualora, in seguito ad una verifica da effettuarsi al massimo entro il 31 dicembre 2005, il valore di una delle principali partecipazioni

attualmente detenute da IMI Investimenti Spa (Hutchison 3G Italia Spa) risulti superiore al valore rilevato in sede di permuta.
Peraltro, considerando l'attuale sfavorevole andamento del titolo azionario SAN PAOLO IMI Spa, significativamente inferiore al valore attribuito alle azioni ricevute in permuta ed in attesa della definizione di un eventuale corrispettivo integrativo, è stato ritenuto opportuno prevedere all'interno dei Fondi per rischi ed oneri - Altri fondi (Sottovoce 80 c del passivo) la prudenziale destinazione di un importo pari a 10 milioni di euro. A tale proposito si precisa che il valore unitario medio di carico delle azioni rappresentative della partecipazione in SAN PAOLO IMI Spa detenute dalla Capogruppo risulta comunque inferiore al relativo valore di Borsa.

## L'attività di comunicazione

Tra gli eventi di particolare rilievo promossi da Gruppo, va ricordato il "Concerto per la pace nel mondo" che si è svolto nella Basilica Superiore di Assisi il 30 maggio 2002, eseguito dall'Orchestra del Maggio Musicale Fiorentino diretta dal Maestro Zubin Metha e con la partecipazione del violinista Uto Ughi.
Nel contesto delle celebrazioni per il 150° anniversario della CR Orvieto, il Gruppo ha contribuito ad un progetto di restauro del Duomo di Orvieto in collaborazione con la locale Sovrintendenza.
È stato inoltre deliberato un intervento per il restauro delle mura del Bramante e della fontana del Vanvitelli nell'area portuale di Civitavecchia.
L'apertura del negozio finanziario di Roma Parioli ha costituito l'occasione per l'allestimento di una mostra su "Le origini del successo, il sistema moda a Firenze".
È proseguita l'attività convegnistica su tematiche economiche e sociali di attualità, tra cui degni di particolare menzione il convegno su "Corporate social responsibility e localismo" organizzato in collaborazione con ACRI e ASSBANK e "Le Fondazioni bancarie dopo la legge finanziaria 2002" nell'ambito di quelli organizzati con la Fondazione CESIFIN.

# Relazione sulla gestione del Gruppo

## L'analisi dei risultati consolidati

### Premessa

La situazione patrimoniale ed economica consolidata al 30 giugno 2002 è stata predisposta applicando gli stessi principi contabili adottati per la redazione del bilancio consolidato.
Si ricorda che in seguito agli accordi sottoscritti con il Gruppo BNP Paribas nel giugno 2001, a partire dal primo semestre di tale anno il Gruppo Findomestic viene consolidato con il metodo proporzionale e nel mese di dicembre 2001 il Gruppo Cassa di Risparmio di Firenze ("il Gruppo") ha incrementato fino al 50% la propria quota partecipativa. Inoltre, nel mese di luglio 2001 il Gruppo ha aumentato la propria interessenza nella Cassa di Risparmio di Orvieto Spa e nel primo semestre 2002 ha ridotto dal 67,55% al 46,98% la quota partecipativa nella CFT Finanziaria Spa ed ha acquisito un ulteriore pacchetto azionario nella Cassa di Risparmio di Mirandola Spa, che nel giugno 2002 è entrata ufficialmente nel Gruppo e viene consolidata integralmente in seguito alla specifica autorizzazione rilasciata dalla Banca d'Italia. Di tali circostanze si è pertanto tenuto conto per effettuare l'analisi degli scostamenti dei dati economici dei primi sei mesi dell'esercizio in corso rispetto al medesimo periodo dell'anno precedente, predisponendo uno stato patrimoniale ed un conto economico consolidato "pro-forma" al 30 giugno 2001.

### L'andamento reddituale complessivo

Il Gruppo ha registrato, nei primi sei mesi dell'anno 2002, un Utile netto di 46,1 milioni di euro, con un aumento del 6,3% rispetto all'analogo periodo del passato esercizio.

in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Margine d'interesse | 293,1 | 273,3 | 19,8 | 7,3% |
| Margine d'intermediazione | 478,2 | 464,5 | 13,7 | 3,0% |
| Risultato di gestione | 149,5 | 142,3 | 7,2 | 5,0% |
| Utile delle attività ordinarie | 94,9 | 92,8 | 2,1 | 2,3% |
| Utile lordo | 96,2 | 98,3 | -2,1 | -2,1% |
| Utile netto | 46,1 | 43,4 | 2,7 | 6,3% |

Il **Margine d'interesse** è pari a 293,1 milioni di euro, con una crescita del 7,3% rispetto ai primi sei mesi dello scorso anno, principalmente dovuta al favorevole andamento dei tassi passivi, legato alla marcata diminuzione dei relativi tassi di mercato ed alla minor onerosità della raccolta.

in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Interessi attivi | 470,2 | 503,3 | -33,1 | -6,6% |
| Interessi passivi | -177,1 | -230,0 | 52,9 | -23,0% |
| Margine d'interesse | 293,1 | 273,3 | 19,8 | 7,3% |

Nel comparto dei **Ricavi da servizi** si registra un decremento del 5,8% rispetto ai primi sei mesi dell'esercizio precedente, imputabile principalmente alla voce **Profitti (perdite) da operazioni finanziarie**, in netta diminuzione rispetto al risultato dello stesso periodo dell'anno precedente e legata alla contrastata situazione dei mercati azionari.

Il **Margine di intermediazione** dei primi sei mesi del 2002 si chiude pertanto con un aumento di 3,0 punti percentuali, corrispondente a 13,7 milioni di euro.

in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Margine d'interesse | 293,1 | 273,3 | 19,8 | 7,3% |
| Ricavi da servizi | 161,1 | 171,1 | -10,0 | -5,8% |
| *Commissioni nette ed altri proventi di gestione netti* | *158,9* | *161,5* | *-2,6* | *-1,6%* |
| *Profitti (Perdite) da operazioni finanziarie* | *2,2* | *9,6* | *-7,4* | *-77,1%* |
| Utile delle società al patrimonio netto e dividendi | 24,0 | 20,1 | 3,9 | 19,4% |
| Margine d'intermediazione | 478,2 | 464,5 | 13,7 | 3,0% |

Pur in presenza di un aumento delle **Spese amministrative**, legato all'espansione delle attività del Gruppo, il **Risultato di gestione** registra una crescita del 5% rispetto ai primi sei mesi dell'anno precedente.

in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Margine d'intermediazione | 478,2 | 464,5 | 13,7 | 3,0% |
| Spese amministrative | -298,6 | -288,9 | -9,7 | 3,3% |
| *Spese per il personale* | *-184,4* | *-186,5* | *2,1* | *-1,2%* |
| *Altre spese amministrative* | *-114,2* | *-102,4* | *-11,8* | *11,5%* |
| Ammortamenti immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto) | -30,1 | -33,3 | 3,2 | -9,8% |
| Risultato di gestione | 149,5 | 142,3 | 7,2 | 5,0% |

Gli **Accantonamenti e rettifiche nette** presentano un incremento del 10,5%, essenzialmente dovuto ad accantonamenti prudenziali ai fondi per rischi ed oneri effettuati dalla Capogruppo nel primo semestre 2002.
Le consistenze sopra descritte hanno permesso di conseguire un **Utile delle attività ordinarie** di 94,9 milioni di euro, con un aumento del 2,3% rispetto ai primi sei mesi dell'anno 2001.
La diminuzione dell'incidenza **Imposte sul reddito** rispetto al primo semestre 2001 deriva essenzialmente dall'eliminazione, nel conto economico consolidato al 30 giugno 2002, di un maggiore credito d'imposta sui dividendi distribuiti da società del Gruppo nonché dall'iscrizione, nel conto economico consolidato pro-forma al 30 giugno 2001, di ulteriori ammortamenti delle differenze positive di consolidamento, non aventi rilevanza ai fini fiscali.

in milioni di euro

| | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Risultato di gestione | 149,5 | 142,3 | 7,2 | 5,0% |
| Ammortamenti differenze positive di consolidamento e di patrimonio netto | -11,4 | -10,4 | -1,0 | 9,4% |
| Accantonamenti e rettifiche nette | -43,2 | -39,1 | -4,1 | 10,5% |
| Utile delle attività ordinarie | 94,9 | 92,8 | 2,1 | 2,3% |
| Utile (perdita) straordinario | 1,3 | 5,5 | -4,2 | -77,1% |
| Utile lordo | 96,2 | 98,3 | -2,1 | -2,1% |
| Imposte sul reddito | -43,6 | -49,1 | 5,5 | -11,3% |
| Utile dell'esercizio di pertinenza di terzi | -6,5 | -5,8 | -0,7 | 12,7% |
| Utile netto | 46,1 | 43,4 | 2,7 | 6,3% |

## Il ROE ed i ratios

Il ROE del Gruppo, calcolato rapportando l'utile di periodo "annualizzato" al patrimonio netto contabile medio del periodo escluso l'utile in formazione, risulta di conseguenza pari al 12,15% senza tener conto dell'ammortamento delle differenze positive di consolidamento, ovvero pari al 9,74% includendo tale ammortamento; in proposito si ricorda che il patrimonio netto al 30 giugno 2002, pari a 942,1 milioni di euro, si confronta con 858,5 milioni di euro al 30 giugno 2001.
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo rispetto all'esercizio precedente, si rileva la sostanziale stabilità dell'incidenza delle spese amministrative e del costo del personale sul totale attivo, rispettivamente pari al 3,49% ed al 2,15%, nonché il miglioramento del cost/income (calcolato rapportando le spese amministrative e le rettifiche di valore su immobilizzazioni materiali ed immateriali al margine d'intermediazione ed escludendo i recuperi di spese), che per il primo semestre 2002 risulta pari al 65,80%, rispetto al 67,00% al 31 dicembre 2001 e al 69,29% al 30 giugno 2001.

## La situazione dell'impresa

È proseguita, anche nel primo semestre 2002, la crescita della **Raccolta totale da clientela ordinaria.**

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Raccolta diretta | 11.885,4 | 11.058,3 | 827,1 | 7,5% |
| Raccolta indiretta | 14.279,1 | 14.091,5 | 187,6 | 1,3% |
| Raccolta totale da clientela ordinaria | 26.164,5 | 25.149,8 | 1.014,7 | 4,0% |

Rispetto alle consistenze di fine anno 2001 la **Raccolta diretta** ha registrato un incremento sia nelle forme di raccolta tradizionale che nei pronti contro termine.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| *Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione* | *6.295,7* | *6.160,3* | *135,4* | *2,2%* |
| *Certificati di deposito* | *463,4* | *452,4* | *11,0* | *2,4%* |
| *Obbligazioni (comprese subordinate)* | *4.019,2* | *3.391,6* | *627,6* | *18,5%* |
| Raccolta tradizionale | 10.778,3 | 10.004,3 | 774,0 | 7,7% |
| Pronti contro Termine | 1.040,5 | 934,7 | 105,8 | 11,3% |
| Altri titoli ed assegni circolari | 66,6 | 119,3 | -52,7 | -44,2% |
| Raccolta diretta | 11.885,4 | 11.058,3 | 827,1 | 7,5% |

La **Raccolta indiretta** evidenzia un leggero incremento rispetto al 31 dicembre 2001, principalmente imputabile al comparto amministrato nonché alla raccolta gestita in fondi comuni di investimento, che hanno più che compensato la diminuzione delle gestioni patrimoniali.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Raccolta amministrata | 6.215,4 | 6.063,7 | 151,7 | 2,5% |
| Raccolta gestita | 8.063,7 | 8.027,8 | 35,9 | 0,4% |
| *Gestioni patrimoniali (GPM - GPS - GPF)* | *2.137,9* | *2.340,1* | *-202,2* | *-8,6%* |
| *Fondi* | *4.312,2* | *4.089,3* | *222,9* | *5,5%* |
| *Assicurazioni (riserve tecniche)* | *1.613,6* | *1.598,4* | *15,2* | *1,0%* |
| Raccolta indiretta | 14.279,1 | 14.091,5 | 187,6 | 1,3% |

I **Crediti verso clientela** presentano, rispetto al 31 dicembre 2001, un incremento del 4,9%.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Impieghi clientela | 11.963,9 | 11.334,4 | 629,5 | 5,6% |
| Sofferenze nette | 137,3 | 196,8 | -59,5 | -30,2% |
| Crediti verso clientela | 12.101,2 | 11.531,2 | 570,0 | 4,9% |

L'ammontare delle **Partite a rischio nette** registra una forte diminuzione rispetto al 31 dicembre 2001, essenzialmente in relazione all'uscita della CFT Finanziaria Spa dall'area di consolidamento integrale a seguito della riduzione della quota partecipativa dal 67,55% al 46,98%. Il grado complessivo di copertura delle partite a rischio si mantiene sostanzialmente in linea con il corrispondente dato di fine anno, confermando i criteri prudenziali adottati da tutte le banche del Gruppo.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Sofferenze lorde | 300,9 | 410,1 | -109,2 | -26,6% |
| Dubbi esiti | -163,6 | -213,3 | 49,7 | -23,3% |
| Sofferenze nette | 137,3 | 196,8 | -59,5 | -30,2% |
| Grado di copertura sofferenze | 54,4% | 52,0% | | 2,4% |
| Incagliate e ristrutturate lorde | 242,6 | 243,3 | -0,7 | -0,3% |
| Dubbi esiti | -47,1 | -48,0 | 0,9 | -1,9% |
| Incagliate e ristrutturate nette | 195,5 | 195,3 | 0,2 | 0,1% |
| Grado di copertura incagliate e ristrutturate | 19,4% | 19,7% | | -0,3% |
| Partite a rischio lorde | 543,5 | 653,4 | -109,9 | -16,8% |
| Dubbi esiti complessivi | -210,7 | -261,3 | 50,6 | -19,4% |
| Partite a rischio nette | 332,8 | 392,1 | -59,3 | -15,1% |
| Grado di copertura delle partite a rischio | 38,8% | 40,0% | | -1,2% |

Il portafoglio titoli complessivo registra una diminuzione rispetto al 31 dicembre 2001 nel comparto Obbligazioni ed altri titoli.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Titoli del tesoro rifinanziabili | 294,6 | 224,7 | 69,9 | 31,1% |
| Obbligazioni ed altri titoli | 1.694,2 | 1.822,6 | -128,4 | -7,0% |
| Azioni ed altri titoli di capitale | 50,1 | 49,1 | 1,0 | 2,0% |
| Totale titoli | 2.038,9 | 2.096,4 | -57,5 | -2,7% |
| *di cui immobilizzati* | 377,3 | 396,9 | -19,6 | -5,2% |

## Il patrimonio netto

Rispetto al 31 dicembre 2001 il patrimonio netto consolidato presenta una leggera diminuzione in seguito alla distribuzione dei dividendi, avvenuta nel mese di maggio 2002.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Capitale sociale | 619,2 | 561,0 | 58,2 | 10,4% |
| Riserve | 207,7 | 181,0 | 26,7 | 14,8% |
| Riserva di rivalutazione | 2,2 | 53,2 | -51,0 | -95,9% |
| *Fondo per rischi bancari generali* | 65,6 | 65,6 | 0,0 | 0,0% |
| Differenze negative di consolidamento e di patrimonio netto | 1,3 | 1,2 | 0,1 | 8,3% |
| Utile del periodo | 46,1 | 93,4 | -47,3 | -50,6% |
| Patrimonio netto | 942,1 | 955,4 | -13,3 | -1,4% |

## Il patrimonio ed i requisiti di vigilanza

Al 30 giugno 2002 il patrimonio di vigilanza consolidato rispetto al 31 dicembre 2001 risulta incrementato essenzialmente in relazione all'emissione di un prestito subordinato di 200 milioni di euro da parte della Capogruppo. Tale emissione ha inoltre determinato il miglioramento di tutti i coefficienti prudenziali; in particolare, al 30 giugno 2002 il coefficiente di solvibilità, calcolato secondo le normative di vigilanza, risulta pari al 10,11% ed è pertanto ampiamente superiore al limite dell'8% stabilito per i gruppi bancari.

in milioni di euro

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione 30 Giugno 2002 - 31 Dicembre 2001 assoluta | % |
|---|---|---|---|---|
| Patrimonio di base (tier 1) | 866,5 | 785,6 | 80,9 | 10,3% |
| Patrimonio supplementare (tier 2) | 592,8 | 454,1 | 138,7 | 30,5% |
| Elementi da dedurre | -133,6 | -124,0 | -9,6 | 7,7% |
| **Patrimonio di vigilanza** | **1.325,7** | **1.115,7** | **210,0** | **18,8%** |
| Rischi di credito | 1.066,4 | 1.059,9 | 6,5 | 0,6% |
| Rischi di mercato | 30,3 | 33,7 | -3,4 | -10,1% |
| Altri requisiti prudenziali | 6,0 | 8,1 | -2,1 | -25,7% |
| Totale requisiti prudenziali | 1.102,7 | 1.101,7 | 1,0 | 0,1% |
| Attività di rischio ponderate | 13.783,6 | 13.770,9 | 12,7 | 0,1% |
| Patrimonio di base / Attività di rischio ponderate | 6,29% | 5,70% | | 0,59% |
| Patrimonio di vigilanza / Attività di rischio ponderate | 9,78% | 8,28% | | 1,50% |

### I risultati per area operativa

I risultati per Aree operative del Gruppo sono in sintesi i seguenti:

in milioni di euro

| Area operativa | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Retail banking | 28,2 | 30,3 | -2,1 | -6,9% |
| Credito al consumo | 12,4 | 7,9 | 4,5 | 57,0% |
| Società prodotto | 6,1 | 3,8 | 2,3 | 60,5% |
| Società di servizi | 1,0 | 1,2 | -0,2 | -16,7% |
| Concessione e Riscossione Tributi | -1,6 | 0,2 | -1,8 | n.s. |
| **Utile netto di Gruppo** | **46,1** | **43,4** | **2,7** | **6,3%** |

L'apporto alla formazione dell'utile netto di Gruppo del primo semestre 2002 da parte del retail banking risulta sostanzialmente invariato rispetto all'analogo periodo dell'esercizio precedente (circa il 61%). In tale area sono ricomprese le seguenti società:

- CR Firenze Spa
- CR Pistoia e Pescia Spa
- CR Orvieto Spa
- CR Civitavecchia Spa
- CR Mirandola Spa

in milioni di euro

| Conto economico | 30 Giugno 2002 | 30 Giugno 2001 pro-forma | Variazione 30 Giugno 2002-2001 pro-forma assoluta | % |
|---|---|---|---|---|
| Margine d'interesse | 232,5 | 227,7 | 4,8 | 2,1% |
| Commissioni nette ed altri proventi di gestione netti | 141,9 | 143,2 | -1,3 | -0,9% |
| Profitti (Perdite) da operazioni finanziarie | 2,2 | 8,1 | -5,9 | 72,8% |
| Margine d'intermediazione | 376,6 | 379,0 | -2,4 | -0,6% |
| Costi operativi | -270,1 | -269,4 | -0,7 | 0,3% |
| Risultato di gestione | 106,5 | 109,6 | -3,1 | -2,8% |
| Ammortamento differenze positive di consolidamento | -9,4 | -8,0 | -1,4 | 17,5% |
| Accantonamenti e rettifiche netti | -32,2 | -33,2 | 1,0 | -3,0% |
| Utile delle attività ordinarie | 64,9 | 68,4 | -3,5 | -5,1% |
| Utile straordinario | 1,2 | 6,7 | -5,5 | -82,1% |
| Imposte sul reddito | -31,7 | -39,1 | 7,4 | -18,9% |
| Utile di pertinenza di terzi | -6,2 | -5,7 | -0,5 | 8,8% |
| Utile netto retail banking | 28,2 | 30,3 | -2,1 | -6,9% |

Il contributo del comparto **retail banking** rimane elevato nella formazione dell'utile del Gruppo anche nel primo semestre 2002. In sintesi possono essere evidenziati i seguenti principali aspetti:

- la positiva dinamica del margine di interesse;
- la diminuzione dei profitti da operazioni finanziarie, per la contrastata situazione dei mercati finanziari;
- la sostanziale stabilità dei costi operativi, pur in presenza di un'ulteriore dinamica espansiva delle attività.

Per quanto riguarda il settore del **credito al consumo** il Gruppo Findomestic, consolidato con il metodo proporzionale al 50% e leader nel proprio comparto, ha contribuito alla formazione dell'utile netto consolidato per circa il 27%.

Il contributo delle **società prodotto** presenta una crescita rispetto al primo semestre del 2001, essenzialmente dovuta all'apporto della CR Firenze Gestion Internationale SA, società consolidata integralmente divenuta pienamente operativa a partire dall'aprile 2001.

## La struttura territoriale

Nel corso del semestre Banca CR Firenze Spa ha chiuso il proprio sportello di Fornaci di Barga (LU), in considerazione della sua scarsa redditività, convogliandone l'operatività sulla vicina Filiale di Barga.

CR Mirandola Spa ha attivato un nuovo punto di vendita a San Giovanni Lupatoto (VR), primo sportello di una banca controllata nella regione Veneto, mentre CR Pistoia e Pescia Spa ha aperto una nuova filiale a Lucca (zona San Concordio).

L'entità complessiva degli sportelli del Gruppo cresce quindi rispetto al 31 dicembre 2001 di un'unità, da 416 a 417, con la seguente ripartizione di cui alla pagina seguente.

È in corso il programma di apertura, entro il 2002, di alcuni nuovi sportelli sia da parte della Capogruppo che delle Banche controllate, al fine di migliorare il presidio complessivo del territorio di riferimento.

Prosegue altresì l'attività di ottimizzazione degli assetti operativi delle filiali, anche a fronte della verifica della redditività delle medesime che viene monitorata con sistematicità su tutta la rete del Gruppo.

In altre parti della presente relazione si dà notizia degli sviluppi della rete di promotori finanziari attivata dalla Capogruppo.

| Provincia | Cassa di Risparmio di Firenze Spa (*) | Cassa di Risparmio di Pistoia e Pescia Spa (*) | Cassa di Risparmio di Civitavecchia Spa (*) | Cassa di Risparmio di Orvieto Spa | Cassa di Risparmio di Mirandola | Gruppo |
|---|---|---|---|---|---|---|
| Arezzo | 34 | | | | | 34 |
| Bologna | | 1 | | | | 1 |
| Firenze | 128 | 4 | | | | 132 |
| Grosseto | 16 | | | | | 16 |
| Livorno | 8 | | | | | 8 |
| Lucca | 15 | 8 | | | | 23 |
| Mantova | | | | | 8 | 8 |
| Massa Carrara | 10 | | | | | 10 |
| Modena | | | | | 16 | 16 |
| Perugia | 13 | | | 2 | | 15 |
| Pisa | 13 | | | | | 13 |
| Pistoia | 2 | 48 | | | | 50 |
| Prato | 11 | 3 | | | | 14 |
| Roma | 2 | | 22 | | | 24 |
| Siena | 18 | | | | | 18 |
| Terni | | | | 22 | | 22 |
| Verona | | | | | 1 | 1 |
| Viterbo | | | 3 | 9 | | 12 |
| Totali | 270 | 64 | 25 | 33 | 25 | 417 |

(*) compreso uno sportello per attività di prestiti su pegno

## Le risorse umane

### I dipendenti del Gruppo (società controllate e consolidate)

La tabella seguente riporta le evoluzioni intercorse nell'ultimo semestre.

| | 30 Giugno 2002 | 31 Dicembre 2001 | Variazione |
|---|---|---|---|
| **Società consolidate integralmente** | | | |
| CR Firenze Spa | 3.444 | 3.699(*) | -255 |
| CR Pistoia e Pescia Spa | 735 | 748 | -13 |
| CR Civitavecchia Spa | 198 | 199 | -1 |
| CR Mirandola Spa | 192 | 193 | -1 |
| CR Orvieto Spa | 174 | 174 | – |
| Centro Riscossione Tributi-Cerit Spa | 225 | – | 225 |
| CR Firenze Gestion Internationale SA | – | 1 | -1 |
| Data Centro Spa | 50 | 51 | -1 |
| Infogroup Spa | 336 | 327 | 9 |
| Totale | 5.354 | 5.392 | -38 |
| **Società consolidate proporzionalmente** | | | |
| Gruppo Findomestic | 1.599 | 1.487 | 112 |
| **Altre Società controllate** | | | |
| Centrovita Assicurazioni Spa | 23 | 21 | 2 |
| Perseo Finance Srl | – | – | – |
| Info2B Spa | 4 | 4 | – |
| Sogetes Spa | 2 | 2 | – |
| Totale | 29 | 27 | 2 |
| **Totale gruppo (**)** | 6.982 | 6.906 | 76 |

(*) il 1° gennaio 2002 si è avuto il passaggio di 224 unità dalle dipendenze di Banca CR Firenze Spa a quelle di CERIT Spa.

(**) nel dato del 31 dicembre 2001 è stato ricompreso il numero complessivo dei dipendenti di CR Mirandola Spa attualmente consolidata integralmente.

## La gestione e la formazione del personale

Nel corso del semestre lo sviluppo sui sistemi di gestione del personale è stato caratterizzato dalla ricerca della convergenza verso un unico modello gestionale cui facciano capo processi, metodologie e strumenti integrati tra loro, accompagnata da quella della maggiore uniformità possibile a livello di Gruppo. Le evoluzioni più significative in questo ambito hanno riguardato in particolare il Sistema Incentivante della Rete di Vendita, quello di Valutazione delle Prestazioni e quello Premiante.

L'accesso all'offerta formativa del personale, gestita dalla Capogruppo, fa sempre più leva sugli strumenti di Intranet aziendale, attraverso i quali in particolare è possibile, da quest'anno, per i singoli gestori di risorse, effettuare la scelta e la pianificazione degli interventi formativi per tutto il personale. Il personale del Gruppo ha potuto beneficiare di 8.767 giornate di formazione effettuate nel semestre.

È stato definito il processo di gestione degli adempimenti previsti dalla Legge sulla trasparenza bancaria, sia per quanto riguarda le competenze degli Uffici centrali che per quanto riguarda le competenze della Rete di vendita. Su Intranet aziendale è stato pubblicato un testo unico sulla trasparenza bancaria a livello di Gruppo, in ottemperanza alle disposizioni dell'Organo di vigilanza. Particolare attenzione è stata nuovamente rivolta all'applicazione della normativa sull'antiriciclaggio.

# Altre informazioni

## Il rating

Questi i rating assegnati alla Banca da Fitch e Moody's:

| Agenzie di rating | Debito a breve termine | Debito a lungo termine |
|---|---|---|
| Fitch | F2 | A |
| Moody's | P1 | A2 |

I titoli emessi dalla Società "veicolo" Perseo Srl, costituta ai sensi della legge 130/99 nell'ambito di un'operazione di cartolarizzazione di impieghi "non performing" realizzata nel 1999, hanno ottenuto un ulteriore miglioramento del rating assegnato da Moody's che è attualmente Aa1, mentre quello di Fitch è A, a conferma del positivo andamento dell'attività di recupero che comporta risultati migliori di quelli previsti al momento del lancio dell'operazione.

## L'andamento del titolo

Il titolo Banca CR Firenze Spa ha chiuso il primo semestre 2002 a € 1,34 (€ 1,15 al 31 Dicembre 2001).
Nella prima metà dell'anno il mercato ha avuto un andamento contrastato, con i primi quattro mesi in crescita seguiti da una nuova fase di debolezza che ha portato i prezzi a livelli inferiori alla chiusura dell'anno precedente. Il settore bancario, anche se con rendimenti migliori, ha seguito lo stesso trend.
Al 30 Giugno 2002 il titolo Banca CR Firenze Spa ha fatto registrare una crescita dall'inizio dell'anno del 16,4% contro un indice generale (MIB) in flessione dell'11,8% ed un indice di settore (MIB Banche) anch'esso in calo (-5%). I prezzi hanno dimostrato un'ottima tenuta durante tutto il periodo (il prezzo medio è stato infatti superiore a € 1,30), confermando l'apprezzamento del mercato per le società dotate di buoni fondamentali e non particolarmente esposte verso segmenti di attività troppo volatili. Per i detentori delle azioni Banca CR Firenze Spa all'incremento patrimoniale dato dall'apprezzamento del titolo si è aggiunto il dividendo relativo all'esercizio 2001, nella misura di €0,052 ad azione, pari a circa il 4% del prezzo medio del periodo.
Notevole è stato anche l'aumento della liquidità (+119%) intervenuto grazie alla crescita del numero medio delle azioni scambiate giornalmente: si è passati dalle 369.000 azioni del secondo semestre 2001 alle oltre 810.000 del primo semestre 2002.


125
120
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105
100
95
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G
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M
A
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Banca CR FIRENZE
MIB Bancario
MIB Storico

In funzione dell'andamento del titolo e delle quantità giornaliere trattate, la Commissione di Borsa con una decisione assunta il giorno 6 settembre, a mercati chiusi, ha deciso l'inserimento del titolo Banca CR Firenze all'interno dell'indice MIDEX di Borsa Italiana, indice che raccoglie le prime 25 società del listino in termini di capitalizzazione e liquidità subito successive a quelle del MIB30. L'inserimento avverrà a partire dal 23 settembre data dalla quale il titolo Banca CR Firenze verrà trattato anche al mercato "afterhours", fino alle ore 8.30 serali.
È proseguita a ritmo elevato l'attività di relazione con gli investitori grazie alla quale il management, accompagnato da primari brokers internazionali, ha incontrato analisti ed investitori istituzionali a Milano, Londra, Edimburgo, Miami, Boston e New York. L'apprezzamento delle scelte strategiche e dei piani operativi della società ha portato ad un ampliamento della base soci, con la conferma del Gruppo Fidelity Investment quale maggiore investitore istituzionale con una quota di partecipazione che è passata da 2,009% (Novembre 2001) a 5,53% (Giugno 2002) del capitale sociale.

## La composizione dell'azionariato

La composizione dell'azionariato di Banca CR Firenze Spa al 30 giugno 2002, sulla base delle informazioni disponibili, era la seguente:

| Socio | Numero azioni | Quota | Gruppo | Quota Gruppo |
|---|---|---|---|---|
| Ente Cassa di Risparmio di Firenze | 454.026.608 | 41,798% | - | 41,798% |
| Sanpaolo IMI Spa | 212.176.468 | 19,533% | - | 19,533% |
| BNP-Paribas SA | 74.468.217 | 6,856% | - | 6,856% |
| Fidelity International Limited | 38.948.677 | 3,586% | Fidelity Investments | 5,527% |
| FMR Corp. | 21.086.990 | 1,941% | | |
| Fondazione CR Pistoia e Pescia | 42.050.703 | 3,871% | - | 3,871% |
| Banca Carige Spa | 8.766.953 | 0,807% | Banca Carige | 0,823% |
| Banca del Monte di Lucca Spa | 168.922 | 0,016% | | |
| CR Ravenna Spa | 6.000.000 | 0,552% | - | 0,552% |
| Altri (Mercato) | 228.542.855 | 21,040% | - | 21,040% |

## Fatti di rilievo verificatisi dopo la chiusura del semestre

Ad eccezione dell'inserimento del titolo Banca CR Firenze nel MIDEX e nel mercato "afterhours", già comunicato in precedenza, non si segnalano fatti di rilievo avvenuti dopo il 30 giugno 2002.

## L'evoluzione prevedibile dell'attività nel secondo semestre 2002

In un contesto generale in cui la situazione dei mercati continua a suscitare motivate preoccupazioni, i fondamentali delle aziende rilevano sempre maggiore importanza. È questo il quadro di riferimento del Gruppo CR Firenze che continua nella sua azione di sviluppo grazie alla robustezza intrinseca dei contenuti patrimoniali e dei rapporti commerciali con la clientela.
I risultati ad oggi prevedibili per l'attività caratteristica fanno ritenere possibile la tenuta del margine di interesse ed anche risultati complessivamente positivi nel comparto delle partecipazioni, frutto della strategia perseguita negli anni nella composizione appunto di un Gruppo che presenta caratteristiche peculiari fra le Banche a dimensione interregionale.
L'area commissionale dovrebbe confermare i risultati dello scorso esercizio pur in presenza di una situazione di mercato che determina una marcata preferenza della clientela verso attività a basso rischio, in particolare nel comparto del risparmio gestito.
Una particolare menzione meritano gli impieghi economici, su cui è allo studio un'operazione di cartolarizzazione, finalizzata ad efficientare le risorse patrimoniali, sfruttando condizioni di mercato sicuramente favorevoli agli impieghi a medio e lungo termine.
Il consolidamento del Gruppo non prescinde da un'attenta e tenace azione di contenimento delle spese, la cui evoluzione prosegue nel trend favorevole in relazione ai risultati, che a fine anno dovrebbero ulteriormente confermare il buon andamento del Gruppo conseguito negli ultimi esercizi.

# Prospetti contabili individuali e consolidati

## Stato patrimoniale consolidato

| Voci dell'Attivo | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 pro-forma | 30 Giugno 2001 |
|---|---|---|---|---|
| 10 Cassa e disponibilità presso banche centrali e uffici postali | 125.442 | 147.813 | 79.003 | 77.069 |
| 20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali | 294.563 | 224.795 | 383.947 | 366.558 |
| 30 Crediti verso banche | 791.305 | 949.319 | 519.885 | 595.937 |
| (a) a vista | 194.619 | 106.176 | 91.924 | 93.730 |
| (b) altri crediti | 596.686 | 843.143 | 427.961 | 502.207 |
| 40 Crediti verso clientela | 12.101.161 | 11.531.220 | 11.645.135 | 11.013.410 |
| di cui: | | | | |
| - *crediti con fondi di terzi in amministrazione* | *889* | *1.128* | *354* | *354* |
| 50 Obbligazioni e altri titoli di debito | 1.694.175 | 1.822.607 | 1.824.263 | 1.791.820 |
| (a) di emittenti pubblici | 1.436.416 | 1.511.147 | 1.516.345 | 1.490.483 |
| (b) di banche | 100.781 | 195.514 | 194.675 | 189.802 |
| di cui: | | | | |
| - *titoli propri* | *30.652* | *53.362* | *59.453* | *59.453* |
| (c) di enti finanziari | 53.470 | 60.114 | 45.774 | 45.227 |
| (d) di altri emittenti | 103.508 | 55.832 | 67.469 | 66.308 |
| 60 Azioni, quote e altri titoli di capitale | 50.149 | 49.037 | 56.531 | 55.718 |
| 70 Partecipazioni | 389.844 | 359.600 | 344.324 | 340.680 |
| (a) valutate al patrimonio netto | 136.321 | 101.497 | 94.266 | 95.440 |
| (b) altre | 253.523 | 258.103 | 250.058 | 245.240 |
| 80 Partecipazioni in imprese del gruppo | 20.213 | 23.770 | 49.313 | 17.159 |
| (a) valutate al patrimonio netto | 16.536 | 18.068 | 33.248 | 15.929 |
| (b) altre | 3.677 | 5.702 | 16.065 | 1.230 |
| 90 Differenze positive di consolidamento | 147.549 | 145.409 | 176.861 | 125.225 |
| 100 Differenze positive di patrimonio netto | 415 | 873 | 261 | 259 |
| 110 Immobilizzazioni immateriali | 58.714 | 61.920 | 56.154 | 50.585 |
| 120 Immobilizzazioni materiali | 348.482 | 361.678 | 343.788 | 324.971 |
| 140 Azioni o quote proprie (valore nominale 4.358) | 5.624 | 7.119 | 1.611 | 859 |
| 150 Altre attività | 963.610 | 1.262.141 | 803.493 | 934.876 |
| 160 Ratei e risconti attivi | 122.237 | 105.636 | 118.388 | 108.502 |
| (a) ratei attivi | 88.386 | 76.557 | 96.322 | 92.065 |
| (b) risconti attivi | 33.851 | 29.079 | 22.066 | 16.437 |
| di cui: | | | | |
| - *disaggio di emissione titoli* | *527* | *933* | *201* | *201* |
| Totale dell'Attivo | 17.113.483 | 17.052.937 | 16.402.957 | 15.803.628 |

| Voci del Passivo | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 pro-forma | 30 giugno 2001 |
|---|---|---|---|---|
| 10 Debiti verso banche | 2.341.780 | 3.083.086 | 2.692.419 | 2.350.663 |
| (a) a vista | 629.723 | 856.186 | 524.093 | 535.069 |
| (b) a termine o con preavviso | 1.712.057 | 2.226.900 | 2.168.326 | 1.815.594 |
| 20 Debiti verso clientela | 7.332.413 | 7.090.975 | 6.940.287 | 6.823.948 |
| (a) a vista | 6.276.797 | 6.156.029 | 5.987.968 | 5.905.299 |
| (b) a termine o con preavviso | 1.055.616 | 934.946 | 952.319 | 918.649 |
| 30 Debiti rappresentati da titoli | 3.862.665 | 3.474.152 | 3.575.393 | 3.467.602 |
| (a) obbligazioni | 3.332.624 | 2.902.425 | 2.941.664 | 2.849.646 |
| (b) certificati di deposito | 463.427 | 452.583 | 508.322 | 492.549 |
| (c) altri titoli | 66.614 | 119.144 | 125.407 | 125.407 |
| 40 Fondi di terzi in amministrazione | 3.686 | 4.010 | 4.258 | 4.258 |
| 50 Altre passività | 1.187.923 | 1.178.286 | 1.134.915 | 1.124.279 |
| 60 Ratei e risconti passivi | 115.256 | 104.315 | 122.891 | 109.588 |
| (a) ratei passivi | 90.673 | 80.483 | 98.828 | 90.325 |
| (b) risconti passivi | 24.583 | 23.832 | 24.063 | 19.263 |
| 70 Trattamento di fine rapporto di lavoro subordinato | 145.547 | 139.957 | 139.192 | 135.958 |
| 80 Fondi per rischi ed oneri | 307.859 | 342.913 | 286.973 | 282.223 |
| (a) fondi di quiescenza e per obblighi simili | 153.447 | 153.578 | 156.982 | 155.691 |
| (b) fondi imposte e tasse | 83.202 | 127.285 | 71.916 | 69.006 |
| (d) altri fondi | 71.210 | 62.050 | 58.075 | 57.526 |
| 90 Fondi rischi su crediti | 20.501 | 35.419 | 16.825 | 28.700 |
| 100 Fondo per rischi bancari generali | 65.615 | 65.615 | 71.982 | 57.198 |
| 110 Passività subordinate | 686.590 | 489.190 | 454.191 | 446.856 |
| 120 Differenze negative di consolidamento | 8 | 112 | 9 | 25.490 |
| 130 Differenze negative di patrimonio netto | 1.328 | 1.128 | 1.179 | 1.087 |
| 140 Patrimonio di pertinenza di terzi | 161.644 | 148.029 | 158.133 | 171.077 |
| 150 Capitale | 619.155 | 560.994 | 564.083 | 551.187 |
| 160 Sovrapprezzi di emissione | 0 | 326 | 326 | 326 |
| 170 Riserve | 213.266 | 187.751 | 191.532 | 175.409 |
| (a) riserva legale | 126.553 | 111.850 | 114.422 | 113.206 |
| (b) riserva per azioni o quote proprie | 5.624 | 7.119 | 1.611 | 859 |
| (c) riserve statutarie | 18.228 | 17.504 | 32.958 | 32.958 |
| (d) altre riserve | 62.861 | 51.278 | 42.541 | 28.386 |
| 180 Riserve di rivalutazione | 2.163 | 53.250 | 5.015 | 4.884 |
| 200 Utile d'esercizio | 46.084 | 93.429 | 43.354 | 42.895 |
| Totale del Passivo | 17.113.483 | 17.052.937 | 16.402.957 | 15.803.628 |

| Garanzie e impegni consolidati | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 pro-forma | 30 Giugno 2001 |
|---|---|---|---|---|
| 10 Garanzie rilasciate | 605.345 | 633.959 | 619.972 | 596.505 |
| di cui: | | | | |
| - accettazioni | 15.797 | 14.164 | 15.860 | 15.822 |
| - altre garanzie | 589.548 | 619.795 | 604.112 | 580.683 |
| 20 Impegni | 1.456.834 | 187.155 | 1.317.855 | 1.312.803 |

# Prospetti contabili individuali e consolidati

## Conto economico consolidato

| Voci | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 pro-forma | 30 Giugno 2001 |
|---|---|---|---|---|
| 10 Interessi attivi e proventi assimilati | 470.253 | 994.601 | 503.326 | 468.108 |
| di cui: | | | | |
| - *su crediti verso clientela* | *411.092* | *868.004* | *432.770* | *398.258* |
| - *su titoli di debito* | *35.226* | *763* | *54.230* | *52.813* |
| 20 Interessi passivi e oneri assimilati | -177.138 | -435.194 | -230.034 | -217.818 |
| di cui: | | | | |
| - *su debiti verso clientela* | *-54.939* | *-133.923* | *-70.172* | *-68.636* |
| - *su debiti rappresentati da titoli* | *-67.534* | *-141.522* | *-72.645* | *-71.137* |
| 30 Dividendi e altri proventi | 17.775 | 16.365 | 16.021 | 15.905 |
| (a) su azioni, quote e altri titoli di capitale | 1.051 | 785 | 436 | 434 |
| (b) su partecipazioni | 15.130 | 15.580 | 15.524 | 15.471 |
| (c) su partecipazioni in società del gruppo | 1.594 | 0 | 61 | 0 |
| 40 Commissioni attive | 139.622 | 288.583 | 140.950 | 135.207 |
| 50 Commissioni passive | -28.701 | -47.931 | -21.656 | -17.841 |
| 60 Profitti (Perdite) da operazioni finanziarie | -2.223 | 13.487 | 9.647 | 9.074 |
| 70 Altri proventi di gestione | 62.918 | 123.485 | 64.266 | 61.374 |
| 80 Spese amministrative | -298.556 | -567.302 | -288.905 | -271.499 |
| (a) spese per il personale | -184.372 | -359.302 | -186.533 | -178.570 |
| di cui: | | | | |
| - *salari e stipendi* | *-134.485* | *-261.383* | *-136.015* | *-130.435* |
| - *oneri sociali* | *-32.549* | *-66.058* | *-32.402* | *-30.890* |
| - *trattamento di fine rapporto* | *-10.729* | *-20.788* | *-10.810* | *-10.413* |
| - *trattamento di quiescenza e simili* | *-2.675* | *-6.054* | *-2.494* | *-2.268* |
| (b) altre spese amministrative | -114.184 | -208.000 | -102.372 | -92.929 |
| 90 Rettifiche di valore su immobilizzazioni immateriali e materiali | -41.446 | -83.195 | -43.741 | -38.082 |
| 100 Accantonamenti per rischi e oneri | -13.595 | -16.462 | -3.819 | -3.696 |
| 110 Altri oneri di gestione | -14.915 | -43.357 | -22.084 | -22.905 |
| 120 Rettifiche di valore su crediti e accantonamenti per garanzie e impegni | -46.129 | -87.617 | -50.899 | -49.444 |
| 130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni | 21.774 | 38.165 | 19.131 | 20.833 |
| 140 Accantonamenti ai fondi rischi su crediti | -1.842 | -15.593 | -3.062 | -3.798 |
| 150 Rettifiche di valore su immobilizzazioni finanziarie | -3.475 | -3.885 | -461 | -381 |
| 160 Riprese di valore su immobilizzazioni finanziarie | 107 | 1.053 | 35 | 35 |
| 170 Utili (Perdite) delle partecipazioni valutate al patrimonio netto | 6.153 | 9.908 | 4.040 | 3.770 |
| 180 Utile delle attività ordinarie | 95.028 | 185.112 | 92.755 | 88.841 |
| 190 Proventi straordinari | 7.670 | 26.465 | 10.266 | 11.187 |
| 200 Oneri straordinari | -6.412 | -12.216 | -4.778 | -4.480 |
| 210 Utile (Perdita) straordinario | 1.258 | 14.249 | 5.488 | 6.707 |
| *230 Variazione del Fondo per rischi bancari generali* | *0* | *6.367* | *0* | *0* |
| 240 Imposte sul reddito dell'esercizio | -43.668 | -100.005 | -49.057 | -46.714 |
| 250 Utile d'esercizio di pertinenza di terzi | -6.534 | -12.293 | -5.832 | -5.939 |
| 260 Utile d'esercizio | 46.084 | 93.429 | 43.354 | 42.895 |

# Prospetti contabili individuali e consolidati

## Stato patrimoniale della capogruppo

| Voci dell'Attivo | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 |
|---|---|---|---|
| 10 Cassa e disponibilità presso banche centrali e uffici postali | 88.438 | 119.240 | 59.021 |
| 20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali | 67.347 | 73.771 | 69.610 |
| 30 Crediti verso banche | 901.969 | 1.082.879 | 850.956 |
| (a) a vista | 126.504 | 145.468 | 138.261 |
| (b) altri crediti | 775.465 | 937.411 | 712.695 |
| 40 Crediti verso clientela | 7.678.522 | 7.366.264 | 7.294.652 |
| di cui: | | | |
| - *crediti con fondi di terzi in amministrazione* | *889* | *880* | *834* |
| 50 Obbligazioni e altri titoli di debito | 1.328.873 | 1.342.762 | 1.288.119 |
| (a) di emittenti pubblici | 1.012.907 | 1.067.517 | 1.045.272 |
| (b) di banche | 163.490 | 169.544 | 148.779 |
| di cui: | | | |
| - *titoli propri* | *28.853* | *49.169* | *24.511* |
| (c) di enti finanziari | 52.402 | 59.058 | 39.098 |
| (d) di altri emittenti | 100.074 | 46.643 | 54.970 |
| 60 Azioni, quote e altri titoli di capitale | 36.132 | 30.651 | 32.711 |
| 70 Partecipazioni | 320.229 | 295.581 | 280.597 |
| 80 Partecipazioni in imprese del gruppo | 551.900 | 534.127 | 456.341 |
| 90 Immobilizzazioni immateriali | 37.253 | 42.436 | 33.879 |
| 100 Immobilizzazioni materiali | 256.011 | 274.829 | 227.779 |
| 120 Azioni o quote proprie (valore nominale 336) | 446 | 437 | 0 |
| 130 Altre attività | 405.690 | 991.006 | 743.023 |
| 140 Ratei e risconti attivi | 58.645 | 54.988 | 59.239 |
| (a) ratei attivi | 56.451 | 52.591 | 57.471 |
| (b) risconti attivi | 2.194 | 2.397 | 1.768 |
| di cui: | | | |
| - *disaggio di emissione titoli* | *463* | *0* | *26* |
| Totale dell'Attivo | 11.731.455 | 12.208.971 | 11.395.927 |

| Voci del Passivo | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 |
|---|---|---|---|
| 10 *Debiti verso banche* | 1.259.446 | 1.758.942 | 1.506.713 |
| (a) a vista | 629.063 | 901.506 | 533.107 |
| (b) a termine o con preavviso | 630.383 | 857.436 | 973.606 |
| 20 Debiti verso clientela | 5.364.283 | 5.237.961 | 5.111.633 |
| (a) a vista | 4.691.258 | 4.633.709 | 4.511.490 |
| (b) a termine o con preavviso | 673.025 | 604.252 | 600.143 |
| 30 Debiti rappresentati da titoli | 2.565.498 | 2.526.743 | 2.285.135 |
| (a) obbligazioni | 2.220.421 | 2.125.843 | 1.842.061 |
| (b) certificati di deposito | 289.874 | 299.993 | 333.309 |
| (c) altri titoli | 55.203 | 100.907 | 109.765 |
| 40 Fondi di terzi in amministrazione | 3.333 | 3.620 | 3.761 |
| 50 Altre passività | 565.549 | 894.522 | 888.248 |
| 60 Ratei e risconti passivi | 57.982 | 56.608 | 55.038 |
| (a) ratei passivi | 53.322 | 52.622 | 48.693 |
| (b) risconti passivi | 4.660 | 3.986 | 6.345 |
| 70 Trattamento di fine rapporto di lavoro subordinato | 107.969 | 104.746 | 100.922 |
| 80 Fondi per rischi ed oneri | 205.842 | 221.578 | 185.472 |
| (a) fondi di quiescenza e per obblighi simili | 108.971 | 109.793 | 111.051 |
| (b) fondi imposte e tasse | 53.962 | 76.326 | 45.238 |
| (c) altri fondi | 42.909 | 35.459 | 29.183 |
| 90 Fondi rischi su crediti | 16.273 | 20.947 | 10.223 |
| 100 Fondo per rischi bancari generali | 62.475 | 62.475 | 51.645 |
| 110 Passività subordinate | 654.190 | 454.190 | 429.190 |
| 120 Capitale | 619.155 | 560.994 | 551.187 |
| 130 Sovrapprezzi di emissione | 0 | 326 | 326 |
| 140 Riserve | 190.097 | 168.561 | 159.748 |
| (a) riserva legale | 124.287 | 110.504 | 110.504 |
| (b) riserva per azioni o quote proprie | 446 | 437 | 0 |
| (c) riserve statutarie | 11.062 | 11.070 | 25.339 |
| (d) altre riserve | 54.302 | 46.550 | 23.905 |
| 150 Riserve di rivalutazione | 0 | 51.839 | 0 |
| 170 Utile d'esercizio | 59.363 | 84.919 | 56.686 |
| Totale del Passivo | 11.731.455 | 12.208.971 | 11.395.927 |

| Garanzie e impegni della capogruppo | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 |
|---|---|---|---|
| 10 Garanzie rilasciate | 449.500 | 493.280 | 458.322 |
| di cui: | | | |
| - accettazioni | 12.010 | 11.794 | 17.853 |
| - altre garanzie | 437.490 | 481.486 | 440.469 |
| 20 Impegni | 1.366.024 | 156.349 | 1.213.558 |

# Prospetti contabili individuali e consolidati

## Conto economico della capogruppo

| Voci | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2001 |
|---|---|---|---|
| 10 Interessi attivi e proventi assimilati | 265.283 | 605.341 | 295.557 |
| di cui: | | | |
| *- su crediti verso clientela* | *225.871* | *505.771* | *242.492* |
| *- su titoli di debito* | *23.304* | *65.533* | *33.338* |
| 20 Interessi passivi e oneri assimilati | -112.445 | -298.605 | -151.342 |
| di cui: | | | |
| *- su debiti verso clientela* | *-40.157* | *-97.784* | *-50.375* |
| *- su debiti rappresentati da titoli* | *-50.066* | *-108.710* | *-48.244* |
| 30 Dividendi e altri proventi | 68.493 | 51.268 | 50.907 |
| (a) su azioni, quote e altri titoli di capitale | 948 | 572 | 226 |
| (b) su partecipazioni | 21.157 | 24.381 | 34.204 |
| (c) su partecipazioni in imprese del gruppo | 46.388 | 26.315 | 16.477 |
| 40 Commissioni attive | 81.631 | 206.725 | 102.232 |
| 50 Commissioni passive | -7.982 | -14.066 | -6.601 |
| 60 Profitti (Perdite) da operazioni finanziarie | 3.270 | 13.586 | 8.311 |
| 70 Altri proventi di gestione | 37.347 | 75.374 | 36.238 |
| 80 Spese amministrative | -181.834 | -387.739 | -187.741 |
| (a) spese per il personale | -110.870 | -238.449 | -121.314 |
| di cui: | | | |
| *- salari e stipendi* | *-82.640* | *-174.769* | *-89.856* |
| *- oneri sociali* | *-18.449* | *-43.214* | *-19.912* |
| *- trattamento di fine rapporto* | *-7.024* | *-14.393* | *-7.289* |
| *- trattamento di quiescenza e simili* | *-976* | *-2.391* | *-799* |
| (b) altre spese amministrative | -70.964 | -149.290 | -66.427 |
| 90 Rettifiche di valore su immobilizzazioni immateriali e materiali | -20.027 | -43.412 | -18.238 |
| 100 Accantonamenti per rischi e oneri | -10.811 | -9.921 | -1.389 |
| 110 Altri oneri di gestione | -800 | -11.537 | -7.513 |
| 120 Rettifiche di valore su crediti e accantonamenti per garanzie e impegni | -26.584 | -56.598 | -35.765 |
| 130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni | 14.729 | 26.659 | 14.167 |
| 140 Accantonamenti ai fondi rischi su crediti | -1.065 | -13.147 | -821 |
| 150 Rettifiche di valore su immobilizzazioni finanziarie | -3.148 | -1.829 | -211 |
| 160 Riprese di valore su immobilizzazioni finanziarie | 1.040 | 432 | 427 |
| 170 Utile delle attività ordinarie | 107.097 | 142.531 | 98.218 |
| 180 Proventi straordinari | 4.372 | 14.801 | 4.940 |
| 190 Oneri straordinari | -5.665 | -6.586 | -3.635 |
| 200 Utile (Perdita) straordinario | -1.293 | 8.215 | 1.305 |
| 210 Variazione del Fondo per Rischi Bancari Generali | 0 | 6.367 | 0 |
| 220 Imposte sul reddito dell'esercizio | -46.441 | -72.194 | -42.837 |
| 230 Utile d'esercizio | 59.363 | 84.919 | 56.686 |

# Note esplicative ed integrative

## Criteri di valutazione

### Area di consolidamento

La situazione semestrale consolidata comprende quella della Cassa di Risparmio di Firenze Spa (Capogruppo) e delle seguenti società operanti nei settori bancario e finanziario ovvero che esercitano, in via esclusiva o principale, attività strumentale a quella delle società del Gruppo, così come definito dall'articolo 59 del Decreto Legislativo n. 385/1993:

- Cassa di Risparmio di Pistoia e Pescia Spa - società bancaria
- Cassa di Risparmio di Civitavecchia Spa - società bancaria
- Cassa di Risparmio di Orvieto Spa - società bancaria
- Cassa di Risparmio di Mirandola Spa - società bancaria
- Findomestic Banca Spa - società bancaria (*)
- Findomestic Leasing Spa - società finanziaria (*)
- Centro Riscossione Tributi CERIT Spa – società finanziaria
- CR Firenze Gestion Internationale SA - società finanziaria
- Data Centro Spa - società strumentale
- Infogroup Spa - società strumentale

(*) società appartenenti al Gruppo Findomestic

Per le suddette società la Capogruppo possiede, direttamente od indirettamente, la maggioranza dei diritti di voto in assemblea ordinaria, ad eccezione delle società appartenenti al Gruppo Findomestic sulle quali esercita, in seguito agli accordi sottoscritti con il Gruppo BNP Paribas, il controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992.
La situazione semestrale consolidata non comprende quelle delle società controllate per le quali si è ravvisata una delle fattispecie dei casi di esclusione dal consolidamento integrale previsti dalla legge ovvero dalle disposizioni della Banca d'Italia in materia di bilanci consolidati bancari.

### Metodi di consolidamento

Le sopramenzionate società vengono consolidate con il metodo integrale, ad eccezione di quelle appartenenti al Gruppo Findomestic, consolidate con il metodo proporzionale.
I valori di carico delle partecipazioni detenute nelle società consolidate vengono eliminati con le corrispondenti frazioni di patrimonio netto contabile di pertinenza del Gruppo calcolate con riferimento agli importi risultanti dai bilanci al 31 dicembre 1992, data di primo consolidamento delle partecipazioni, ovvero alla data di acquisizione delle stesse, se successiva. Dalle suddette elisioni scaturiscono, sussistendone i presupposti, differenze positive o negative di consolidamento, le quali vengono iscritte nelle pertinenti voci dello stato patrimoniale consolidato, senza ricorrere alla possibilità di compensare tra loro tali differenze.
Le eventuali eccedenze dei valori di carico delle suddette partecipazioni rispetto alle corrispondenti frazioni di patrimonio netto contabile, come sopra determinate, vengono iscritte nella voce "Differenze positive di consolidamento" e sistematicamente ammortizzate in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei relativi investimenti; gli eventuali minori valori di carico sono invece iscritti nella voce "Differenze negative di consolidamento", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate.
Le quote di patrimonio netto contabile e di risultato economico attribuibili alle interessenze di terzi sono iscritte, rispettivamente, nelle voci "Patrimonio di pertinenza di terzi" e "Utile (perdita) d'esercizio di pertinenza di terzi", come indicato dall'articolo 33 del Decreto Legislativo n. 87/1992.
I rapporti patrimoniali esistenti alla data di chiusura del periodo e le operazioni economiche effettuate fra le società consolidate nel corso del periodo e regolate a normali condizioni di mercato vengono eliminati imputando rispettivamente alle voci "Altre attività" / "Altre passività" ed "Oneri straordinari" / "Proventi straordinari" i saldi netti di eventuali importi non esattamente riconciliabili. In particolare, vengono eliminati gli utili e le perdite derivanti da operazioni diverse da quelle su titoli, valute ed altri strumenti finanziari relativi a valori ancora compresi nel patrimonio del Gruppo nonché i dividendi e le rettifiche e riprese di valore riguardanti le suddette partecipazioni.

## Situazioni semestrali utilizzate per la redazione della situazione semestrale consolidata

Per la redazione della situazione semestrale consolidata vengono utilizzate le situazioni semestrali approvate dai Consigli di Amministrazione delle singole società inserite nell'area di consolidamento riclassificate, ove necessario, in base ai criteri di valutazione adottati dalla Capogruppo.

## Crediti, garanzie e impegni

I crediti risultano comprensivi degli interessi contrattuali e di mora maturati e vengono valutati al presumibile valore di realizzo. In particolare, l'iscrizione di tali crediti avviene in base ai criteri di seguito esposti.

**Crediti vantati nei confronti di banche:**

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;
- valore nominale decurtato delle previsioni di perdita, calcolate in modo forfettario per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in paesi ritenuti "a rischio" in base a quanto previsto dalla normativa della Banca d'Italia; in tale circostanza le suddette previsioni di perdita vengono determinate applicando le percentuali stabilite dall'Organo di Vigilanza.

**Crediti vantati nei confronti di clientela ordinaria:**

- valore nominale per i crediti "in bonis", decurtato di svalutazioni forfettarie per tener conto delle perdite di valore latenti, misurate con metodologie in grado di monitorare tempestivamente l'evoluzione del rischio. In particolare, si è tenuto conto del presumibile passaggio a sofferenza nell'esercizio successivo su base storica e della percentuale media di perdita verificatasi sulle sofferenze negli ultimi anni;
- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo obiettive situazioni di precarietà di recupero, sono state individuate e quantificate perdite che potrebbero anche manifestarsi in futuro; trattasi in concreto dei crediti "in sofferenza", "incagliati", "ristrutturati" ed "in corso di ristrutturazione". Per i crediti verso clienti residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni "forfettarie", adottando gli stessi criteri previsti per i crediti verso banche estere. A fronte dei crediti per interessi di mora iscritti nell'attivo in quanto ritenuti recuperabili figurano prudenzialmente nel passivo fondi rischi di pari importo.

**Garanzie e impegni**

Le garanzie rilasciate e gli impegni ad erogare fondi sono iscritti per l'importo dell'impegno assunto. Per i crediti di firma rilasciati a favore di clientela residente per i quali esistono difficoltà finanziarie sono state formulate previsioni di perdita analitiche, mentre in presenza di crediti di firma concessi a residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi analoghi a quelli adottati per i crediti per cassa. Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

## Titoli e operazioni fuori bilancio (diverse da quelle in valuta)

**Titoli immobilizzati**

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono valutati al costo di acquisto o di sottoscrizione rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.
La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo un criterio di rilevazione pro-rata temporis.
In presenza di titoli emessi in Paesi terzi considerati "a rischio" (così come definiti dalla Banca d'Italia) vengono calcolate svalutazioni forfettarie, adottando i medesimi criteri previsti per i crediti.

### Titoli non immobilizzati

I titoli a reddito fisso ed i titoli azionari *quotati* in mercati organizzati vengono valutati al valore di mercato, come previsto dall'articolo 20, 1° comma, lettera b) del Decreto Legislativo n. 87/1992. L'applicazione di tale criterio di valutazione comporta l'utilizzo della metodologia di contabilizzazione al "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto. Il valore di mercato dei titoli viene calcolato secondo lo stesso principio adottato dalla normativa fiscale (articolo 61 del D.P.R. n. 917/1986), ove per valore di mercato si intende la media aritmetica dei prezzi rilevati nei mercati di quotazione nell'ultimo mese del periodo; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce di conto economico "Profitti (perdite) da operazioni finanziarie".

I titoli a reddito fisso ed i titoli azionari *non quotati* vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento e delle perdite di valore, secondo il disposto dell'articolo 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

I titoli non immobilizzati inclusi nel patrimonio di destinazione del Fondo Integrativo di Previdenza interno ("FIP") costituito ai sensi dell'articolo 2117 c.c. vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno del periodo, se quotati, ovvero al costo di acquisto, se non quotati.

I titoli rinvenienti da operazioni di cartolarizzazione dei crediti vengono valutati tenendo conto del grado di recuperabilità del portafoglio crediti ceduto.

In presenza di titoli emessi in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti.

I certificati di deposito bancari sono valutati al costo di acquisto.

### Operazioni fuori bilancio

A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".

I contratti derivati su titoli, effettuati nell'ambito di mercati regolamentati, vengono valutati, per le operazioni di "negoziazione", al valore corrente di mercato e, nel caso di operazioni di "copertura", in modo coerente con le attività e passività coperte secondo il criterio della competenza temporale.

Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta tra i "Fondi per rischi ed oneri per garanzie e impegni".

## Partecipazioni

La Capogruppo valuta le proprie partecipazioni al costo di acquisto o di sottoscrizione, che viene rettificato in presenza di una perdita di valore ritenuta duratura. Le partecipazioni iscritte nella situazione semestrale consolidata sono valutate come segue:

a) alla frazione di patrimonio netto contabile, per le società controllate per le quali è stata riscontrata una delle fattispecie di esclusione dall'area di consolidamento nonché per le società diverse dalle controllate in cui la Capogruppo possiede, direttamente od indirettamente, una percentuale dei diritti di voto esercitabili nell'assemblea ordinaria pari o superiore al 20%; laddove tali società siano poste in liquidazione volontaria, la loro valutazione viene peraltro effettuata al costo. Le eventuali eccedenze dei valori di carico rispetto alle corrispondenti frazioni di patrimonio netto contabile vengono iscritte, ove ne ricorrano i presupposti, nella voce "Differenze positive di patrimonio netto" e sistematicamente ammortizzate in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei relativi investimenti; gli eventuali minori valori di carico vengono invece iscritti nella voce "Differenze negative di patrimonio netto", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate;

b) al costo di acquisto o sottoscrizione, rettificato in presenza di perdite di valore ritenute durature, per le altre società.

Le partecipazioni espresse in valuta estera sono valutate al tasso di cambio corrente alla data della loro acquisizione.

Il credito d'imposta sui dividendi viene rilevato al momento dell'incasso degli stessi vale a dire, di norma, nell'esercizio in cui ne è deliberata la distribuzione.

## Attività, passività e operazioni fuori bilancio in valuta

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.
Le attività, le passività e le operazioni fuori bilancio *a pronti*, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura del periodo. Le operazioni fuori bilancio *a termine* sono valutate al tasso di cambio a termine corrente alla data di chiusura del periodo, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione. Le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre quelle di "copertura" sono trattate in modo coerente con le attività o passività coperte.

## Immobilizzazioni materiali

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative. Sugli immobili sono state effettuate nel passato rivalutazioni in applicazione di disposizioni di legge.
Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico dell'esercizio in cui vengono sostenute.
Le immobilizzazioni materiali sono iscritte in relazione alla loro residua possibilità di utilizzazione rettificando il valore contabile, come sopra ottenuto, di quote di ammortamento ritenute congrue anche in riferimento alla usura fisica ed al superamento tecnologico. Più precisamente, gli ammortamenti sono calcolati in base alle aliquote massime previste dalle disposizioni fiscali ("ordinarie" per la generalità dei cespiti ed anche "anticipate" per le macchine elettroniche EAD).
Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

## Immobilizzazioni immateriali

Le spese di ristrutturazione degli immobili non di proprietà presi in locazione per essere adibiti ad uso aziendale vengono ammortizzate in base alla durata residua del contratto di locazione, considerata comunque non superiore a 5 anni in ossequio al disposto dell'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992.
L'avviamento viene ammortizzato in relazione alla durata della sua utilizzazione, in accordo con quanto previsto dall'articolo 16, 2° comma, del Decreto Legislativo n. 87/1992.
I costi pluriennali sono iscritti nell'attivo col consenso del Collegio Sindacale.
I costi relativi ai programmi per l'elaborazione automatica dei dati suscettibili di uso pluriennale vengono ammortizzati in relazione alla loro residua possibilità di utilizzazione.
Le riserve disponibili alla data di chiusura del periodo sono superiori al valore netto contabile dei costi pluriennali sopra indicati; di conseguenza, non sussistono i vincoli di cui all'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992.

## Ratei e risconti

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

## Trattamento di fine rapporto di lavoro subordinato

Tale voce viene adeguata ai crediti maturati dal personale, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

## Fondi per rischi ed oneri

I fondi per rischi ed oneri non hanno natura rettificativa di valori dell'attivo e sono destinati a coprire, in accordo con quanto previsto dall'articolo 9, 2° comma, del Decreto Legislativo n. 87/1992, le perdite, gli oneri ed i debiti di natura determinata e di esistenza probabile o certa, dei quali tuttavia alla data di chiusura del periodo risultano indeterminati l'ammontare o la data di sopravvenienza. I suddetti fondi risultano classificati secondo i criteri di seguito esposti.

A) - Fondi di quiescenza e per obblighi simili
Tali fondi sono costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna e risultano congrui in base all'entità delle riserve matematiche calcolate da un attuario indipendente ed a quanto previsto dagli accordi aziendali.

B) - Fondi imposte e tasse
La consistenza dei fondi imposte e tasse è adeguata per la copertura delle presumibili occorrenze per le imposte correnti e differite. L'importo corrispondente alle imposte prepagate risulta esposto nello stato patrimoniale tra le "Altre attività", secondo le disposizioni impartite dalla Banca d'Italia nell'agosto 1999.

C) - Altri Fondi
*Fondi per rischi ed oneri per garanzie e impegni*
Tali fondi includono, come previsto dal Decreto Legislativo n. 87/1992 e dai successivi Provvedimenti della Banca d'Italia, gli accantonamenti destinati a far fronte alle presunte perdite sulle garanzie rilasciate e sugli impegni assunti, anche in relazione alla gestione del patrimonio conferito al FIP.
*Fondo per rischi ed oneri diversi*
Il fondo è destinato a coprire le passività potenziali che potrebbero derivare dalla definizione di azioni revocatorie e di altre cause legali, stimate rispettivamente sulla base degli esiti di analoghi precedenti contenziosi e del prudente apprezzamento degli amministratori, dal verificarsi di condizioni contrattuali sfavorevoli legate a cessioni di partecipazioni e dall'eventuale adeguamento dei tassi di interesse applicati ai mutui edilizi agevolati in seguito alle disposizioni dettate dall'articolo 29 della legge n. 133/1999 e dall'articolo 145, 62° comma, della legge n. 342/2000 (finanziaria 2001).
*Fondo oneri per il personale*
Il fondo è costituito per fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.
*Fondo a disposizione dell'Assemblea*
Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi determinati dall'Assemblea dei Soci.

## Fondi rischi su crediti
Tali fondi si riferiscono a crediti in conto capitale ed a tutti i crediti per interessi di mora per i quali non sono ad oggi previste perdite. Detti fondi sono in esenzione fiscale e non rappresentano posta rettificativa dell'attivo essendo costituiti a fronte di rischi solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

## Fondo per rischi bancari generali
Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie; tale fondo ha pertanto natura patrimoniale, coerentemente con le disposizioni emanate dalla Banca d'Italia e con i criteri di Vigilanza internazionale.

## Riserva statutaria
Alla voce in parola vengono apportati, a norma dell'articolo 14 della Legge n. 745/1938, i resti di vendita su pegno prescritti dell'Azienda dei Presti.

# Informazioni sullo stato patrimoniale

1 Distribuzione settoriale dei crediti verso la clientela (voce 40 dell'attivo)

| | 30 giugno 2002 | % | 31 dicembre 2001 | % | Variazione % dell'importo |
|---|---|---|---|---|---|
| a) Stati | 123.575 | 1,0% | 136.814 | 1,2% | -9,7% |
| b) altri enti pubblici | 164.133 | 1,4% | 164.413 | 1,4% | -0,2% |
| c) società non finanziarie | 5.492.045 | 45,4% | 5.251.086 | 45,5% | 4,6% |
| d) società finanziarie | 766.657 | 6,3% | 747.060 | 6,5% | 2,6% |
| e) famiglie produttrici | 947.806 | 7,8% | 889.468 | 7,7% | 6,6% |
| f ) altri operatori | 4.606.945 | 38,1% | 4.342.379 | 37,7% | 6,1% |
| Totale | 12.101.161 | 100,0% | 11.531.220 | 100,0% | 4,9% |

2 Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti

| | 30 giugno 2002 | % | 31 dicembre 2001 | % | Variazione % dell'importo |
|---|---|---|---|---|---|
| a) Servizi del commercio | 1.278.155 | 19,8% | 1.236.738 | 20,3% | 3,3% |
| b) Prodotti tessili, cuoio, calzature e abbigliamento | 731.190 | 11,4% | 734.212 | 12,1% | -0,4% |
| c) Altri servizi destinati alla vendita | 975.160 | 15,1% | 857.498 | 14,1% | 13,7% |
| d) Edilizia e opere pubbliche | 759.565 | 11,8% | 673.283 | 11,1% | 12,8% |
| e) Servizi alberghieri | 310.203 | 4,8% | 292.256 | 4,8% | 6,1% |
| f ) Altre branche | 2.385.112 | 37,1% | 2.296.670 | 37,6% | 3,9% |
| Totale | 6.439.385 | 100,0% | 6.090.657 | 100,0% | 5,7% |

3 Distribuzione delle garanzie rilasciate (voce 10 delle Garanzie e Impegni) per principali categorie di controparti

| | 30 giugno 2002 | % | 31 dicembre 2001 | % | Variazione % dell'importo |
|---|---|---|---|---|---|
| a) Stati | 0 | 0,0% | 60 | 0,0% | -100,0% |
| b) altri enti pubblici | 4.949 | 0,8% | 5.717 | 0,9% | -13,4% |
| c) banche | 51.012 | 8,4% | 138.168 | 21,8% | -63,1% |
| d) società non finanziarie | 490.073 | 81,0% | 426.543 | 67,3% | 14,9% |
| e) società finanziarie | 8.148 | 1,3% | 23.399 | 3,7% | -65,2% |
| f ) famiglie produttrici | 22.698 | 3,7% | 20.871 | 3,3% | 8,8% |
| g) altri operatori | 28.465 | 4,7% | 19.201 | 3,0% | 48,2% |
| Totale | 605.345 | 100,0% | 633.959 | 100,0% | -4,5% |

4 Grandi rischi

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| a) ammontare | 537.119 | 497.577 | 7,9% |
| b) numero | 3 | 3 | 0,0% |

## 5 Distribuzione temporale delle attività e delle passività

| Voci/Durate residue | a vista | fino a 3 mesi | oltre 3 mesi fino a 12 mesi | oltre 1 anno fino a 5 anni tasso fisso | oltre 1 anno fino a 5 anni tasso indicizzato | oltre 5 anni tasso fisso | oltre 5 anni tasso indicizzato | Durata indeterminata | Totale Generale |
|---|---|---|---|---|---|---|---|---|---|
| | Durata determinata | | | | | | | | |
| 1. Attivo | 3.844.682 | 4.536.634 | 3.523.075 | 3.239.196 | 2.298.550 | 1.459.491 | 2.566.570 | 661.964 | 22.130.162 |
| 1.1 Titoli del Tesoro rifinanziabili | 0 | 14.922 | 46.932 | 79.880 | 75.341 | 26.445 | 51.043 | 0 | 294.563 |
| 1.2 Crediti verso banche | 319.395 | 380.732 | 23.701 | 0 | 2.582 | 0 | 0 | 64.895 | 791.305 |
| 1.3 Crediti verso clientela | 2.771.595 | 1.843.189 | 1.613.835 | 1.493.877 | 1.666.892 | 294.134 | 1.825.531 | 592.108 | 12.101.161 |
| 1.4 Obbligazioni e altri titoli di debito | 5.852 | 21.558 | 236.566 | 270.131 | 269.529 | 372.769 | 517.770 | 0 | 1.694.175 |
| 1.5 Operazioni "fuori bilancio" | 747.840 | 2.276.233 | 1.602.041 | 1.395.308 | 284.206 | 766.143 | 172.226 | 4.961 | 7.248.958 |
| 2. Passivo | 7.756.100 | 3.144.449 | 4.049.353 | 2.748.389 | 2.339.970 | 759.634 | 639.875 | 34.636 | 21.472.406 |
| 2.1 Debiti verso banche | 817.798 | 563.100 | 559.046 | 76.136 | 217.774 | 68.382 | 5.000 | 34.544 | 2.341.780 |
| 2.2 Debiti verso clientela | 6.285.121 | 924.407 | 113.003 | 23 | 6.374 | 0 | 3.393 | 92 | 7.332.413 |
| 2.3 Debiti rappresentati da titoli | | | | | | | | | |
| • obbligazioni | 39.987 | 132.628 | 602.995 | 751.763 | 1.644.642 | 70.487 | 90.122 | 0 | 3.332.624 |
| • certificati di deposito | 14.912 | 197.758 | 177.276 | 67.271 | 6.210 | 0 | 0 | 0 | 463.427 |
| • altri titoli | 66.614 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 66.614 |
| 2.4 Passività subordinate | 0 | 0 | 0 | 0 | 228.982 | 78.000 | 379.608 | 0 | 686.590 |
| 2.5 Operazioni "fuori bilancio" | 531.668 | 1.326.556 | 2.597.033 | 1.853.196 | 235.988 | 542.765 | 161.752 | 0 | 7.248.958 |

## 6 Distribuzione territoriale delle attività e delle passività

| Voci/Paesi | Italia | | Altri Paesi della U.E. | | Altri Paesi | | Totali | |
|---|---|---|---|---|---|---|---|---|
| | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2002 | 31 dicembre 2001 | 30 giugno 2002 | 31 dicembre 2001 |
| 1. Attivo | 14.570.752 | 14.152.707 | 321.685 | 377.573 | 38.916 | 46.698 | 14.931.353 | 14.576.978 |
| 1.1 Crediti verso banche | 695.758 | 848.902 | 71.213 | 69.571 | 24.334 | 30.846 | 791.305 | 949.319 |
| 1.2 Crediti verso clientela | 12.039.748 | 11.468.861 | 58.039 | 57.876 | 3.374 | 4.483 | 12.101.161 | 11.531.220 |
| 1.3 Titoli | 1.835.246 | 1.834.944 | 192.433 | 250.126 | 11.208 | 11.369 | 2.038.887 | 2.096.439 |
| 2. Passivo | 13.140.530 | 13.430.692 | 969.766 | 607.017 | 116.838 | 103.704 | 14.227.134 | 14.141.413 |
| 2.1 Debiti verso banche | 1.866.142 | 2.539.159 | 385.634 | 468.233 | 90.004 | 75.694 | 2.341.780 | 3.083.086 |
| 2.2 Debiti verso clientela | 7.284.722 | 7.013.799 | 21.562 | 49.640 | 26.129 | 27.536 | 7.332.413 | 7.090.975 |
| 2.3 Debiti rappresentati da titoli | 3.524.733 | 3.409.867 | 337.438 | 64.022 | 494 | 263 | 3.862.665 | 3.474.152 |
| 2.4 Altri conti | 464.933 | 467.867 | 225.132 | 25.122 | 211 | 211 | 690.276 | 493.200 |
| 3. Garanzie e impegni | 1.622.178 | 759.424 | 429.924 | 58.736 | 10.077 | 2.954 | 2.062.179 | 821.114 |

## 7 Attività e passività in valuta

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| 7.1) attività | 386.599 | 463.797 | -16,6% |
| 1. Crediti verso banche | 155.141 | 128.069 | 21,1% |
| 2. Crediti verso clientela | 203.149 | 255.678 | -20,5% |
| 3. Titoli | 24.813 | 77.129 | -67,8% |
| 4. Partecipazioni | 0 | 0 | 0,0% |
| 5. Altri conti | 3.496 | 2.921 | 19,7% |
| 7.2) passività | 229.571 | 275.285 | -16,6% |
| 1. Debiti verso banche | 191.739 | 235.686 | -18,6% |
| 2. Debiti verso clientela | 37.832 | 39.599 | -4,5% |
| 3. Debiti rappresentati da titoli | 0 | 0 | 0,0% |
| 4. Altri conti | 0 | 0 | 0,0% |

## 8 Crediti verso banche
### 8.1 Situazione dei crediti per cassa

| Categorie/Valori | Esposizione lorda | Rettifiche di valore complessive | Esposizione netta |
|---|---|---|---|
| *A. Crediti dubbi* | *88* | *26* | *62* |
| A.1. Sofferenze | 0 | 0 | 0 |
| A.2. Incagli | 0 | 0 | 0 |
| A.3. Crediti in corso di ristrutturazione | 0 | 0 | 0 |
| A.4. Crediti ristrutturati | 0 | 0 | 0 |
| A.5. Crediti non garantiti verso Paesi a rischio | 88 | 26 | 62 |
| *B. Crediti in bonis* | *791.243* | *0* | *791.243* |

## 8.2 Dinamica dei crediti dubbi

| Categorie/Valori | Sofferenze | Incagli | Crediti in corso di ristrutturazione | Crediti ristrutturati | Crediti non garantiti verso Paesi a rischio |
|---|---|---|---|---|---|
| *A. Esposizione lorda iniziale al 1/1/2002* | *0* | *0* | *0* | *0* | *159* |
| A.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 |
| *B. Variazioni in aumento* | *0* | *0* | *0* | *0* | *4* |
| B.1. ingressi da crediti in bonis | 0 | 0 | 0 | 0 | 0 |
| B.2. interessi di mora | 0 | 0 | 0 | 0 | 0 |
| B.3. trasferimenti da altre categorie di crediti dubbi | 0 | 0 | 0 | 0 | 0 |
| B.4. altre variazioni in aumento | 0 | 0 | 0 | 0 | 4 |
| *C. Variazioni in diminuzione* | *0* | *0* | *0* | *0* | *75* |
| C.1. uscite verso crediti in bonis | 0 | 0 | 0 | 0 | 12 |
| C.2. cancellazioni | 0 | 0 | 0 | 0 | 0 |
| C.3. incassi | 0 | 0 | 0 | 0 | 63 |
| C.4. realizzi per cessioni | 0 | 0 | 0 | 0 | 0 |
| C.5. trasferimenti ad altre categorie di crediti dubbi | 0 | 0 | 0 | 0 | 0 |
| C.6. altre variazioni in diminuzione | 0 | 0 | 0 | 0 | 0 |
| *D. Esposizione lorda finale al 30/06/2002* | *0* | *0* | *0* | *0* | *88* |
| D.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 |

## 8.3 Dinamica delle rettifiche di valore complessive

| Categorie/Valori | Sofferenze | Incagli | Crediti in corso di ristrutturazione | Crediti ristrutturati | Crediti non garantiti verso Paesi a rischio | Crediti in bonis |
|---|---|---|---|---|---|---|
| *A. Rettifiche complessive iniziali al 1/1/2002* | *0* | *0* | *0* | *0* | *48* | *0* |
| A.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 | 0 |
| *B. Variazioni in aumento* | *0* | *0* | *0* | *0* | *0* | *0* |
| B.1. rettifiche di valore | 0 | 0 | 0 | 0 | 0 | 0 |
| B.1.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 | 0 |
| B.2. utilizzi dei fondi rischi su crediti | 0 | 0 | 0 | 0 | 0 | 0 |
| B.3. trasferimenti da altre categorie di crediti | 0 | 0 | 0 | 0 | 0 | 0 |
| B.4. altre variazioni in aumento | 0 | 0 | 0 | 0 | 0 | 0 |
| *C. Variazioni in diminuzione* | *0* | *0* | *0* | *0* | *22* | *0* |
| C.1. riprese di valore da valutazione | 0 | 0 | 0 | 0 | 6 | 0 |
| C.1.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 | 0 |
| C.2. riprese di valore da incassi | 0 | 0 | 0 | 0 | 16 | 0 |
| C.2.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 | 0 |
| C.3. cancellazioni | 0 | 0 | 0 | 0 | 0 | 0 |
| C.4. trasferimenti ad altre categorie di crediti | 0 | 0 | 0 | 0 | 0 | 0 |
| C.6. altre variazioni in diminuzione | 0 | 0 | 0 | 0 | 0 | 0 |
| *D. Rettifiche complessive finali al 30/6/2002* | *0* | *0* | *0* | *0* | *26* | *0* |
| D.1. di cui: per interessi di mora | 0 | 0 | 0 | 0 | 0 | 0 |

## 9 Crediti verso clientela
### 9.1 Situazione dei crediti per cassa

| Categorie/Valori | Esposizione lorda | Rettifiche di valore complessive | Esposizione netta |
|---|---|---|---|
| *A. Crediti dubbi* | *544.007* | *210.900* | *333.107* |
| A.1. Sofferenze | 300.910 | 163.614 | 137.296 |
| A.2. Incagli | 239.972 | 46.618 | 193.354 |
| A.3. Crediti in corso di ristrutturazione | 0 | 0 | 0 |
| A.4. Crediti ristrutturati | 2.616 | 515 | 2.101 |
| A.5. Crediti non garantiti verso Paesi a rischio | 509 | 153 | 356 |
| *B. Crediti in bonis* | *11.807.432* | *39.378* | *11.768.054* |

La rettifica di valore sui crediti "in bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per il nostro Gruppo, in considerazione della tipologia di rischio insita nel portafoglio impieghi, non particolarmente concentrato per settore ovvero per paese, possono interamente ascriversi al c.d. "rischio fisiologico". Tale rischio è stato pertanto coperto tramite una svalutazione forfettaria, determinata come segue:

a) sono stati stimati "i crediti dubbi" dell'anno successivo che, in base a serie storiche, dovrebbero provenire direttamente dai "crediti in bonis"; b) è stata calcolata la percentuale media "storica" delle perdite su crediti verso clientela verificatesi nei più recenti esercizi; c) la suddetta percentuale media di perdita storica è stata applicata all'importo dei "crediti dubbi" stimati di cui al punto a).

### 9.2 Dinamica dei crediti dubbi

| Categorie/Valori | Sofferenze | Incagli | Crediti in corso di ristrutturazione | Crediti ristrutturati | Crediti non garantiti verso Paesi a rischio |
|---|---|---|---|---|---|
| *A. Esposizione lorda iniziale al 1/1/2002* | *410.232* | *240.894* | *0* | *2.214* | *429* |
| A.1. di cui: per interessi di mora | 86.857 | 631 | 0 | 0 | 0 |
| *B. Variazioni in aumento* | *66.849* | *116.106* | *0* | *816* | *156* |
| B.1. ingressi da crediti in bonis | 13.760 | 100.619 | 0 | 0 | 0 |
| B.2. interessi di mora | 4.112 | 309 | 0 | 0 | 0 |
| B.3. trasferimenti da altre categorie di crediti dubbi | 36.867 | 93 | 0 | 802 | 0 |
| B.4. altre variazioni in aumento | 12.110 (1) | 15.085 (2) | 0 | 14 | 156 |
| *C. Variazioni in diminuzione* | *176.171* | *117.028* | *0* | *414* | *76* |
| C.1. uscite verso crediti in bonis | 209 | 30.774 | 0 | 0 | 0 |
| C.2. cancellazioni | 22.836 | 436 | 0 | 0 | 4 |
| C.3. incassi | 15.772 | 48.404 | 0 | 334 | 72 |
| C.4. realizzi per cessioni | 188 | 15 | 0 | 0 | 0 |
| C.5. trasferimenti ad altre categorie di crediti dubbi | 621 | 37.061 | 0 | 80 | 0 |
| C.6. altre variazioni in diminuzione | 136.545 (3) | 338 | 0 | 0 | 0 |
| *D. Esposizione lorda finale al 30/6/2002* | *300.910* | *239.972* | *0* | *2.616* | *509* |
| D.1. di cui: per interessi di mora | 45.347 | 550 | 0 | 0 | 0 |

(1) dovute per 7.265 migliaia di euro alla variazione del perimetro del Gruppo
(2) dovute per 1.116 migliaia di euro alla variazione del perimetro del Gruppo
(3) dovute per 136.525 migliaia di euro alla variazione del perimetro del Gruppo

## 9.3 Dinamica delle rettifiche di valore complessive

| Categorie/Valori | Sofferenze | Incagli | Crediti in corso di ristrutturazione | Crediti ristrutturati | Crediti non garantiti verso Paesi a rischio | Crediti in bonis |
|---|---|---|---|---|---|---|
| *A. Rettifiche complessive iniziali al 1/1/2002* | *213.597* | *47.342* | *0* | *435* | *128* | *42.378* |
| A.1. di cui: per interessi di mora | 62.395 | 1 | 0 | 0 | 0 | 0 |
| *B. Variazioni in aumento* | *47.316* | *24.676* | *0* | *245* | *29* | *6.847* |
| B.1. rettifiche di valore | 27.124 | 20.406 | 0 | 0 | 4 | 4.162 |
| B.1.1. di cui: per interessi di mora | 1.666 | 5 | 0 | 0 | 0 | 0 |
| B.2. utilizzi dei fondi rischi su crediti | 1.211 | 96 | 0 | 0 | 0 | 13 |
| B.3. trasferimenti da altre categorie di crediti | 14.996 | 2.898 | 0 | 245 | 0 | 2.072 |
| B.4. altre variazioni in aumento | 3.985 (1) | 1.276 (2) | 0 | 0 | 25 | 600(3) |
| *C. Variazioni in diminuzione* | *97.299* | *25.400* | *0* | *165* | *4* | *9.847* |
| C.1. riprese di valore da valutazione | 1.499 | 6.080 | 0 | 0 | 0 | 5.057 |
| C.1.1. di cui: per interessi di mora | 275 | 2 | 0 | 0 | 0 | 0 |
| C.2. riprese di valore da incassi | 4.351 | 1.780 | 0 | 0 | 0 | 918 |
| C.2.1. di cui: per interessi di mora | 953 | 61 | 0 | 0 | 0 | 0 |
| C.3. cancellazioni | 22.836 | 435 | 0 | 165 | 4 | 216 |
| C.4. trasferimenti ad altre categorie di crediti | 0 | 17.104 | 0 | 0 | 0 | 2.922 |
| C.6. altre variazioni in diminuzione | 68.613 (4) | 1 | 0 | 0 | 0 | 734 |
| *D. Rettifiche complessive finali al 30/6/2002* | *163.614* | *46.618* | *0* | *515* | *153* | *39.378* |
| D.1. di cui: per interessi di mora | 28.812 | 15.140 | 0 | 0 | 0 | 0 |

(1) dovute per 2.493 migliaia di euro alla variazione del perimetro del Gruppo
(2) dovute per 57 migliaia di euro alla variazione del perimetro del Gruppo
(3) interamente dovute alla variazione del perimetro del Gruppo
(4) dovute per 68.258 migliaia di euro alla variazione del perimetro del Gruppo

## 10 Crediti verso clientela garantiti

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 5.890.243 | 5.504.109 | 7,0% |
| a) da ipoteche | 3.578.705 | 3.310.140 | 8,1% |
| b) da pegni su: | 239.271 | 192.740 | 24,1% |
| 1. depositi di contante | 16.865 | 18.412 | -8,4% |
| 2. titoli | 166.437 | 127.417 | 30,6% |
| 3. altri valori | 55.969 | 46.911 | 19,3% |
| c) da garanzie di: | 2.072.267 | 2.001.229 | 3,5% |
| 1. Stati | 0 | 0 | 0,0% |
| 2. altri enti pubblici | 0 | 0 | 0,0% |
| 3. banche | 81.649 | 79.824 | 2,3% |
| 4. altri operatori | 1.990.618 | 1.921.405 | 3,6% |

## 11 Crediti verso banche centrali (inclusi nella voce 30 dell'attivo)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 64.895 | 499.596 | -87,0% |

Al 31 dicembre 2001 il saldo risultava particolarmente elevato in quanto includeva il deposito obbligatorio presso la Banca d'Italia effettuato in relazione all'introduzione della moneta unica.

## 12 I titoli

### 12.1 Titoli immobilizzati

| | 30 giugno 2002 | | 31 dicembre 2001 | |
|---|---|---|---|---|
| | Valore di bilancio | Valore di mercato | Valore di bilancio | Valore di mercato |
| 1. Titoli di debito | 376.997 | 369.590 | 396.743 | 392.761 |
| 1.1 Titoli di Stato | 297.665 | 302.763 | 314.416 | 310.735 |
| • quotati | 297.665 | 302.763 | 314.416 | 310.735 |
| • non quotati | 0 | 0 | 0 | 0 |
| 1.2 Altri titoli | 79.332 | 66.827 | 82.327 | 82.026 |
| • quotati | 78.188 | 65.683 | 81.596 | 81.293 |
| • non quotati | 1.144 | 1.144 | 731 | 733 |
| 2. Titoli di capitale | 258 | 191 | 131 | 84 |
| • quotati | 258 | 191 | 131 | 84 |
| • non quotati | 0 | 0 | 0 | 0 |
| Totali | 377.255 | 369.781 | 396.874 | 392.845 |

I titoli immobilizzati vengono gestiti separatamente dai titoli non immobilizzati mediante l'utilizzo, da parte delle banche del Gruppo, di comparti distinti ed appositamente diversificati della procedura di elaborazione elettronica dei dati relativi all'intero portafogli titoli di proprietà.

### 12.2 Variazioni annue dei titoli immobilizzati

| | | |
|---|---|---|
| A. Esistenze iniziali | | 396.874 |
| B. Aumenti | | 14.095 |
| B1. Acquisti | 0 | |
| B2. Riprese di valore e rivalutazioni | 0 | |
| B3. Trasferimenti dal portafoglio non immobilizzato | 0 | |
| B4. Altre variazioni | 14.095 (1) | |
| C. Diminuzioni | | 33.714 |
| C1. Vendite e rimborsi | 28.824 | |
| C2. Rettifiche di valore | 29 | |
| C3. Trasferimenti al portafoglio non immobilizzato | 0 | |
| C5. Altre variazioni | 4.861 | |
| D. Rimanenze finali | | 377.255 |

(1) dovute per 13.908 migliaia di euro all'allargamento del perimetro del Gruppo

## 12.3 Titoli non immobilizzati

| | 30 giugno 2002 | | 31 dicembre 2001 | |
|---|---|---|---|---|
| | Valore di bilancio | Valore di mercato | Valore di bilancio | Valore di mercato |
| 1. Titoli di debito | 1.611.258 | 1.611.412 | 1.650.658 | 1.651.122 |
| 1.1 Titoli di Stato | 1.407.106 | 1.407.109 | 1.330.148 | 1.330.148 |
| • quotati | 1.404.828 | 1.404.828 | 1.330.138 | 1.330.138 |
| • non quotati | 2.278 | 2.281 | 10 | 10 |
| 1.2 Altri titoli | 204.152 | 204.303 | 320.511 | 320.974 |
| • quotati | 134.595 | 134.595 | 120.969 | 120.969 |
| • non quotati (1) | 69.557 | 69.708 | 199.542 | 200.006 |
| 2. Titoli di capitale | 50.374 | 50.374 | 48.906 | 49.157 |
| • quotati | 23.822 | 23.822 | 24.467 | 24.467 |
| • non quotati | 26.552 | 26.552 | 24.439 | 24.690 |
| Totali | 1.661.632 | 1.661.786 | 1.699.565 | 1.700.279 |

(1) si segnala che in tale posta sono compresi titoli emessi dalla Perseo Finance Srl nell'ambito dell'operazione di cartolarizzazione effettuata dalla Capogruppo nell'anno 1999, appartenenti alla "Classe B" e da questa sottoscritti al valore nominale per complessivi 44.000 migliaia di euro; i suddetti titoli sono iscritti in bilancio a tale valore, in considerazione del previsto grado di recuperabilità del portafoglio crediti ceduto.

## 12.4 Variazioni annue dei titoli non immobilizzati

| | | | |
|---|---|---|---|
| A. Esistenze iniziali | | | 1.699.565 |
| B. Aumenti | | | 26.716.970 |
| B1. Acquisti | | 26.674.432 | |
| - Titoli di debito | 26.122.500 | | |
| + titoli di Stato | 25.648.318 | | |
| + altri titoli | 474.182 | | |
| - Titoli di capitale | 551.932 | | |
| B2. Riprese di valore e rivalutazioni | | 2.281 | |
| B3. Trasferimenti dal portafoglio immobilizzato | | 0 | |
| B4. Altre variazioni | | 40.257 (1) | |
| C. Diminuzioni | | | 26.754.903 |
| C1. Vendite e rimborsi | | 26.639.204 | |
| - Titoli di debito | 26.094.613 | | |
| + titoli di Stato | 25.601.611 | | |
| + altri titoli | 493.002 | | |
| - Titoli di capitale | 544.591 | | |
| C2. Rettifiche di valore | | 12.231 | |
| C3. Trasferimenti al portafoglio immobilizzato | | 0 | |
| C5. Altre variazioni | | 103.468 | |
| D. Rimanenze finali | | | 1.661.632 |

(1) dovute per 34.483 migliaia di euro alla variazione del perimetro del Gruppo.

## 12 bis Le immobilizzazioni materiali e immateriali

### 12 bis. 1 Variazioni annue delle immobilizzazioni materiali

| | | | |
|---|---|---|---|
| A. Esistenze iniziali | | | 361.678 |
| B. Aumenti | | | 25.247 |
| B1. Acquisti | | 16.526 | |
| B2. Riprese di valore | | 0 | |
| B3. Rivalutazioni | | 0 | |
| B4. Altre variazioni | | 8.721 (1) | |
| C. Diminuzioni | | | 38.443 |
| C1. Vendite | | 12.381 | |
| C2. Rettifiche di valore | | 15.470 | |
| (a) ammortamenti | 15.470 | | |
| (b) svalutazioni durature | 0 | | |
| C3. Altre variazioni | | 10.592 | |
| D. Rimanenze finali | | | 348.482 |
| E. Rivalutazioni totali | | | 325.921 |
| F. Rettifiche totali | | | 227.516 |
| (a) ammortamenti | | 227.516 | |
| (b) svalutazioni durature | | 0 | |

(1) dovute per 8.513 migliaia di euro alla variazione del perimetro del Gruppo.

### 12 bis. 2 Variazioni annue delle immobilizzazioni immateriali

| | | | |
|---|---|---|---|
| A. Esistenze iniziali | | | 61.920 |
| B. Aumenti | | | 12.965 |
| B1. Acquisti | | 12.750 | |
| B2. Riprese di valore | | 0 | |
| B3. Rivalutazioni | | 0 | |
| B4. Altre variazioni | | 215 (1) | |
| C. Diminuzioni | | | 16.171 |
| C1. Vendite | | 0 | |
| C2. Rettifiche di valore | | 14.583 | |
| (a) ammortamenti | 14.583 | | |
| (b) svalutazioni durature | 0 | | |
| C3. Altre variazioni | | 1.588 | |
| D. Rimanenze finali | | | 58.714 |
| E. Rivalutazioni totali | | | 0 |
| F. Rettifiche totali | | | 89.357 |
| (a) ammortamenti | | 89.357 | |
| (b) svalutazioni durature | | 0 | |

(1) interamente dovute alla variazione del perimetro del Gruppo

## 12 ter. Le altre voci dell'attivo

### 12 ter. 1 Composizione della voce 150 - Altre attività

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 963.610 | 1.262.141 | -23,7% |
| La voce comprende le seguenti partite: | | | |
| • scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni del periodo ed eseguite dopo la data di chiusura del semestre | 129.719 | 307.427 | -57,8% |
| • assegni di c/c tratti sull'azienda e su terzi | 72.694 | 33.438 | 117,4% |
| • conti debitori della gestione "concessione riscossione tributi" | 326.795 | 428.438 | -23,7% |
| • conti debitori presso dipendenze | 19.596 | 24.584 | -20,3% |
| • credito d'imposta verso l'erario | 122.734 | 167.575 | -26,8% |
| • altre partite | 292.072 | 300.679 | -2,9% |

### 12 ter. 2 Composizione della voce 160 - Ratei e risconti attivi

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 122.237 | 105.636 | 15,7% |
| La voce è così composta: | | | |
| a) Ratei attivi | 88.386 | 76.557 | 15,5% |
| • su c/c e finanziamenti a clientela ordinaria | 17.436 | 17.010 | 2,5% |
| • su mutui | 13.838 | 12.575 | 10,0% |
| • su titoli | 46.054 | 40.993 | 12,3% |
| • su operazioni in valuta | 1.782 | 1.646 | 8,3% |
| • su depositi presso Banca d'Italia per riserva obbligatoria | 85 | 86 | -0,9% |
| • su depositi e c/c presso banche | 3.116 | 1.713 | 81,9% |
| • su polizze pegni | 389 | 333 | 16,8% |
| • su altri ricavi | 5.686 | 2.201 | 158,3% |
| b) Risconti attivi | 33.851 | 29.079 | 16,4% |
| • su fitti passivi | 857 | 425 | 101,6% |
| • su disaggi emissione nostre obbligazioni | 527 | 933 | -43,5% |
| • su assicurazioni | 448 | 1.719 | -73,9% |
| • su altri costi | 32.019 | 26.002 | 23,1% |

## 12 quater. I debiti

### 12 quater. 1 Composizione dei debiti verso banche (voce 10 del passivo)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 2.341.780 | 3.083.086 | -24,0% |
| a) a vista | 629.723 | 856.186 | -26,5% |
| • depositi liberi | 613.238 | 721.113 | -15,0% |
| • c/c di corrispondenza | 16.485 | 129.394 | -87,3% |
| • altri rapporti a vista | 0 | 5.679 | -100,0% |
| b) a termine | 1.712.057 | 2.226.900 | -23,1% |
| • depositi vincolati | 302.438 | 592.173 | -48,9% |
| • altre sovvenzioni | 1.409.619 | 1.634.727 | -13,8% |

### 12 quater. 2 Composizione dei debiti verso clientela (voce 20 del passivo)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 7.332.413 | 7.090.975 | 3,4% |
| a) a vista | 6.276.797 | 6.156.029 | 2,0% |
| • depositi a risparmio liberi | 607.746 | 606.865 | 0,1% |
| • conti correnti | 5.668.778 | 5.548.896 | 2,2% |
| • altri rapporti a vista | 273 | 268 | 1,9% |
| b) a termine con preavviso | 1.055.616 | 934.946 | 12,9% |
| • depositi a risparmio vincolati | 1.347 | 1.371 | -1,7% |
| • c/c vincolati | 110 | 119 | -7,6% |
| • pronti contro termine passivi | 1.040.456 | 838.204 | 24,1% |
| • altri debiti | 13.703 | 95.252 | -85,6% |

### 12 quater. 3 Composizione dei debiti rappresentati da titoli (voce 30 del passivo)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 3.862.665 | 3.474.152 | 11,2% |
| a) obbligazioni | 3.332.624 | 2.902.425 | 14,8% |
| b) certificati di deposito | 463.427 | 452.583 | 2,4% |
| • certificati di deposito non scaduti | 451.027 | 451.743 | -0,2% |
| • certificati di deposito scaduti da rimborsare | 12.400 | 840 | 1376,2% |
| c) altri titoli | 66.614 | 119.144 | -44,1% |

12 quinquies. Le altre voci del passivo

12 quinquies. 1 Composizione della voce 50 "Altre passività"

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 1.187.923 | 1.178.286 | 0,8% |
| • scritture viaggianti fra filiali per operazioni impostate negli ultimi giorni del periodo ed eseguite dopo la data di chiusura del semestre | 91.576 | 52.652 | 73,9% |
| • rettifiche per portafoglio: | 21.369 | 45.165 | -52,7% |
| • conti creditori della gestione "concessione riscossione tributi" per sgravi, tolleranze, sospensioni, ecc. | 280.405 | 368.576 | -23,9% |
| • importi da versare al fisco per conto terzi | 18.832 | 38.569 | -51,2% |
| • somme a disposizione della clientela | 86.943 | 95.551 | -9,0% |
| • conti creditori presso dipendenze | 82.188 | 62.248 | 32,0% |
| • competenze e contributi relativi al personale da erogare | 44.249 | 27.148 | 63,0% |
| • fornitori | 29.559 | 51.112 | -42,2% |
| • Enti Previdenziali per contributi da versare nel periodo successivo | 8.545 | 10.179 | -16,1% |
| • bonifici su base monetaria | 246.567 | 198.574 | 24,2% |
| • altre partite | 277.690 | 228.512 | 21,5% |

12 quinquies. 2 Composizione della voce 60 "Ratei e risconti passivi"

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 115.256 | 104.315 | 10,5% |
| a) Ratei passivi | 90.673 | 80.483 | 12,7% |
| • su obbligazioni | 55.027 | 44.423 | 23,9% |
| • su raccolta clientela | 9.055 | 9.141 | -0,9% |
| • su rapporti con banche | 1.280 | 4.714 | -72,8% |
| • su altre operazioni | 25.311 | 22.205 | 14,0% |
| b) Risconti passivi | 24.583 | 23.832 | 3,2% |
| • su portafoglio sconto | 2.997 | 2.879 | 4,1% |
| • su contributi vari Enti e fitti attivi | 1.364 | 78 | 1649,1% |
| • su altre operazioni | 20.222 | 20.875 | -3,1% |

## 13 Garanzie e impegni

### 13.1 Garanzie (voce 10 delle garanzie e impegni)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 605.345 | 633.959 | -4,5% |
| a) crediti di firma di natura commerciale | 255.333 | 257.149 | -0,7% |
| b) crediti di firma di natura finanziaria | 349.862 | 376.582 | -7,1% |
| c) attività costituite in garanzia | 150 | 228 | -34,3% |

### 13.2 Impegni (voce 20 delle garanzie e impegni)

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 1.456.834 | 187.155 | 678,4% |
| a) impegni a erogare fondi a utilizzo certo | 1.041.009 | 169.596 | 513,8% |
| b) impegni a erogare fondi a utilizzo incerto | 415.825 | 17.559 | 2268,2% |

Il significativo incremento della voce "Impegni" nel primo semestre 2002 è dovuto alla chiusura anticipata dell'attività di borsa al 31 dicembre 2001 connessa all'euro changeover, che a tale data ha comportato un'elevata diminuzione degli impegni per acquisti e vendite di titoli da regolare; al 30 giugno 2001 la suddetta voce ammontava a 1.312.803 migliaia di euro.

## 14 Margini attivi utilizzabili su linee di credito

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| | 665.621 | 396.226 | 68,0% |
| a) banche centrali | | | |
| • riserva obbligatoria mobilizzabile alla data di chiusura del periodo | 48.533 | 182.120 | -73,4% |
| b) altre banche | | | |
| • linee di credito concesseci da banche | 617.088 | 214.105 | 188,2% |

## 15 Operazioni a termine

| Categoria di operazioni | Di copertura | Di negoziazione | Altre operazioni |
|---|---|---|---|
| 1. Compravendite | | | |
| 1.1 Titoli | | | |
| • acquisti | 176 | 708.393 | 0 |
| • vendite | 177 | 710.780 | 0 |
| 1.2 Valute | | | |
| • valute contro valute | 0 | 568 | 0 |
| • acquisti contro euro | 2 | 270.741 | 0 |
| • vendite contro euro | 18 | 448.108 | 0 |
| 2. Depositi e finanziamenti | | | |
| • da erogare | 1.575 | 1.092 | 328.218 |
| • da ricevere | 0 | 2.145 | 159.618 |
| 3. Contratti derivati | | | |
| 3.1 Con scambio di capitali | | | |
| a) titoli | | | |
| • acquisti | 0 | 241.400 | 0 |
| • vendite | 0 | 633.187 | 0 |
| b) valute | | | |
| • valute contro valute | 0 | 0 | 0 |
| • acquisti contro euro | 0 | 1.831 | 0 |
| • vendite contro euro | 0 | 1.831 | 0 |
| c) altri valori | | | |
| • acquisti | 0 | 0 | 0 |
| • vendite | 0 | 0 | 0 |
| 3.2 Senza scambio di capitali | | | |
| a) valute | | | |
| • valute contro valute | 0 | 0 | 0 |
| • acquisti contro euro | 8.088 | 0 | 0 |
| • vendite contro lire | 0 | 0 | 0 |
| b) altri valori | | | |
| • acquisti | 1.714.841 | 0 | 5.000 |
| • vendite | 1.811.882 | 0 | 776.285 |

## 16 Attività e passività verso imprese del Gruppo

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| 16.1 Attività | 10.857 | 12.182 | -10,9% |
| a) crediti verso banche | 366 | 0 | 100,0% |
| b) crediti verso enti finanziari | 107 | 0 | 100,0% |
| c) crediti verso altra clientela | 10.384 | 12.182 | -14,8% |
| *di cui: subordinati* | *5.991* | *5.991* | *0,0%* |
| d) obbligazioni e altri titoli di debito | 0 | 0 | 0,0% |
| 16.2) Passività | 561.909 | 557.848 | 0,7% |
| a) debiti verso banche | 0 | 0 | 0,0% |
| b) debiti verso enti finanziari | 0 | 14.554 | -100,0% |
| c) debiti verso altra clientela | 46.482 | 27.812 | 67,1% |
| d) debiti rappresentati da titoli | 515.427 | 515.482 | 0,0% |
| e) passività subordinate | 0 | 0 | 0,0% |
| 16.3) Garanzie e impegni | 516.945 | 54.114 | 855,3% |
| 1) garanzie rilasciate | 4.114 | 4.114 | 0,0% |
| 2) impegni | 512.831 | 50.000 | 925,7% |

16.4) Attività verso imprese collegate

Nei confronti delle società collegate il Gruppo svolge prevalentemente operazioni di impiego, finanziando le attività esercitate dalle stesse. In particolare, le suddette operazioni si riferiscono a leasing, factoring e noleggi di autovetture e vengono regolate a tassi di mercato. I principali saldi debitori relativi a società collegate al 30 giugno 2002 sono i seguenti:

| | | | |
|---|---|---|---|
| Centro Leasing Spa | 217.188 | 161.229 | 34,7% |
| Centro Factoring Spa | 158.021 | 159.908 | -1,2% |
| Arval Service Lease Italia Spa | 24.433 | 11.562 | 111,3% |

## 17 Gestioni patrimoniali

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| Gestioni patrimoniali | 2.182.765 | 2.401.071 | 12,1% |
| 1. titoli emessi dalla banca che redige il bilancio | 555 | 718 | -22,7% |
| 2. altri titoli | 2.182.210 | 2.400.353 | -9,1% |

## 18 Patrimonio e requisiti prudenziali di Vigilanza

| Categorie/Valori | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| A. Patrimonio di vigilanza | | | |
| A.1 Patrimonio di base (tier 1) | 866.435 | 785.579 | 10,3% |
| A.2 Patrimonio supplementare (tier 2) | 592.847 | 454.101 | 30,6% |
| A.3 Elementi da dedurre | -133.586 | -123.976 | 7,8% |
| A.4 Patrimonio di vigilanza | 1.325.696 | 1.115.704 | 18,8% |
| B. Requisiti prudenziali di vigilanza | | | |
| B.1 Rischi di credito | 1.066.400 | 1.059.861 | 0,6% |
| B.2 Rischi di mercato | 30.291 | 33.745 | -10,2% |
| di cui: | | | |
| • rischi del portafoglio non immobilizzato | 0 | 0 | 0,0% |
| • rischi di cambio | 0 | 0 | 0,0% |
| B.2.1 Prestiti subordinati di terzo livello | 22.500 | 25.000 | -10,0% |
| B.3 Altri requisiti prudenziali | 6.000 | 8.069 | -25,6% |
| B.4 Totale requisiti prudenziali | 1.102.691 | 1.101.675 | 0,1% |
| C. Attività di rischio e coefficenti di vigilanza | | | |
| C.1 Attività di rischio ponderate | 13.783.638 | 13.770.936 | 0,1% |
| C.2 Patrimonio di base/Attività di rischio ponderate | 6,29% | 5,70% | 0,6% |
| C.3 Patrimonio di vigilanza/Attività di rischio ponderate | 9,78% | 8,28% | 1,5% |

## 19 I fondi

### 19.1 Trattamento di fine rapporto lavoro subordinato (voce 70)

| | |
|---|---|
| | 145.547 |

L'importo, rappresenta i crediti maturati dal personale dipendente alla data di chiusura dell'esercizio calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro. Le indennità di fine rapporto del personale della Cerit Spa sono corrisposte dall'INPS, al quale vengono versati periodicamente i relativi contributi. Il movimento della voce è stato il seguente:

| | | |
|---|---|---|
| Saldo iniziale | 139.957 | |
| • accantonamento per adeguare il trattamento di fine rapporto ai diritti maturati alla data di chiusura dell'esercizio | 10.729 | |
| • altre variazioni in aumento | 1.360 | (1) |
| • utilizzo per pagamento indennità di fine rapporto liquidate nell'esercizio | 6.178 | |
| Saldo finale | 145.547 | |

(1) dovuta per 1.102 migliaia di euro all'allargamento del perimetro del Gruppo

### 19.2 Composizione della voce 90 "Fondi rischi su crediti"

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| Fondi rischi su crediti verso clientela in linea capitale (costituito prevalentemente ai sensi dell'articolo 71, 3° comma, del DPR 917/1986) e per interessi di mora (costituito ai sensi dell'articolo 71, 6° comma, del DPR 917/1986) | 20.501 | 35.419 | -42,1% |
| Fondi rischi su crediti della Capogruppo | 16.273 | 20.947 | -22,3% |
| Fondi rischi su crediti di pertinenza del Gruppo | 0 | 6.349 | -100,0%(1) |
| Fondi rischi su crediti di pertinenza di terzi | 4.228 | 8.123 | -48,0% |

(1) dovuta all'uscita della CFT Finanziaria Spa dal perimetro del Gruppo

### 19.3 Variazioni nell'esercizio dei "Fondi rischi su crediti" (voce 90)

| | | | |
|---|---|---|---|
| A. Esistenze iniziali | | | 35.419 |
| B. Aumenti | | | 2.150 |
| B1. Accantonamenti | 1.842 | | |
| B2. Altre variazioni | 308 | | |
| C. Diminuzioni | | | 17.068 |
| C1. Utilizzi | 5.631 | | |
| C2. Altre variazioni | 11.437 | (1) | |
| D. Rimanenze finali | | | 20.501 |

(1) dovute per 4.351 migliaia di euro alla variazione del perimetro del Gruppo

## 19.4 Fondi per rischi e oneri (voce 80)

| | | |
|---|---|---|
| | | 307.859 |
| a) Fondi di quiescenza e per obblighi simili | | 153.447 |
| I suddetti Fondi hanno avuto il seguente movimento: | | |
| Saldo iniziale | 153.578 | |
| • accantonamenti | 1.957 | |
| • altre variazioni in aumento | 3.687 (1) | |
| • utilizzi | -5.136 | |
| • altre variazioni in diminuzione | -639 | |
| **Saldo finale** | **153.447** | |

(1) dovute per 1.258 migliaia di euro alla variazione del perimetro del Gruppo

| | | |
|---|---|---|
| b) Fondi imposte e tasse | | 83.202 |
| Nel corso del semestre i Fondi hanno avuto il seguente movimento: | | |
| Saldo iniziale | 127.285 | |
| • accantonamenti | 69.212 | |
| • altre variazioni in aumento | 1.468 (1) | |
| • utilizzi | -114.450 | |
| • altre variazioni in diminuzione | -313 | |
| **Saldo finale** | **83.202** | |

(1) dovuta per 1.363 migliaia di euro alla variazione del perimetro del Gruppo

| | | |
|---|---|---|
| c) Altri fondi | | 71.210 |
| Nel corso del semestre la suddetta voce si è movimentata come segue: | | |
| Saldo iniziale | 62.050 | |
| • accantonamenti | 17.717 | |
| • altre variazioni in aumento | 3.879 (1) | |
| • utilizzi | -11.750 | |
| • altre variazioni in diminuzione | -686 | |
| **Saldo finale** | **71.210** | |

(1) dovuta per 274 migliaia di euro alla variazione del perimetro del Gruppo

### 19.5 Composizione della voce 80 c "Fondi per rischi ed oneri: altri fondi"

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| Fondo per garanzie e impegni su crediti cartolarizzati | 9.603 | 8.746 | 9,8% |
| Fondo oneri per il personale | 15.377 | 12.038 | 27,7% |
| Fondo per rischi ed oneri per garanzie e impegni su crediti di firma | 10.445 | 8.799 | 18,7% |
| Fondi a disposizione dell'Assemblea | 1.358 | 1.480 | -8,2% |
| Fondo per rischi ed oneri diversi | 34.427 | 30.987 | 11,1% |
| Totale | 71.210 | 62.050 | 14,8% |

# Note esplicative ed integrative

## Informazioni sul conto economico

### 1 La composizione degli interessi

#### 1.1 Composizione della Voce 10 "Interessi attivi e proventi assimilati"

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| | 470.253 | 503.326 | -6,6% |
| a) su crediti verso banche | 13.155 | 15.972 | -17,6% |
| di cui: | | | |
| • *su crediti verso banche centrali* | *4.257* | *3.094* | *37,6%* |
| b) su crediti verso clientela | 411.092 | 432.770 | -5,0% |
| di cui: | | | |
| • *su crediti con fondi di terzi in amministrazione* | *0* | *0* | *0,0%* |
| c) su titoli di debito | 35.226 | 54.230 | -35,0% |
| d) altri interessi attivi | 9.143 | 354 | 2482,8% |
| e) saldo positivo dei differenziali su operazioni "di copertura" | 1.637 | 0 | 100,0% |

#### 1.2 Composizione della Voce 20 "Interessi passivi e oneri assimilati"

| | 177.138 | 230.034 | -23,0% |
|---|---|---|---|
| a) su debiti verso banche | 45.775 | 78.346 | -41,6% |
| b) su debiti verso clientela | 54.939 | 70.172 | -21,7% |
| c) su debiti rappresentati da titoli | 67.534 | 72.645 | -7,0% |
| di cui: | | | |
| • *su certificati di deposito* | *7.371* | *10.738* | *-31,4%* |
| d) su fondi di terzi in amministrazione | 0 | 0 | 0,0% |
| e) su passività subordinate | 737 | 1.172 | -37,1% |
| f) saldo negativo dei differenziali su operazioni di "copertura" | 7.890 | 7.699 | 2,5% |
| g) altri interessi passivi | 263 | 0 | 100,0% |

### 2 Il dettaglio degli interessi

#### 2.1 Interessi attivi e proventi assimilati su attività in valuta

| | 6.171 | 14.654 | -57,9% |
|---|---|---|---|
| • banche | 1.530 | 4.128 | -62,9% |
| • clientela ordinaria | 4.604 | 8.632 | -46,7% |
| • titoli in valuta | 37 | 1.894 | -98,0% |

#### 2.2 Interessi passivi e oneri assimilati su passività in valuta

| | 3.560 | 20.472 | -82,6% |
|---|---|---|---|
| • banche | 3.408 | 19.941 | -82,9% |
| • clientela ordinaria | 152 | 531 | -71,4% |

3 Le commissioni

3.1 Composizione della Voce 40 "Commissioni attive"

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| | 139.622 | 140.950 | -0,9% |
| a) garanzie rilasciate | 3.018 | 3.511 | -14,0% |
| b) servizi di incasso e pagamento | 30.729 | 28.774 | 6,8% |
| c) servizi di gestione, intermediazione e consulenza: | 28.242 | 20.807 | 35,7% |
| 1. negoziazione di titoli | 442 | 225 | 96,4% |
| 2. negoziazione di valuta | 2.079 | 2.266 | -8,3% |
| 3. gestioni patrimoniali | 18.345 | 8.228 | 123,0% |
| 4. custodia e amministrazione di titoli | 1.836 | 1.812 | 1,3% |
| 5. collocamento di titoli | 3.203 | 5.426 | -41,0% |
| 6. attività di consulenza | 0 | 0 | 0,0% |
| 7. vendita a domicilio di titoli, prodotti e servizi | 0 | 0 | 0,0% |
| 8. raccolta di ordini | 2.337 | 2.850 | -18,0% |
| d) esercizio di esattorie e ricevitorie | 11.339 | 13.012 | -12,9% |
| e) altri servizi | 40.399 | 38.527 | 4,9% |
| f) collocamento prodotti assicurativi | 10.519 | 12.702 | -17,2% |
| g) collocamento altri prodotti | 13.885 | 21.710 | -36,0% |
| h) banca depositaria | 1.491 | 1.907 | -21,8% |

3.2 Composizione della Voce 50 "Commissioni passive"

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| | 28.701 | 21.969 | 30,6% |
| a) servizi di incasso e pagamento | 7.157 | 7.719 | -7,3% |
| b) servizi di gestione e intermediazione: | 3.461 | 720 | 380,7% |
| 1. negoziazione di titoli | 410 | 359 | 14,2% |
| 2. negoziazione di valute | 2 | 4 | -50,0% |
| 3. gestioni patrimoniali | 1.772 | 132 | 1242,4% |
| 4. custodia e amministrazione di titoli | 423 | 225 | 88,0% |
| 5. collocamento di titoli | 165 | 0 | 100,0% |
| 6. vendita a domicilio di titoli, prodotti e servizi | 689 | 0 | 100,0% |
| c) altri servizi | 17.752 | 13.217 | 34,3% |
| d) garanzie ricevute | 331 | 313 | 5,8% |

## 4 La composizione dei profitti (perdite) da operazioni finanziarie del conto economico

| | | | 2.223 |
|---|---|---|---|
| Voci/Operazioni | 4.1 Operazioni su titoli | 4.2 Operazioni su valute | Altre operazioni |
| Rivalutazioni | 1.816 | 0 | 0 |
| Svalutazioni | -8.840 | 0 | 0 |
| Altri profitti/perdite | 3.419 | 4.369 | 1.459 |
| Totali | -3.605 | 4.369 | 1.459 |

## 4 bis. 1 Composizione della Voce 70 "Altri proventi di gestione"

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| Fitti attivi su immobili | 1.447 | 1.595 | -9,3% |
| Recupero bolli da clientela su documenti contabili | 18.415 | 12.114 | 52,0% |
| Recupero spese di tenuta conto su saldi creditori | 22.267 | 25.719 | -13,4% |
| Altri recuperi da clientela | 9.520 | 7.436 | 28,0% |
| Proventi di commesse software | 8.322 | 9.554 | -12,9% |
| Proventi diversi | 2.947 | 7.848 | -62,4% |
| Totale | 62.918 | 64.266 | -2,1% |

## 4 bis. 2 Composizione della Voce 110 "Altri oneri di gestione"

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| Oneri per acquisizione affari e servizi | 1.379 | 1.387 | -0,6% |
| Retrocessioni e abbuoni alla clientela | 83 | 65 | 28,6% |
| Oneri acquisizione affari e servizi - concessioni | 625 | 610 | 2,5% |
| Oneri diversi | 12.828 | 20.022 | -35,9% |
| Totale | 14.915 | 22.084 | -32,5% |

Gli "Oneri diversi" sono pressoché interamente relativi ai costi operativi derivanti dall'attività delle società strumentali del Gruppo

## 4 ter. - Composizione della voce 80b "Altre spese amministrative"

| Voci | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| Spese per servizi professionali | 8.566 | 10.740 | -20,2% |
| Spese per acquisto di beni e servizi non professionali | 34.097 | 31.282 | 9,0% |
| Fitti e canoni passivi | 12.568 | 13.788 | -8,8% |
| Premi per assicurazioni | 4.222 | 3.354 | 25,9% |
| Imposte indirette e tasse | 27.359 | 22.841 | 19,8% |
| Altre spese amministrative | 27.372 | 20.367 | 34,4% |
| Totale voce 80b "Altre spese amministrative" | 114.184 | 102.372 | 11,5% |

## 5 I proventi e gli oneri straordinari

### 5.1 Proventi straordinari

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| | 7.670 | 10.266 | -25,3% |
| Utili da realizzi di partecipazioni | 2.651 | 1.596 | 66,1% |
| Utilizzo del Fondo rischi su crediti - voce 90 del passivo - in seguito all'incasso di crediti per interessi di mora | 1.781 | 2.415 | -26,3% |
| Utili da realizzi di immobili | 1.461 | 1.453 | 0,6% |
| Utili da realizzi di altre immobilizzazioni materiali | 14 | 4 | 250,0% |
| Proventi diversi | 187 | 784 | -76,1% |
| Rivalutazione delle rimanenze iniziali dei titoli non immobilizzati quotati derivante dal cambiamento dei criteri di contabilizzazione e valutazione dei titoli | 0 | 2.779 | -100,0% |
| Sopravvenienze attive | 1.576 | 1.235 | 27,6% |

### 5.2 Oneri straordinari

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| | 6.412 | 4.788 | 33,9% |
| Componenti di reddito relativi ad anni precedenti | 3.060 | 0 | 100,0% |
| Perdita da negoziazione di partecipazioni | 357 | 380 | -6,1% |
| Perdite da realizo di immobili | 123 | 0 | 100,0% |
| Perdite da realizzo di altri beni | 7 | 0 | 100,0% |
| Aggiustamenti di consolidamento | 107 | 45 | 137,8% |
| Oneri per esodi incentivati | 958 | 2.686 | -64,3% |
| Sopravvenienze passive | 1.800 | 1.677 | 7,3% |

# Note esplicative ed integrative

## Altre informazioni

### 1 Numero medio dei dipendenti per categoria

| | 30 giugno 2002 | 30 giugno 2001 pro-forma | Variazione % |
|---|---|---|---|
| a) dirigenti | 83 | 61 | 36,1% |
| b) funzionari | 606 | 580 | 4,5% |
| c) restante personale | 4.739 | 4.645 | 2,0% |
| Totale Società consolidate integralmente | 5.428 | 5.286 | 2,7% |
| a) dirigenti | 14 | 18 | -22,2% |
| b) funzionari | 165 | 157 | 5,1% |
| c) restante personale | 1.477 | 1.526 | -3,2% |
| Totale Società consolidate proporzionalmente | 1.656 | 1.701 | -2,6% |
| Totale Gruppo | 7.084 | 6.987 | 1,4% |

### 2 Il numero degli sportelli operativi

Al 30 giugno 2002 gli sportelli operativi del Gruppo Cassa di Risparmio di Firenze erano 417, rispetto ai 416 sportelli operativi al 31 dicembre 2001.

# Note esplicative ed integrative

## Area di consolidamento

Le partecipazioni risultano dalle seguenti voci:

| | 30 giugno 2002 | 31 dicembre 2001 | Variazione % |
|---|---|---|---|
| 70 Partecipazioni | 389.844 | 359.600 | 8,4% |
| 80 Partecipazioni in Imprese del gruppo | 20.213 | 23.770 | -15,0% |
| | 410.057 | 383.370 | 7,0% |

## 3.1 Partecipazioni rilevanti

| Denominazione | Sede | Tipo di rapporto (1) | Patrimonio netto | Utile/ Perdita | Rapporto di partecipazione Società partecipante | Quota % | Disponibilità voti nell'assemblea ordinaria | Valore di bilancio consolidato |
|---|---|---|---|---|---|---|---|---|
| A. Imprese incluse nel consolidamento | | | | | | | | |
| *A.1 metodo integrale* | | | | | | | | |
| 1) CASSA DI RISPARMIO DI FIRENZE SPA | Firenze | 1 | 946.917 | 59.363 | | - | - | - |
| 2) CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA | Pistoia | 1 | 208.763 | 9.786 | A.1.1 | 51,000 | 51,000 | - |
| 3) CASSA DI RISPARMIO DI ORVIETO SPA | Orvieto (TR) | 1 | 40.438 | 1.242 | A.1.1 | 73,570 | 73,570 | - |
| 4) CASSA DI RISPARMIO DI CIVITAVECCHIA SPA | Civitavecchia (RM) | 1 | 64.280 | 1.363 | A.1.1 | 51,000 | 51,000 | - |
| 5) CASSA DI RISPARMIO DI MIRANDOLA SPA | Mirandola (MO) | 1 | 63.556 | 905 | A.1.1 | 55,864 | 60,864 | - |
| | | | | | A.1.2 | 5,000 | | |
| 6) CR FIRENZE GESTION INTERNATIONALE SA | Lussemburgo (Lux) | 1 | 2.679 | 1.971 | A.1.1 | 80,000 | 80,000 | - |
| 7) CERIT SPA | Firenze | 1 | 1.439 | -1.612 | A.1.1 | 100,000 | 100,000 | - |
| 8) DATA CENTRO SPA | Pistoia | 1 | 3.406 | 2 | A.1.1 | 82,474 | 100,000 | - |
| | | | | | A.1.2 | 15,709 | | |
| | | | | | A.1.4 | 1,816 | | |
| 9) INFOGROUP SPA | Firenze | 1 | 4.296 | 740 | A.1.1 | 94,000 | 100,000 | - |
| | | | | | A.1.2 | 4,000 | | |
| | | | | | A.1.3 | 1,000 | | |
| | | | | | A.1.4 | 1,000 | | |
| *A.2 metodo proporzionale* | | | | | | | | |
| 10) FINDOMESTIC BANCA SPA (3) | Firenze | 7 | 343.092 | 28.810 | A.1.1 | 47,170 | 50,000 | - |
| | | | | | A.1.2 | 2,830 | | |
| B. Partecipazioni valutate al patrimonio netto | | | | | | | | 152.857 |
| 11) INFO 2B SPA | Firenze | 1 | 400 | -101 | A.1.1 | 60,000 | 100,000 | 400 |
| | | | | | A.1.9 | 40,000 | | |
| 12) PERSEO FINANCE SRL | Conegliano (TV) | 1 | 23 | 1 | A.1.1 | 60,000 | 60,000 | 14 |
| 13) CENTROVITA ASSICURAZIONI SPA | Firenze | 1 | 31.610 | 2.080 | A.1.1 | 43,000 | 51,000 | 16.122 |
| | | | | | A.1.2 | 8,000 | | |
| 14) CFT FINANZIARIA SPA | Firenze | 8 | 36.524 | 1.946 | A.1.1 | 46,968 | 46,968 | 17.158 |
| 15) PROFESSIONAL DUCATO SERVIZI SPA | Pisa | 8 | 4.356 | 209 | A.1.1 | 41,036 | 47,829 | 2.083 |
| | | | | | A.1.2 | 6,793 | | |
| 16) CENTRO FACTORING SPA | Firenze | 8 | 38.746 | 1.216 | A.1.1 | 40,863 | 45,955 | 17.804 |
| | | | | | A.1.2 | 5,052 | | |
| | | | | | A.1.3 | 0,037 | | |
| | | | | | A.1.5 | 0,003 | | |

| Denominazione | Sede | Tipo di rapporto (1) | Patrimonio netto | Utile/ Perdita | Rapporto di partecipazione Società partecipante | Quota % | Disponibilità voti nell'assemblea ordinaria | Valore di bilancio consolidato |
|---|---|---|---|---|---|---|---|---|
| 17) ARVAL SERVICE LEASE ITALIA SPA | Firenze | 8 | 25.112 | 679 | A.1.1 | 22,500 | 30,000 | 7.534 |
| | | | | | A.2.10 | 7,500 | | |
| 18) CENTRO LEASING SPA | Firenze | 8 | 137.209 | 6.694 | A.1.1 | 20,922 | 29,493 | 56.207 |
| | | | | | A.1.2 | 6,695 | | |
| | | | | | A.1.3 | 1,314 | | |
| | | | | | A.1.4 | 0,561 | | |
| | | | | | A.1.5 | 0,001 | | |
| 19) EPTACONSORS SPA (4) | Milano | 8 | 175.575 | 798 | A.1.1 | 20,240 | 20,240 | 35.535 |
| C. Altre partecipazioni rilevanti (2) | | | | | | | | 4.818 |
| 20) CENTRO DI TELEMARKETING SPA | Firenze | 8 | 619 | 148 | A.1.1 | 50,000 | 50,000 | 258 |
| 21) INFORMATICA CASSE TOSCANE SPA IN LIQUIDAZIONE | Lucca | 1 | 2.029 | -25 | A.1.1 | 49,700 | 60,700 | 979 |
| | | | | | A.1.2 | 11,000 | 217 | |
| 22) CITY LIFE SPA | Firenze | 8 | 327 | -598 | A.1.1 | 37,500 | 37,500 | 207 |
| 23) SOGETES SPA | Pistoia | 1 | 850 | 621 | A.1.2 | 100,000 | 100,000 | 1.368 |
| 24) SVILUPPO INDUSTRIALE SPA | Pistoia | 8 | 1.344 | -27 | A.1.2 | 30,100 | 30,099 | 371 |
| 25) CENTRO SPERIMENTALE VIVAISMO SRL | Pistoia | 8 | 1.291 | -105 | A.1.2 | 20,000 | 20,015 | 218 |
| 26) MIRAFIN Srl | Mirandola (MO) | 1 | 761 | -59 | A.1.5 | 100,000 | 100,000 | 749 |
| 27) TEBE TOURS Srl | Mirandola (MO) | 1 | 194 | -118 | A.1.5 | 90,000 | 90,000 | 375 |
| 28) ET GROUP SPA | Prato | 8 | -219 | -212 | B.11 | 30,000 | 45,000 | 76 |

(1) tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 1 individua il controllo ex art. 2359 c.c., comma 1, n. 1, 7 definisce il controllo congiunto ed 8 si riferisce all'impresa associata.

(2) comprende società controllate e collegate escluse dal perimetro di consolidamento ai sensi dell'articolo 29 comma 1 lett. a) del Decreto Legislativo n. 87/1992, fattispecie prevista anche dalle istruzioni per la compilazione del bilancio consolidato dei gruppi bancari, con la circolare n. 115 del 7 agosto 1990, ultimo aggiornamento del 24 maggio 2001.

I dati patrimoniali ed economici riportati sono quelli relativi al bilancio chiuso al 31 dicembre 2001.

(3) società capogruppo parte del Gruppo Findomestic; per l'elisione di tale partecipazione è stato utilizzato il bilancio consolidato del suddetto Gruppo.

(4) dati del bilancio consolidato del Gruppo Eptaconsors.

# Allegati alla relazione semestrale

**Prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile d'esercizio o periodo.**

| | Capitale | Sovrapprezzi di emissione | Riserva legale | Riserva per azioni proprie | Riserve statutarie | Altre riserve | Differenze negative di consolidamento e di patrimonio netto | Fondo per rischi bancari generali | Riserve di rivalutazione | Utile d'esercizio o periodo | Totale |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Saldi al 31 dicembre 2001 | 560.994 | 326 | 111.850 | 7.119 | 17.504 | 51.278 | 1.240 | 65.615 | 53.250 | 93.429 | 962.605 |
| Aumento gratuito del Capitale Sociale della Capogruppo dal 1° gennaio 2002 per effetto della conversione in euro, mediante utilizzo della Riserva di Rivalutazione e delle Altre Riserve | 3.849 | | | | | -996 | | | -2.853 | | 0 |
| Destinazione dell'utile dell'esercizio 2001 della Capogruppo | | | 13.783 | | | 13.747 | | | | -84.918 | -57.388 (*) |
| Aumento gratuito del Capitale Sociale della Capogruppo deliberato dall'Assemblea Straordinaria per portare il valore nominale delle azioni da euro 0,52 a euro 0,57, mediante utilizzo integrale dei Sovrapprezzi di emissione e delle Riserve di Rivalutazione e di parte delle Altre Riserve | 54.312 | -326 | | | | -5.000 | | | -48.986 | | 0 |
| Cessione di azioni della Capogruppo da parte della Cassa di Risparmio di Pistoia e Pescia Spa | | | | -1.495 | | | | | | | -1.495 |
| Effetti delle variazioni delle interessenze ed altri movimenti di consolidamento | | | 920 | | 724 | 3.832 | 96 | | 752 | -8.511 | -2.187 |
| Utile al 30 giugno 2002 | | | | | | | | | | 46.084 | 46.084 |
| Saldi al 30 giugno 2002 | 619.155 | 0 | 126.553 | 5.624 | 18.228 | 62.861 | 1.336 | 65.615 | 2.163 | 46.084 | 947.619 |

(*) Destinazione dell'utile dell'esercizio 2001 della Capogruppo a:

| | |
|---|---|
| - azionisti per dividendi | 56.484 |
| - Fondo a disposizione dell'Assemblea | 904 |
| | 57.388 |

## Raccordo tra patrimonio netto e utile d'esercizio o periodo della Cassa di Risparmio di Firenze Spa ed i corrispondenti valori del bilancio consolidato

| Descrizione | 30 giugno 2002 Patrimonio Netto | 30 giugno 2002 Utile del periodo | 31 dicembre 2001 Patrimonio Netto | 31 dicembre 2001 Utile d'esercizio | 30 giugno 2001 Patrimonio Netto | 30 giugno 2001 Utile del periodo |
|---|---|---|---|---|---|---|
| Capitale Sociale | 619.155 | | 560.994 | | 551.187 | |
| Azioni proprie in portafoglio | -446 | | -437 | | 0 | |
| Sovrapprezzi di emissione | 0 | | 326 | | 326 | |
| Riserve | 190.097 | | 168.561 | | 159.749 | |
| Fondo per rischi bancari generali | 62.475 | | 62.475 | | 51.646 | |
| Fondi rischi su crediti | 16.273 | | 20.947 | | 10.223 | |
| Riserve di rivalutazione | 0 | | 51.839 | | 0 | |
| Utile d'esercizio o periodo | | 59.363 | | 84.919 | | 56.686 |
| Totale Cassa di Risparmio di Firenze Spa | 887.554 | 59.363 | 864.705 | 84.919 | 773.131 | 56.686 |
| Riserva di consolidamento e quota di pertinenza delle altre riserve | -8.171 | | -9.372 | | -12.198 | |
| Azioni della Capogruppo detenute da società incluse nel consolidamento integrale o proporzionale | -5.178 | | -6.682 | | -859 | |
| Fondo per rischi bancari generali di pertinenza del Gruppo | 3.140 | | 3.140 | | 5.552 | |
| Riserve di rivalutazione comprese nel patrimonio di pertinenza di terzi | 2.163 | | 1.411 | | 4.885 | |
| Fondi rischi su crediti delle società consolidate integralmente | 9.599 | | 20.008 | | 23.781 | |
| Utilizzo dei Fondi rischi su crediti per compensazione delle differenze positive di consolidamento | -5.371 | | -5.484 | | -5.304 | |
| Differenze negative di consolidamento | 8 | | 112 | | 25.490 | |
| Differenze positive di consolidamento e relativo ammortamento | -147.549 | -11.367 | -145.409 | -19.549 | -125.225 | -8.199 |
| Utili netti delle società consolidate col metodo integrale o proporzionale | | 28.804 | | 54.743 | | 20.936 |
| Attribuzione degli utili netti a terzi | | -6.636 | | -11.879 | | -5.842 |
| Eliminazione dei dividendi infragruppo | | -22.140 | | -14.971 | | -14.971 |
| Eliminazione delle rettifiche di valore su partecipazioni in imprese del Gruppo | | 0 | | 0 | | 33 |
| Totale società consolidate con il metodo integrale o proporzionale | -151.359 | -11.339 | -142.277 | 8.344 | -83.879 | -8.043 |
| Riserva di consolidamento | 31.340 | | 28.512 | | 27.904 | |
| Differenze negative di patrimonio netto | 1.328 | | 1.128 | | 1.041 | |
| Differenze positive di patrimonio netto e relativo ammortamento | -415 | -28 | -872 | -180 | -259 | -53 |
| Eliminazione dei dividendi infragruppo | | -7.649 | | -9.148 | | -9.147 |
| Eliminazione delle perdite su partecipazioni | | 0 | | 0 | | 172 |
| Eliminazione delle riprese di valore su partecipazioni valutate col metodo del patrimonio netto | | -667 | | 0 | | -393 |
| Utili netti delle società valutate con il metodo del patrimonio netto | | 6.302 | | 9.908 | | 3.770 |
| Attribuzione degli utili netti a terzi | | 102 | | -415 | | -97 |
| Totale società consolidate con il metodo del patrimonio netto | 32.253 | -1.940 | 28.768 | 166 | 28.686 | -5.748 |
| **Totale Gruppo Cassa di Risparmio di Firenze** | **768.448** | **46.084** | **751.196** | **93.429** | **717.938** | **42.895** |

**Il Patrimonio netto consolidato del Gruppo Cassa di Risparmio di Firenze risulta pertanto così composto:**

| Descrizione | 30 giugno 2002 Patrimonio Netto | 30 giugno 2002 Utile del periodo | 31 dicembre 2001 Patrimonio Netto | 31 dicembre 2001 Utile d'esercizio | 30 giugno 2001 Patrimonio Netto | 30 giugno 2001 Utile del periodo |
|---|---|---|---|---|---|---|
| Capitale | 619.155 | | 560.994 | | 551.187 | |
| Sovrapprezzi di emissione | 0 | | 326 | | 326 | |
| Riserva legale | 126.553 | | 111.850 | | 113.206 | |
| Riserva per azioni o quote proprie | 5.624 | | 7.119 | | 859 | |
| Riserve statutarie | 18.228 | | 17.504 | | 32.958 | |
| Altre riserve | 62.861 | | 51.278 | | 28.386 | |
| Riserve di rivalutazione | 2.163 | | 53.250 | | 4.884 | |
| Fondo per rischi bancari generali | 65.615 | | 65.615 | | 57.198 | |
| Differenze negative di consolidamento | 8 | | 112 | | 25.490 | |
| Differenze negative di patrimonio netto | 1.328 | | 1.128 | | 1.087 | |
| Utile d'esercizio o periodo | | 46.084 | | 93.429 | | 42.895 |
| Sub totale | 901.535 | 46.084 | 869.177 | 93.429 | 815.581 | 42.895 |
| Fondi rischi su crediti | 20.501 | | 35.419 | | 28.700 | |
| Differenze positive di consolidamento | -147.549 | | -145.409 | | -125.225 | |
| Differenze positive di patrimonio netto | -415 | | -872 | | -259 | |
| Azioni o quote proprie | -5.624 | | -7.119 | | -859 | |
| Totale | 768.448 | 46.084 | 751.196 | 93.429 | 717.938 | 42.895 |

# Relazione della Società di revisione

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PricewaterhouseCoopers SpA

## RELAZIONE DELLA SOCIETÁ DI REVISIONE SULLA REVISIONE CONTABILE LIMITATA DELLA RELAZIONE SEMESTRALE AL 30 GIUGNO 2002 DELLA CASSA DI RISPARMIO DI FIRENZE SPA

Agli Azionisti
della Cassa di Risparmio di Firenze SpA

1 Abbiamo effettuato la revisione contabile limitata dei prospetti contabili consolidati e delle relative note esplicative ed integrative inclusi nella relazione semestrale al 30 giugno 2002 della Cassa di Risparmio di Firenze SpA. Abbiamo inoltre verificato la parte delle note contenente le informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2 Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con delibera n° 10867 del 31 luglio 1997. La revisione contabile limitata dei dati semestrali di alcune società controllate che rappresentano circa il 13,5 per cento delle attività consolidate e circa il 21,4 per cento dei proventi ordinari consolidati è stata eseguita da altri revisori che ci hanno fornito le relative relazioni. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione tramite colloqui con la direzione della società e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3 Per quanto riguarda i dati comparativi relativi al bilancio consolidato di fine esercizio ed alla relazione semestrale dell'anno precedente si fa riferimento alle nostre relazioni emesse rispettivamente in data 12 aprile 2002 ed in data 12 settembre 2001.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

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4 Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili consolidati ed alle relative note esplicative ed integrative identificati nel paragrafo 1 della presente relazione, per renderli conformi ai criteri previsti dall'articolo 81 "Relazione semestrale" del regolamento Consob adottato con Delibera n° 11971 del 14 maggio 1999 e successive modifiche.

Firenze, 12 settembre 2002

PricewaterhouseCoopers SpA

Lamberto Tommasi

Lamberto Tommasi
(Revisore contabile)

Finito di stampare in Firenze
presso la tipografia editrice Polistampa
Settembre 2002